  As filed with the Securities and Exchange Commission on August 1, 2000
                                                      Registration No. 333-31730
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                --------------
                                 RESONATE INC.
             (Exact name of Registrant as specified in its charter)
                                --------------

            Delaware                              7372                            94-3228496
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)           Identification Number)

                             385 Moffett Park Drive
                          Sunnyvale, California 94089
                                 (408) 548-5500
  (Address, including zip code, and telephone number, including area code, of
                       Registrant's principal executive)
                                --------------
                               Kenneth Schroeder
                            Chief Executive Officer
                             385 Moffett Park Drive
                          Sunnyvale, California 94089
                                 (408) 548-5500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                   Copies to:

               Aaron J. Alter, Esq.                     Danielle Carbone, Esq.
            Michelle L. Whipkey, Esq.                     Shearman & Sterling
            Linda M. Cuny-Smith, Esq.                     1550 El Camino Real
              Richard A. Kline, Esq.                 Menlo Park, California 94025
         Wilson Sonsini Goodrich & Rosati                   (650) 330-2200
             Professional Corporation
                650 Page Mill Road
           Palo Alto, California 94304
                  (650) 493-9300

                                --------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                --------------

                      CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                             Proposed
                              Number of      Maximum         Proposed       Amount of
  Title of Each Class of     Shares to be Offering Price      Maximum      Registration
Securities to be Registered   Registered    Per Share    Offering Price(1)    Fee(1)
---------------------------------------------------------------------------------------
Common stock, $0.0001
 par value..............      4,600,000       $19.00        $87,400,000      $23,074
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

(1) Registration fee calculated pursuant to Rule 457(a) under the Securities Act. The Registrant previously paid a filing fee of $15,840 and has paid an additional $7,234 with this filing.

                                --------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion. Dated August 1, 2000.

                             4,000,000 Shares

                      [LOGO OF RESONATE INC. APPEARS HERE]


                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock by Resonate Inc. All of the shares of common stock are being sold by Resonate.

  It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. Resonate has applied for quotation of its common stock on the Nasdaq National Market under the symbol "RSNT."

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Resonate..........................   $       $

  To the extent the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from Resonate at the initial public offering price, less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares on           , 2000.

Goldman, Sachs & Co.

              Chase H&Q

                        Dain Rauscher Wessels

                                                                   Wit SoundView

                                  ----------

                     Prospectus dated August  , 2000.

                      [Inside Front Cover of Prospectus]

The inside front cover page begins with our logo followed by our trademark "Keeping E-Business Open for Business."

The graphic is a drawing depicting how Resonate's products interact with the Internet, end-users, system administrators and Resonate's customers Corporate Data Centers.

The graphic begins in the center with one of Resonate's products, Resonate Global Dispatch(TM). Resonate Global Dispatch is connected by arrows 1) to the Internet (which connects to end-users graphically depicted by three computer screens), 2) to two remote data centers, 3) to a system administrator (graphically depicted by a person at a computer screen reading a spreadsheet) with the name of another Resonate product (Resonate Enterprise Services Console(TM)) written to show that the system administrator can monitor the customers Remote Data Center and Corporate Data Center by employing Resonate Enterprise Services Console, and 4) to a customer's Corporate Data Center which has its own diagram at the bottom of the Inside Front Cover of the Prospectus.

The Corporate Data Center diagram connects by arrows to the Resonate Global Dispatch product and to the Internet. The Corporate Data Center is made up of three types of servers: Web Servers, Application Servers and Database Servers. These servers have another of Resonate's products written next to them, Resonate Central Dispatch(TM), to graphically depict Resonate Central Dispatch's relationship with these servers. Under this section of the diagram is the phrase "User Requests," denoting how this product interacts between user requests and the customer's servers.

The Corporate Data Center is also connected by arrows to another of Resonate's products, Resonate Commander(TM), to graphically depict Resonate Commander's relationship with these servers. Under this section of the diagram is the phrase "Monitoring and Control," denoting how this product aids customers, management in monitoring its servers.

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                                    Resonate

  We develop and market a family of software products and services that monitor, manage and control computer networks, server systems, and Internet, intranet and extranet applications. Our software products and services also take automated corrective action to ensure high availability and predictable performance of these applications to significantly enhance users' overall experience and satisfaction with the web site. Our software products and services help our customers by:

  . Deploying applications across multiple server systems and enabling those multiple server systems to act as a single, scalable and easily managed system

  . Directing requests to the server system best able to respond to the request

  . Routing traffic around computer, network and software problems to provide a consistent, responsive user experience

  . Taking automatic action to correct computer, network and software failures

  . Monitoring, managing and controlling their network, systems and applications more efficiently

  We call the collection of capabilities that our products provide Internet services management.

  Applications that use Internet-based technologies are typically deployed over groups of independent server systems. This type of deployment can substantially reduce the performance, reliability and response time of these applications. We believe our products are well suited to effectively address these problems because of our products' rich feature set which has been designed to address these types of issues and because our products can be deployed on each server system where potential problems may occur.

  Our target market includes companies that use the Internet or Internet-based technologies to conduct business. We currently have over 300 customers worldwide ranging from high volume Internet sites to large enterprises deploying Internet-based applications.

  In addition to direct sales, we sell our products and services through multiple indirect channels. These indirect channels include systems integrators, web hosting services, application service providers, server system vendors and independent software vendors, who embed or bundle our software within their own products and sell them to their customers.

                             Our Market Opportunity

  Companies worldwide are transforming the way they conduct business by using the Internet and Internet-based technologies to deploy business critical applications. Companies are also increasingly aware that the availability and performance of these types of electronic business, or eBusiness, applications are critical, since they directly impact the operational success of their businesses. For example, Zona Research estimates that unacceptable page content download times, which Zona Research defines as downloads taking longer than eight seconds, could result in losses of $4.35 billion in U.S. eCommerce sales in 1999. With the increasing reliance on applications that use the Internet and Internet-based technologies, and the growing complexity of these applications' underlying infrastructure, companies must address the following eBusiness application issues on an ongoing basis:

  .  Optimizing performance and minimizing response times

  .  Avoiding the cost of downtime and poor service levels

  .  Reducing the cost of administration and control

  .  Managing rapid growth and complexity

  Over the past several years, companies have attempted to address these issues by using network traffic management products in conjunction with network analysis, systems monitoring and management products. Companies have found that these products, even when used in combination, do not provide effective solutions because they often are functionally incomplete, complex to deploy and require expensive ongoing maintenance.

                                  Our Strategy

  We intend to be the leading Internet services management solutions provider. Key elements of our strategy are to:

  .  Become the standard platform for Internet services management

  . Market our products to companies that use business critical, complex eBusiness applications

  .  Leverage strategic relationships to promote the use of our platform

  . Provide our customers with outsourced monitoring and service level control of eBusiness applications

  .  Expand our direct and indirect distribution channels

                             Corporate Information

  We were incorporated in California in July 1995 under the corporate name Mediability Inc. In April 1996, we changed our corporate name to Resonate Inc. We reincorporated in Delaware in July 2000. Our principal executive offices are located at 385 Moffett Park Drive, Sunnyvale, California 94089 and our telephone number is (408) 548-5500. Our web site is located at http://www.resonate.com. Information contained on our web site does not constitute part of this prospectus.

  For the year ended December 31, 1999, we had revenue of $9.9 million and a net loss of $18.9 million. For the six months ended June 30, 2000, we had revenue of $8.3 million and a net loss of $24.2 million.

  "Resonate" is a registered trademark of Resonate. "Resonate Central Dispatch," "Resonate Global Dispatch," "Resonate Commander," "Resonate Dispatch SLB-Now!," "Resonate Managed Services," "Resonate InterAct Services," "Resonate ProAct Services," "Resonate Enterprise Services Console," "Keeping E-Business Open for Business," and the stylized "R" logo are among the trademarks of Resonate. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

                                  The Offering

 Common stock offered....................... 4,000,000 shares
 Common stock to be outstanding after the
  offering.................................. 26,539,757 shares
 Use of proceeds............................ We plan to use the net proceeds from this offering principally for working capital
                                             and general corporate purposes and to fund
                                             anticipated operating losses.
 Proposed Nasdaq National Market symbol..... "RSNT"

  The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2000 and also includes the 1,874,999 shares of common stock into which the shares of Series F preferred stock that we sold in July 2000 will automatically convert upon completion of this offering, based on an assumed initial public offering price of $18.00 per share. This number excludes:

  . 3,186,584 shares issuable upon exercise of options outstanding at a weighted average exercise price of $5.23 per share as of June 30, 2000

  . 420,038 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $5.58 per share as of June 30, 2000

  . A total of 5,070,320 shares available for issuance under our various stock plans as of June 30, 2000, excluding the annual increases in the number of shares authorized under our 2000 Stock Plan and our 2000 Employee Stock Purchase Plan beginning January 1, 2001

  Except as otherwise indicated, information in this prospectus is based on the following assumptions:

  . The conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering, assuming that the 514,668 shares of Series E preferred stock convert into 520,551 shares of common stock, and assuming that the 1,389,603 shares of Series F preferred stock convert into 1,874,999 shares of common stock, which conversion ratios are based on an assumed initial public offering price of $18.00 per share

  . No exercise by the underwriters of their option to purchase additional shares of common stock in this offering

                         Summary Financial Information

  The following table sets forth a summary of our statements of operations data for the periods presented. The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock, including the outstanding shares of our Series F preferred stock sold in July 2000, into shares of common stock immediately prior to the closing of this offering.

                           From July
                            18, 1995
                            (date of
                           inception)                                       Six Months Ended
                               to          Year Ended December 31,              June 30,
                          December 31, -----------------------------------  -----------------
                              1995      1996     1997     1998      1999     1999      2000
                          ------------ -------  -------  -------  --------  -------  --------
                                      (in thousands, except per share data)
Statement of Operations
 Data:
Total revenue...........     $   22    $    10  $   445  $ 2,695  $  9,914  $ 3,586  $  8,348
Cost of revenue.........         --         --       84      319     1,104      278     2,320
                             ------    -------  -------  -------  --------  -------  --------
Gross profit............         22         10      361    2,376     8,810    3,308     6,028
Operating expenses......         28      1,107    4,194   10,181    27,569   10,012    30,066
                             ------    -------  -------  -------  --------  -------  --------
Loss from operations....         (6)    (1,097)  (3,833)  (7,805)  (18,759)  (6,704)  (24,038)
                             ------    -------  -------  -------  --------  -------  --------
Net loss................         (6)    (1,174)  (3,711)  (7,671)  (18,865)  (6,828)  (24,162)
                             ======    =======  =======  =======  ========  =======  ========
 Basic and diluted net
  loss per share........     $(0.01)   $ (0.55) $ (1.20) $ (1.90) $  (4.18) $ (1.51) $  (3.75)
                             ======    =======  =======  =======  ========  =======  ========
 Weighted average
  shares................      1,205      2,136    3,083    4,048     4,513    4,517     6,437
                             ======    =======  =======  =======  ========  =======  ========
 Pro forma net loss per
  share basic and
  diluted (unaudited)...                                          $  (1.27)          $  (1.32)
                                                                  ========           ========
 Weighted average shares
  (unaudited)...........                                            14,841             18,335
                                                                  ========           ========

  The following table summarizes:

  .  Actual balance sheet data

  . Pro forma balance sheet data giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering including the 1,389,603 shares of our Series F preferred stock sold in July 2000 for net proceeds of $27 million

  . Pro forma as adjusted balance sheet data, adjusted to give effect to the conversion of our convertible preferred stock, including the 1,389,603 shares of our Series F preferred stock that we sold in July 2000, and our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share and after deducting estimated underwriting discounts and estimated offering expenses

                                                     As of June 30, 2000
                                                 -----------------------------
                                                             Pro    Pro Forma
                                                  Actual    Forma  As Adjusted
                                                 --------  ------- -----------
   Balance Sheet Data:
   Cash, cash equivalents and investments....... $  5,733  $32,733   $98,297
   Working capital..............................      550   27,550    93,495
   Total assets.................................   16,501   43,501   108,380
   Long-term debt, net of current portion.......    3,065    3,065     3,065
   Mandatorily redeemable convertible and
    convertible preferred stock.................   38,401       --        --
   Total stockholders' equity (deficit).........  (35,937)  29,464    94,724

                                  RISK FACTORS

   An investment in our common stock is very risky. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before buying shares in this offering.

We only began substantive operations in April 1996 and, as a result, it is difficult to forecast our future operating results.

  We were incorporated in July 1995 and had no substantive operations until April 1996. As a result, we have a limited operating history that makes it difficult to forecast our future operating results. In addition, the revenue and income potential of our business and market are unproven. You must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in new and rapidly evolving markets such as ours. Some of the specific risks we face include our ability to:

  . Successfully develop, commercialize and achieve significant market acceptance of our current and next generation of products

  . Develop and maintain strong relationships with server system vendors, independent software vendors, application service providers, web hosting services, value-added resellers and systems integrators

  .  Expand our domestic and international sales efforts

  . Continue to attract and retain qualified personnel, particularly in the areas of sales, marketing and engineering

  .  Manage growing operations

We have a history of losses, expect to continue to incur significant operating expenses and losses in the future, and may never achieve or sustain profitability.

  We have experienced operating losses in each quarterly and annual period since our inception in 1995, and we expect to continue to incur significant operating expenses and losses for the foreseeable future. We incurred a net loss of $7.7 million for the year ended December 31, 1998, a net loss of $18.0 million for the year ended December 31, 1999, and a net loss of $21.9 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $52.4 million. We cannot predict when we will be profitable, if at all. We may never achieve future revenue growth or achieve or sustain profitability. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis. If we continue to incur net losses and never attain profitability, our stock price will suffer.

  We intend to substantially increase our operating expenses, particularly expenses relating to expanding our sales and marketing activities and our direct sales force, adding to the number of relationships within our indirect distribution channels and increasing levels of research and development. As a result, we will need to generate significant additional revenue to achieve and maintain profitability in the future. Moreover, failure to achieve and sustain significant increases in our quarterly net sales could cause us to curtail planned increases in our operating expenses, which would adversely impact our ability to grow our business.

The planned expansion of our direct sales force will involve significant expense to us, and may not succeed.

  During 2000, we have and expect to continue to substantially increase the number of our direct sales personnel to both support and develop leads for our indirect distribution channels and increase the direct sale of our products. This expansion will significantly increase personnel costs and related expenditures. We do not expect new sales personnel to be productive immediately, and we can not assure you that costs of this expansion will not exceed the revenue generated by the new sales personnel. We also can not assure you that we will be successful in hiring our target number of sales personnel.

Our quarterly operating results may fluctuate significantly, and may be subject to seasonality, which may cause our stock price to fall.

  Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. Factors that could cause our operating results to fluctuate include:

  .  Changes in the mix of products and services we sell

  . The timing of the development and release of enhanced versions of Central Dispatch, Commander, Global Dispatch, Enterprise Service Console and Resonate Managed Services, as well as future product enhancements and new products

  . Deferrals of customer orders in anticipation of product enhancements or new products

  . Announcement or market acceptance of new products or product enhancements offered by our competitors

  .  The mix of channels through which we sell our products

  . The timing and amount of orders from companies who sell our products through our indirect distribution channel

  . General economic conditions and economic conditions specific to the Internet services management industry

  Because of these factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as an indicator of our future performance. Our operating results will likely be below the expectations of public market analysts and investors in some future quarter or quarters. If this occurs, the price of our common stock will probably decline.

  A delay in anticipated sales beyond the end of a particular quarter may harm our results of operations for that quarter. Furthermore, we base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed. Consequently, if revenue levels fall below our expectations, we may suffer unexpected losses because only a small portion of our expenses vary with our revenue.

  We expect to experience seasonality in the sales of our software products. For example, we expect that sales may decline during summer months, particularly in Europe. We also anticipate that sales may be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results. Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business because our growth may have largely overshadowed this seasonality in recent periods.

If we fail to successfully educate potential customers regarding the benefits of our Internet services management solutions, our ability to sell our products and grow our business will be severely limited.

  Our future success depends on widespread commercial acceptance of our products. The market for Internet services management solutions is relatively new and rapidly evolving. If we are unable to educate our potential customers, and the market in general, of the advantages of our software based Internet services management solutions over hardware based server load balancing products and network system management products, our ability to sell our products will be severely limited. Rather than utilizing comprehensive Internet services management solutions, most web data center administrators manage their services by adding servers and interconnecting a variety of single function system and traffic management tools. In addition, our competitors offer a wide variety of hardware or software products that purport to serve the needs addressed by our products. Our ability to increase revenue in the future depends on the extent to which our potential customers recognize the value of our integrated Internet services management solutions. The acceptance of our products and services may also be hindered by:

  . The reluctance of our prospective customers to replace or supplement their current networking products, which may be supplied by more established vendors, with our products

  . The emergence of new technologies or industry standards, which could cause our products to be less competitive or obsolete

  In addition, because the market for Internet services management solutions is in an early stage of development, we cannot accurately assess the size of the market, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, developing products that could address those needs, and establishing a distribution strategy for these products.

If our Central Dispatch, Commander, Global Dispatch, Enterprise Service Console or Resonate Managed Services products or other new products or product enhancements fail to achieve customer acceptance, our growth and revenue will be limited.

  Rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards characterize our industry. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand or ensure that they interoperate with current and emerging networking technologies. The success of our products will depend on factors including:

  . Their ability to meet customer needs and expectations regarding features and performance

  . Our ability to accurately anticipate industry trends and changes in technology standards

  .  Timely completion and introduction of new product designs and features

  Further, because the market is new for products that facilitate the efficient processing of data and transactions across computer networks, potential customers in this market may be confused or uncertain about the relative merits of these products or which product to adopt, if any. Confusion and uncertainty in the marketplace may inhibit customers from purchasing our products, which could limit our growth and revenue.

Our sales of Central Dispatch generated approximately 86% of our product revenue in the first half of 2000, and a decline in our sales of Central Dispatch could materially harm our results of operations.

  In the first half of 2000, we derived approximately 86% of our product revenue from sales of our Central Dispatch product, and we expect to derive a significant portion of our revenue from sales of Central Dispatch for at least the next two years. Our ability to sell Central Dispatch depends upon its ability to solve critical network performance and availability problems of our customers. If Central Dispatch is unable to solve these problems for our customers, our ability to maintain our existing customer base and to obtain new customers for Central Dispatch will be adversely impacted, which would result in a substantial loss of revenue or an inability to grow our revenue.

Our ability to grow Resonate Managed Services will depend upon the willingness of customers to outsource Internet management services.

  We only recently introduced Resonate Managed Services, and we have derived almost no revenue from Resonate Managed Services. Potential customers may be unwilling to outsource monitoring and service level control of their eBusiness applications and the infrastructure that supports them. For example, potential customers may be reluctant to give our professional services engineers the ability to adjust configuration of their infrastructure. Furthermore, it is difficult for us to evaluate the extent to which potential customers will be willing to outsource these functions due to the limited time period during which we have been offering Resonate Managed Services. Should this occur, our ability to grow our business may be harmed.

Our ability to grow our business depends upon increased demand for our products from corporate enterprises and the extent to which our products can accommodate the needs of corporate enterprises.

  We derive a substantial portion of our revenue from companies that operate their business primarily or exclusively through their public web site, commonly known as "dot.com" companies. We cannot assure you that corporate enterprises, who typically operate in more complicated information technology environments will widely adopt Internet services management solutions to facilitate their data and transaction processing needs. Our ability to grow our business will depend upon the extent to which corporate enterprises adopt Internet services management solutions. Moreover, if corporate enterprises require significantly different product features for our Internet services management solutions than our dot.com customers, whether as a result of choosing to outsource some or all of their applications to applications service providers or otherwise, we will be required to enhance or modify our products to meet those corporate enterprise requirements. If we are required to enhance or modify our products in this manner, we could incur delays in introducing enhanced or modified versions of our products, delays in capturing enterprise customers and significant expense. Any of these alternatives will limit our ability to grow our business and could result in higher net losses.

We derive substantially all our revenue through the sale of upfront licenses of our software products, and alternative business models employed by competitors could erode our product pricing.

  If alternative business methods of delivering the capabilities of our software products are developed by competition, they may substantially erode the price which we can charge for our products. These alternative methods include bundling these capabilities in operating systems by server system vendors or the delivery of these capabilities through a subscription model by application service providers.

Our markets are highly competitive, our customers may choose to purchase our competitors' products, and we cannot assure you that we will be able to compete effectively.

  Our markets are new, rapidly evolving and highly competitive, and we expect competition to persist and intensify in the future. Our principal competitors for our Central Dispatch and Global Dispatch products include several companies offering hardware-based server load balancing such as Alteon Web Systems, Arrowpoint Communications, Cisco Systems, F5 Networks, Foundry Networks and Microsoft. These competitors have significantly greater financial, technical, marketing, service and other resources than we do.

  In the future, increased competition for our Commander and Enterprise Service Console products may come from providers of systems management products, including Tivoli Systems, BMC Software and others, and from providers of network management products, such as Micromuse and Visual Networks. As these providers enhance their products to meet the needs and requirements of

Internet deployed applications and services, potential customers may choose their products over our solutions.

  We expect to continue to face additional competition as new participants enter the traffic or systems management markets. In addition, other large companies with significant resources, brand recognition and sales channels may form alliances with or acquire competing traffic management solutions and emerge as significant competitors. Potential competitors may bundle their products or incorporate a load balancing or traffic management component into existing products in a manner that discourages users from purchasing our products. In addition, our competitors may choose to significantly reduce the prices of their hardware-based products and we may be forced to significantly reduce our prices in order to remain competitive. This price reduction could significantly lower our revenue or increase our operating losses.

  Our competitors may respond more quickly to emerging technologies than we do. We may lose customers to competitors if we are not able to respond to requests for additional features in a timely fashion. We may not be able to maintain or improve our competitive position against current or potential competitors, especially those with greater resources.

Our sales cycle is lengthy and unpredictable, involving significant expense and effort by us in advance of product orders, and may cause our operating results to fluctuate, which could result in volatility in the price of our stock.

  The typical sales cycle of our Internet services management products can be lengthy and unpredictable and involves significant capital investment decisions by prospective customers, as well as education of potential customers regarding the benefits of our software-based solutions. The sales cycle for our products has ranged from one to three months for sales to smaller customers to up to one year or more for sales to large, established enterprises. If sales forecasted from specific customers for a particular quarter are not realized in that quarter, we may be unable to compensate for the revenue shortfall causing our operating results to vary significantly from quarter to quarter. A significant variation in our quarterly results could result in volatility in our stock price. Customers frequently begin by evaluating our products on a limited basis before deciding to purchase them. Generally, customers consider a wide range of issues before committing to purchase our products, including product benefits, ability to interoperate with their networking equipment and product reliability. While potential customers are evaluating a purchase of our products, we may incur substantial sales and marketing expenses and expend significant management effort. The result of making these expenditures with no corresponding revenue in any given quarter could further exacerbate our quarterly fluctuations and our stock price volatility.

We rely on our relationships with a limited number of third parties to implement and promote our software platform, and if these relationships fail, our revenue or our ability to grow our revenue may decrease.

  We depend upon our relationships with Hewlett-Packard, IBM and Sun Microsystems to help distribute and market our products. Although we have developed distribution and marketing relationships with these three companies and a limited number of other server system vendors, independent software vendors, application service providers, value-added resellers, systems integrators and web hosting services, we cannot control the amount or timing of resources that these third parties devote to our business. We cannot assure you that the third parties who currently market our products will do so effectively, and we may not be able to maintain our existing relationships with these third parties. In addition, our arrangements with third parties typically do not restrict them from working with our competitors. In the event one or more of these third parties were to acquire or significantly increase their relationships with our competitors, their incentive to continue to devote their resources to selling our products could decline and our revenue could suffer accordingly. If any of our relationships is terminated, we may not be able to develop or maintain substitute marketing and distribution relationships.

If we do not substantially expand our direct and indirect sales channels, our ability to sustain or increase our sales will be harmed.

  In order to increase the sales of our products and services, we need to increase both our direct and indirect sales channels. If we are unable to increase both our direct and indirect sales channels, our ability to increase revenue could be seriously harmed. In North America, we currently sell our products directly and through companies with whom we have established indirect sales channel relationships. We sell our products internationally primarily through resellers and referrals from our channel relationships. Our sales and distribution strategy depends principally on:

  . Developing and expanding our indirect sales and distribution channels by establishing relationships with leading server system vendors, independent software vendors, application service providers, web hosting services, value-added resellers and systems integrators

  . Developing and expanding our direct sales organization by hiring additional personnel

  For the twelve months ended December 31, 1999, our indirect channel relationships accounted for 100% of our revenue from customers located outside North America and 19% of our revenue from customers located in North America. For the six months ended June 30, 2000, our indirect channel relationships accounted for 97% of our revenue from customers located outside of North America and 18% of our revenue from customers located in North America. To achieve broader distribution of our products, we expect to continue to invest in the development of indirect sales channels. If we fail to develop and maintain relationships with significant server system vendors, independent software vendors, application service providers, web hosting services, value-added resellers and systems integrators, or if these third parties are not successful in their sales efforts or if we fail to expand our direct sales organization, sales of our products and services may decrease or fail to increase.

Our expansion into international markets may not succeed and will expose us to risks associated with international operations and result in higher personnel costs.

  We intend to expand into international markets. We have only limited experience in marketing, selling and supporting our products internationally. Prior to 1998, we had no revenue from sales to customers located outside North America. Sales to customers located outside North America represented 14% of our revenue for the year ended December 31, 1998, 15% of our revenue for the year ended December 31, 1999 and 8% of our revenue for the six months ended June 30, 2000.

  In order to increase our international sales, we intend to expand the number of relationships with third parties who sell our products internationally and develop a direct international sales presence. We may incur higher personnel costs by hiring international sales staff, which may not result in an increase in our revenue. We may not be able to maintain our operating margins for international sales due to the higher costs of these sales.

  Our continued growth will require us to develop our international operations in European and Asian countries. If we are unable to expand our international operations successfully, and in a timely manner, our business and results of operations may be seriously harmed. Such expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally. Our international operations could also be affected by a number of risks and uncertainties, including:

  . The difficulties and significant costs of staffing and managing foreign operations

  .  Unexpected changes in regulatory requirements

  . Legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers

  .  Reduced protection of intellectual property in other countries

  . Longer collection cycles and increased difficulty in collecting delinquent or unpaid accounts

  . Fluctuations in the value of the U.S. dollar relative to other currencies

  .  Potentially adverse tax consequences

  .  Political and economic instability

  Any of these factors could impair our ability to expand our international operations into these markets or to generate significant revenue from those markets in which we operate.

We may not be able to attract, train or retain qualified engineering, sales, marketing, professional services and customer support personnel because these personnel are limited in number and in high demand.

  Our future success will depend in large part on our ability to hire and retain a significant number of qualified personnel, particularly in engineering, sales, marketing, professional services and customer support. Competition for qualified personnel is intense, especially in Northern California where we are headquartered, and we may not be able to hire the quality and number of personnel we are targeting. Our inability to hire and retain qualified personnel may harm our results of operations and our ability to maintain or increase market share.

  We currently have a small professional services and customer support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The installation of Internet traffic management solutions, the integration of these solutions into existing networks and the ongoing support can be complex. Accordingly, we need highly trained professional services and customer support personnel. Hiring professional services and customer support personnel is very difficult in our industry due to the limited number of people available with the necessary technical skills and understanding of our products.

  After this offering, our ability to attract and retain qualified personnel may be even more difficult because potential employees may perceive the value of our future stock option grants offered to them to be less valuable than stock option grants offered by other companies that are not yet public. Our inability to attract, train or retain the number of highly qualified engineering, sales, marketing, professional services and customer support personnel that our business needs may seriously harm our business and results of operations.

Our recent growth has placed a significant strain on our management, systems and resources, and we may experience difficulties managing our expected growth.

  Since the introduction of our product line, we have experienced a period of rapid growth and expansion that has placed, and continues to place, a significant strain on all of our management, systems and resources. From December 31, 1997, we increased the number of our employees from 42 to 226 at June 30, 2000. We expect our headcount to continue to grow substantially. We expect our growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. If we are unable to manage our growth effectively, our business and results of operations may be seriously harmed.

We depend on our key personnel and the loss of any key personnel may harm our business and results of operations.

  Our success depends to a significant degree upon the continued contributions of our key management, product development, sales and marketing and finance personnel, many of whom would be difficult to replace. In particular, we rely on our President and Chief Executive Officer, Kenneth Schroeder. If we were to lose the services of Mr. Schroeder, our business and results of operations could be harmed. We do not maintain employment agreements or key person life insurance for any of our key personnel.

The development of new operating systems or the emergence of new network standards could cause our products to become obsolete or require us to redesign our products.

  Our products operate on Solaris, Windows NT, AIX, Linux and HP/UX operating systems, and features of our products are dependent upon the network standards used by a customer. If new operating systems are developed or new network standards emerge, our failure to modify our products in a timely or cost effective manner could limit our potential customer base, which would adversely affect our ability to increase our revenue. Furthermore, we will need to modify our products or develop new versions of our products as new versions of operating systems are developed. If we fail to continue to develop new products to respond to changes in computer networks and operating systems, our ability to grow our business will suffer.

Undetected software errors in our products could harm our reputation and cause us to incur significant warranty and repair costs.

  Software products frequently contain undetected errors when first introduced or as new versions are released. We have experienced these errors in the past in connection with new products and product upgrades. We expect that these errors will be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

Because our products could interfere with the operations of our customers' other software applications, we may be subject to potential product liability and warranty claims by these customers, which may be costly and may not be adequately covered by insurance.

  Our products are integrated with our customers' networks and software applications. The sale and support of our products may entail the risk of product liability or warranty claims based on disruption to these networks or applications. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources. Although we carry general liability insurance, our current insurance coverage would likely be insufficient to protect us from all liability that may be imposed under these types of claims. A material product liability claim may seriously harm our results of operations.

Our intellectual property could be used by others without our consent because protection of our intellectual property is limited.

  We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches. Any actions taken by us to enforce our intellectual property rights could result in significant expense to us and the diversion of management time and other resources.

  Monitoring use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Our products may infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

  Our industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. We may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third party proprietary rights, such as patents, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims as the number of products and competitors in our industry grows and functionalities of products overlap. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us.

Because we derive our revenue primarily from companies that use the Internet and Internet-based technologies to conduct business, a general decline in the Internet sector could significantly hurt our operations.

  Our software products and services are designed for customers that use the Internet and Internet-based technologies to conduct business. While growth of electronic business has been rapid, some companies within the Internet sector have experienced a slowdown in the second quarter of 2000. Slowdowns in the Internet sector could adversely affect the ability of some of our customers to timely fulfill their payment obligations to us. In the first half of 2000, we wrote off accounts receivable of approximately $130,000 as a result of the insolvency of two of our customers. To the extent we are required to write off more accounts receivable, our results of operations will be harmed.

Our products incorporate the Java run time environment, which we license from Sun Microsystems, and our product shipments could be delayed if that software is no longer available to us.

  Our products incorporate the Java run time environment, which we license from Sun Microsystems. This third party software may not continue to be available to us on commercially reasonable terms. If we cannot maintain our license to Sun's Java run time environment, shipments of our products could be delayed until we could develop or license software to replace the functionality provided by this license and integrate that software into our products. Delays in product shipments could harm our revenue.

A disaster could severely damage our operations because we do not have a separate geographically located backup system.

  We currently do not have fully redundant systems for our service at an alternate site. A disaster could severely damage our ability to deliver Resonate Managed Services. Resonate Managed Services depend upon our ability to maintain and protect our computer systems, all of which are located in our principal headquarters in Sunnyvale, California. Sunnyvale exists on or near a known earthquake fault zone. Although our facility which hosts our computer systems, is designed to be fault tolerant, the system is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events. Although we maintain general business insurance against fires, floods and some general business interruptions, there can be no assurance that the amount of coverage will be adequate in any particular case.

We may need to raise additional funds, which may not be available on terms favorable to us, if at all.

  We expect that the net proceeds from this offering, cash from operations and borrowings available under our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. The estimate of the time period in which our cash resources and proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs is a forward-looking statement that involves risks and uncertainties. Our actual funding requirements may differ materially from this as a result of a number of factors, including our development and introductions of new products and expansion in the number of our personnel. We may need to raise additional funds prior to the end of the next twelve months or at a later date. We cannot assure you that any additional financing we may need will be available on terms favorable to us, if at all.

  Further, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

Our existing stockholders will be able to exercise significant control over all matters requiring stockholder approval.

  On completion of this offering, executive officers, directors and their affiliates and 5% stockholders will beneficially own, in the aggregate, approximately 56.5% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us even if our other stockholders believe that it is desirable.

We are at risk of securities class action litigation due to our expected stock price volatility.

  An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between us and representatives of the underwriters, and we cannot assure you that the trading price of our common stock will not decline below the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors such as changes in accounting rules and regulations, market trends and company performance, some of which are beyond our control. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Regardless of its outcome, securities litigation may result in substantial costs and divert management's attention and resources, which could harm our business and results of operations.

A total of 22,497,569, or 85%, of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

  If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. In addition, such sales could create the perception to the public of difficulties or problems with our products. As a result, these sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

  Upon completion of this offering, we will have outstanding 26,539,757 shares of common stock, assuming no exercise of outstanding options or warrants after June 30, 2000. Of these shares, the shares sold in this offering are freely tradable. The remaining 22,539,757 shares will become eligible for sale in the public market as follows:

   Number of
     Shares   Date
   ---------- ----
       42,188 At the date of this prospectus

            0 90 days after the date of this prospectus

   20,095,538 181 days after the date of this prospectus subject to some restrictions under the federal securities laws

    2,402,031 More than 181 days after the date of this prospectus, subject to some restrictions under the federal securities laws

  The above table gives effect to lock-up arrangements with the underwriters under which our directors, officers and stockholders have agreed not to sell or otherwise dispose of their shares of common stock for a period of 181 days after the date of this prospectus. The underwriters may remove these lock-up restrictions prior to 181 days after the offering without prior notice.

We may engage in future acquisitions that dilute our stockholders, cause us to incur debt or assume contingent liabilities.

  We may acquire businesses, products or technologies that we believe may complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements with respect to any acquisitions, we may acquire businesses, products or technologies in the future. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business. Furthermore, we may issue equity securities to pay for any future acquisitions which could be dilutive to our existing stockholders.

We have broad discretion to use the proceeds from this offering and may not use the proceeds effectively.

  The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. We cannot assure you that the proceeds will be invested to yield a favorable return.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

  Our certificate of incorporation and bylaws contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors have staggered terms which makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

  Our board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

  Our board of directors could choose not to negotiate with an acquiror that it does not feel is in the strategic interests of Resonate. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the antitakeover measures, you could lose the opportunity to sell your shares at a favorable price.

As a new investor, you will experience immediate and substantial dilution.

  If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $14.43 per share in pro forma net tangible book value based on an assumed initial public offering price of $18.00 per share.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the 4,000,000 shares of common stock we are offering will be approximately $65.6 million, or $75.6 million if the underwriters exercise their overallotment option in full. We based our estimate of our net proceeds on an assumed initial public offering price of $18.00 per share and deducted the estimated underwriting discount and estimated offering expenses payable by us.

  While we cannot predict with certainty how we will use the net proceeds of this offering and our cash on hand, we currently intend to use approximately $10 million to develop products and support activities, approximately $20 million to expand our selling and marketing infrastructure, approximately $10 million for building our corporate infrastructure, including capital expenditures, and proceeds of approximately $25 million will be used for working capital purposes.

  The amounts we actually spend for the above purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described under "Risk Factors". Therefore, we will have broad discretion in the way we use the net proceeds. See "Risk Factors--we have broad discretion to use the proceeds from this offering and may not use the proceeds effectively" for more information.

  Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we currently have no commitments or agreements and are not involved in any negotiations to acquire any technology or business. We plan to invest the net proceeds, pending their use, in short-term, interest-bearing, investment grade securities, such as commercial paper, corporate notes, corporate bonds, United States government securities and medium term notes.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreements prevent us from paying cash dividends without the consent of the lenders.

                           FORWARD LOOKING STATEMENTS

  Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                 CAPITALIZATION

  The following table sets forth:

  .  Our actual capitalization as of June 30, 2000

  . Our pro forma capitalization after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into common stock, including the automatic conversion of the 1,389,603 shares of our Series F preferred stock sold in July 2000 into 1,874,999 shares of common stock for net proceeds of $27 million which results in a beneficial conversion feature of $6.8 million

  . Our pro forma as adjusted capitalization to give effect to the sale of 4,000,000 shares of common stock at an assumed initial public offering price of $18.00 per share in this offering, after deducting the underwriting discount and estimated offering expenses payable by us

  This table excludes the following shares:

  . 3,186,584 shares issuable upon exercise of options outstanding at a weighted average exercise price of $5.23 per share as of June 30, 2000

  . 420,038 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $5.58 per share as of June 30, 2000

  . a total of 5,070,320 shares available for issuance under our various stock plans as of June 30, 2000, excluding the annual increases in the number of shares authorized under our 2000 Stock Plan and our 2000 Employee Stock Purchase Plan beginning January 1, 2001

                                                    As of June 30, 2000
                                            -----------------------------------
                                                                     Pro Forma
                                              Actual     Pro Forma  As Adjusted
                                            ----------- ----------- -----------
                                            (unaudited) (unaudited) (unaudited)
                                            (in thousands, except share and per
                                                        share data)
Cash, cash equivalents and investments.....  $  5,733    $ 32,733    $ 98,297
                                             ========    ========    ========
Long-term debt, net of current portion.....  $  3,065    $  3,065    $  3,065
  Mandatorily redeemable convertible
   preferred stock; no par value;
   12,131,185 shares authorized, 10,308,108
   shares issued and outstanding, actual;
   no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted................................    38,027         --          --
  Mandatorily redeemable convertible
   preferred stock warrants................       374         --          --
Stockholders' equity (deficit):
  Convertible preferred stock; $0.0001 par
   value, 1,891,227 shares authorized,
   1,833,852 shares issued and outstanding,
   actual; no shares issued or outstanding,
   pro forma and pro forma as adjusted.....       --          --          --
  Preferred stock, $0.0001 par value, no
   shares authorized, issued or
   outstanding, actual and pro forma;
   10,000,000 shares authorized, no shares
   issued or outstanding, pro forma as
   adjusted................................       --          --          --
  Common stock, $0.0001 par value;
   50,000,000 shares authorized, actual and
   pro forma; 8,516,915 shares issued and
   outstanding, actual; 22,539,757 shares
   issued and outstanding, pro forma;
   200,000,000 shares authorized,
   26,539,757 shares issued and
   outstanding, pro forma as adjusted......         1           2           3
  Additional paid-in capital...............    43,302     115,452     180,711
  Notes receivable from stockholders.......    (1,055)     (1,055)     (1,055)
  Unearned stock-based compensation........   (22,597)    (22,597)    (22,597)
  Accumulated deficit......................   (55,588)    (62,338)    (62,338)
                                             --------    --------    --------
    Total stockholders' equity (deficit)...   (35,937)     29,464      94,724
                                             ========    ========    ========
    Total capitalization...................  $  5,529    $ 32,529    $ 97,789
                                             ========    ========    ========

                                    DILUTION

  The pro forma net tangible book value of our common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock including the automatic conversion of 1,389,603 shares of our Series F preferred stock sold in July 2000 into 1,874,999 shares of common stock for net proceeds of $27 million into 14,022,842 shares of our common stock, on June 30, 2000 was $29.5 million, or approximately $1.31 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $18.00 per share and after deducting the underwriting discounts and estimated offering expenses payable by us, our net tangible book value would have been approximately $94.7 million, or $3.57 per share. This represents an immediate increase in net tangible book value of $2.26 per share to existing stockholders and an immediate dilution in net tangible book value of $14.43 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution.

  Assumed initial public offering price per share................        $18.00
                                                                         ------
  Pro forma net tangible book value per share as of June 30,
   2000..........................................................  $1.31
  Increase per share attributable to new investors...............   2.26
                                                                   -----
As adjusted pro forma net tangible book value per share after the
 offering........................................................          3.57
                                                                         ------
Dilution in pro forma net tangible book value per share to new
 investors.......................................................        $14.43
                                                                         ======

  The following table sets forth, as of June 30, 2000, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $18.00 per share, calculated before deducting the estimated underwriting discounts and commissions and offering expenses.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 22,539,757   84.9% $ 68,535,000   48.8%    $ 3.01
New investors.............  4,000,000   15.1  $ 72,000,000   51.2     $18.00
                           ----------  -----  ------------  -----
  Total................... 26,539,757  100.0% $140,535,000  100.0%
                           ==========  =====  ============  =====

  The foregoing discussion and tables are based upon the number of shares actually issued and outstanding as of June 30, 2000 and assume no exercise of options or warrants outstanding as of June 30, 2000. As of that date, there were:

  . 3,186,584 shares issuable upon exercise of options outstanding at a weighted average exercise price of $5.23 per share

  . 420,038 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $5.58 per share

  Assuming the exercise in full of all outstanding options and warrants, our pro forma as adjusted net tangible book value as of June 30, 2000 would be $3.77 per share, representing an immediate increase in net tangible book value of $2.46 per share to our existing stockholders and an immediate decrease in net tangible book value of $14.23 per share to new investors.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with our financial statements and related notes included in this prospectus as well as the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for each of the three years ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements included in this prospectus. The statement of operations data for the period from July 18, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements which are not included in this prospectus. The statement of operations data for the six months ended June 30, 1999 and June 30, 2000 and the balance sheet data as of June 30, 2000 are derived from the unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of future results. The pro forma net loss per share information in the following table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering including the automatic conversion of 1,389,603 shares of our Series F preferred stock sold in July 2000 into 1,874,999 shares of common stock.

                          From July 18,
                          1995 (date of                                         Six Months
                          inception) to     Year Ended December 31,           Ended June 30,
                          December 31,  -----------------------------------  -----------------
                              1995       1996     1997     1998      1999     1999      2000
                          ------------- -------  -------  -------  --------  -------  --------
                             (in thousands, except per share amounts)
Statement of Operations
 Data:
Total revenue...........     $   22     $    10  $   445  $ 2,695  $  9,914  $ 3,586  $  8,348
Total cost of revenue
 (excluding stock-based
 compensation of $0, $0,
 $0, $4, $306, $24 and
 $856, respectively)....         --          --       84      319     1,104      278     2,320
                             ------     -------  -------  -------  --------  -------  --------
Gross profit............         22          10      361    2,376     8,810    3,308     6,028
Operating expenses:
 Research and
  development (excluding
  stock-based
  compensation of $0,
  $0, $0, $101, $1,169,
  $354 and $1,988,
  respectively).........         13         663    1,605    3,218     6,807    2,595     6,049
 Sales and marketing
  (excluding stock-based
  compensation of $0,
  $0, $0, $379, $2,177,
  $502 and $2,948,
  respectively).........         --         247    2,045    4,739    11,340    4,396    12,969
 General and
  administrative
  (excluding stock-based
  compensation of $0,
  $0, $0, $394, $2,136,
  $727 and $2,357,
  respectively).........         15         197      544    1,346     3,634    1,415     2,899
 Stock-based
  compensation..........         --          --       --      878     5,788    1,606     8,149
                             ------     -------  -------  -------  --------  -------  --------
 Total operating
  expenses..............         28       1,107    4,194   10,181    27,569   10,012    30,066
                             ------     -------  -------  -------  --------  -------  --------
  Loss from operations..         (6)     (1,097)  (3,833)  (7,805)  (18,759)  (6,704)  (24,038)
                             ------     -------  -------  -------  --------  -------  --------
Interest and other
 income (expense), net..         --         (77)     122      134      (106)    (124)     (124)
                             ------     -------  -------  -------  --------  -------  --------
Net loss................     $   (6)    $(1,174) $(3,711) $(7,671) $(18,865) $(6,828) $(24,162)
                             ======     =======  =======  =======  ========  =======  ========
Net loss per share
 (basic and diluted)....     $(0.01)    $ (0.55) $ (1.20) $ (1.90) $  (4.18) $(1.51)  $ (3.75)
                             ======     =======  =======  =======  ========  =======  ========
Weighted average shares
 (basic and diluted)....      1,205       2,136    3,083    4,048     4,513    4,517     6,437
                             ======     =======  =======  =======  ========  =======  ========
Pro forma net loss per
 share (basic and
 diluted) (unaudited)...                                           $  (1.27)          $  (1.32)
                                                                   ========           ========
Weighted average shares
 (basic and diluted)
 (unaudited)............                                             14,841             18,335
                                                                   ========           ========

                                     As of December 31,                As of
                            ----------------------------------------  June 30,
                            1995  1996    1997      1998      1999      2000
                            ----  -----  -------  --------  --------  --------
                                       (in thousands)
Balance Sheet Data:
Cash, cash equivalents and
 investments..............  $ 12  $ 122  $ 2,343  $  4,322  $ 11,999  $  5,733
Working capital
 (deficit)................   (46)  (251)   1,777     4,153     7,674       550
Total assets..............    68    337    3,088     7,652    18,386    16,501
Long term debt, net of
 current portion..........    --     35      235       521     3,346     3,065
Mandatorily redeemable
 convertible and
 convertible preferred
 stock....................    --     --    5,206    15,122    28,401    38,401
Total stockholders'
 deficit..................    (6)   (90)  (3,130)  (10,006)  (21,757)  (35,937)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with the "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

Overview

  We develop and market a family of software products and services that ensure high levels of availability and performance for Internet, intranet and extranet applications. Our family of software products integrates network traffic management and systems monitoring and management functions, which together provide real-time monitoring, reporting and automated service level control of eBusiness applications. We call the collection of capabilities that our products provide Internet services management.

  Resonate was founded in July 1995 and began substantive operations in April 1996. From April 1996 through the first quarter of 1997, we primarily engaged in research activities, developing our products and building our business infrastructure. We began shipping our first software product, Central Dispatch, and first generated revenue from software license fees and implementation and consulting fees, in the first quarter of 1997. We released our Global Dispatch software product in the first quarter of 1998 and our Commander software product in the third quarter of 1999. In the first half of 2000, we derived approximately 86% of our product revenue from our Central Dispatch product. Although our revenue increased in each quarter during 1999 and in the first half of 2000, we incurred significant costs to develop our technology, products and services, to continue the recruitment of research and development personnel, to build a sales force and a professional services organization, and to expand our general and administrative infrastructure. Our total headcount has increased from 42 at December 31, 1997 to 226 at June 30, 2000.

  We market and sell our software products through our direct sales force and indirect channels. Our indirect channels consist of server systems vendors, independent software vendors, value added resellers, web hosting services and systems integrators. We have derived, and expect to continue to derive, a significant portion of our sales in both channels from customers that have significant relationships with third-party system integrators. Our current relationships with these systems integrators typically are structured as non-exclusive co-marketing and resale arrangements. In addition, we have entered into a limited number of reseller arrangements in which our products are embedded in the reseller's products, for which we receive a royalty from the reseller. To date, revenue from these reseller arrangements has been insignificant.

Source of Revenue and Revenue Recognition Policy

  To date, we have generated revenue principally from licensing our software products, and to a lesser extent, providing professional services including assistance in implementing and integrating our software products and providing maintenance, training and consulting services. We derived 85% of our revenue from sales in North America for the year ended December 31, 1999 and 92% for the six months ended June 30, 2000. For the year ended December 31, 1999, we derived 79% of our revenue from our direct sales force and 21% of our revenue from our indirect channels. For the six months ended June 30, 2000, we derived 76% of our revenue from our direct sales force and 24% of our revenue from our indirect channels. Product revenue accounted for 81% of total revenue for the year ended December 31, 1999 and 75% of total revenue for the six months ended June 30, 2000. We expect that revenue from our indirect channels will continue to increase as a percentage of total revenue in future periods. We believe that sales in North America will continue to increase in absolute dollars but decline as a percentage of revenues in future periods as we expand our direct and indirect sales resources. We expect that product revenues will account for between 75% and 80% of total revenue in future periods.

  Our license agreements generally provide that customers pay a software license fee for one or more software products for a specified number of servers. The amount of the license fees varies based on which software product is purchased and the number and processing capacity of servers on which it is deployed. Customers can purchase additional licenses to use previously purchased products at additional locations or on additional servers. In addition, we recently began offering access to our software products for a specified time. Revenue from such arrangements has not been material to date.

  We recognize product revenue when all of the following conditions are met:

  .  There is persuasive evidence of an arrangement

  .  We have delivered and installed the product to the customer

  .  Collection of the license fees is probable

  . The amount of the fee to be paid by the customer is fixed or determinable

  We generally recognize revenue under the residual method as prescribed by Statement of Position No. 97-2 "Software Revenue Recognition" and Statement of Position No. 98-9 "Modification of SOP No. 97-2 with Respect for Certain Transactions," whereby revenue is allocated to each undelivered element based upon the fair value of each element when sold separately and the residual amount is then allocated to the delivered element.

  For the limited number of agreements with our customers that involve significant implementation or customization essential to the functionality of our products, product and services revenue is recognized under the percentage-of-completion method using labor hours incurred as the measure of progress toward completion. We classify our revenue from these arrangements as product and services revenue, respectively, based upon the estimated fair value of each of the product and services.

  Product revenue from existing reseller arrangements is recognized when reported by the reseller upon re-licensing of our software to end users. Our agreements with our customers and resellers do not contain product return rights. We also derive revenue from providing access to our product for a specified period of time. Revenue is recognized on such arrangements as the license fee becomes due and payable.

  Services revenue consists of professional services and maintenance fees. Professional services primarily consist of software installation and integration, consulting and training. We generally bill our professional services customers on a time and materials basis and recognize revenue as the services are performed. Maintenance agreements are typically priced based on a percentage of the product license fee, and typically have a one-year term that is renewable annually. Services provided to customers under maintenance agreements include technical product support and an unspecified number of product upgrades as released by us during the term of a maintenance agreement. We recognize revenue from maintenance support agreements ratably over the term of the agreement. We record payments received in advance of services rendered as deferred revenue, and these balances were $785,000 at December 31, 1998, $3.4 million at December 31, 1999 and $3.7 million at June 30, 2000.

Cost of Revenue and Operating Expenses

  Our cost of product revenue includes expenses incurred to manufacture, package and distribute software products and related documentation. Our cost of services revenue includes salaries and related expenses for our implementation, consulting support, and training organizations and an allocation of facilities, communications and depreciation expenses. Our operating expenses are classified into three general categories: sales and marketing, research and development and general and administrative. We classify all charges to these operating expense categories based on the nature of the expenditures. We allocate the costs for overhead and facilities to each of the functional areas that use the overhead and facilities services based on headcount. These allocated charges include facility rent for corporate offices, communication charges and depreciation expenses for office furniture and equipment.

  Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized. Because we believe our current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

  Since April 1996, we have incurred substantial research and development costs and have invested heavily in the expansion of our sales and marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. Our full-time employees increased from 42 as of December 31, 1997 to 226 as of June 30, 2000. As a result of these investments, we have incurred net losses in each quarter since inception. As of June 30, 2000, we had an accumulated deficit of $55.6 million. We anticipate that our operating expenses will continue to increase for the foreseeable future as we expand our product development and sales and marketing efforts. In addition, we expect to incur additional expenses associated with being a public company. Accordingly, we expect to incur net losses for the foreseeable future.

  In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

  The number of shares of common stock to be issued upon conversion of the Series F preferred stock will be computed using a 20% discount off of the per share initial public offering price in this offering. Based on an assumed initial public offering price of $18.00 per share, these shares of Series F preferred stock will automatically convert into 1,874,999 shares of common stock upon the closing of this offering. In the period of conversion, this beneficial conversion feature will increase the net loss attributable to common stockholders by approximately $6.8 million and increase the basic and diluted net loss per share by approximately $1.05.

Results of Operations

  The following table sets forth financial data for the periods indicated.

                                                            Six Months Ended
                                Years Ended December 31,        June 30,
                                --------------------------  -----------------
                                 1997     1998      1999     1999      2000
                                -------  -------  --------  -------  --------
                                     (in thousands)
Statements of Operations Data:
Revenue:
  Product...................... $   394  $ 2,373  $  8,004  $ 2,878  $  6,250
  Services.....................      51      322     1,910      708     2,098
                                -------  -------  --------  -------  --------
    Total revenue..............     445    2,695     9,914    3,586     8,348
                                -------  -------  --------  -------  --------
Cost of revenue:
  Product......................      64       37        62       34       101
  Services.....................      20      282     1,042      244     2,219
                                -------  -------  --------  -------  --------
    Total cost of revenue......      84      319     1,104      278     2,320
                                -------  -------  --------  -------  --------
Gross profit...................     361    2,376     8,810    3,308     6,028
                                -------  -------  --------  -------  --------
Operating expenses:
  Research and development.....   1,605    3,218     6,807    2,595     6,049
  Sales and marketing..........   2,045    4,739    11,340    4,396    12,969
  General and administrative...     544    1,346     3,634    1,415     2,899
  Stock-based compensation.....      --      878     5,788    1,606     8,149
                                -------  -------  --------  -------  --------
    Total operating expenses...   4,194   10,181    27,569   10,012    30,066
                                -------  -------  --------  -------  --------
Loss from operations...........  (3,833)  (7,805)  (18,759)  (6,704)  (24,038)
Interest and other income
 (expense), net................     122      134      (106)    (124)     (124)
                                -------  -------  --------  -------  --------
Net loss....................... $(3,711) $(7,671) $(18,865) $(6,828) $(24,162)
                                =======  =======  ========  =======  ========

  The following table sets forth financial data as a percentage of total revenue for the periods indicated.

                                                              Six Months
                                  Years Ended December        Ended June
                                          31,                     30,
                                  ------------------------   ---------------
                                   1997     1998     1999     1999     2000
                                  ------   ------   ------   ------   ------
Statements of Operations Data:
Revenue:
  Product........................   88.5 %   88.1 %   80.7 %   80.3 %   74.9 %
  Services.......................   11.5     11.9     19.3     19.7     25.1
                                  ------   ------   ------   ------   ------
    Total revenue................  100.0    100.0    100.0    100.0    100.0
                                  ------   ------   ------   ------   ------
Cost of revenue:
  Product........................   14.4      1.4      0.6      0.9      1.2
  Services.......................    4.5     10.4     10.5      6.8     26.6
                                  ------   ------   ------   ------   ------
    Total cost of revenue........   18.9     11.8     11.1      7.7     27.8
                                  ------   ------   ------   ------   ------
Gross profit.....................   81.1     88.2     88.9     92.3     72.2
                                  ------   ------   ------   ------   ------
Operating expenses:
  Research and development.......  360.7    119.4     68.7     72.4     72.5
  Sales and marketing............  459.6    175.8    114.3    122.6    155.4
  General and administrative.....  122.2     50.0     36.7     39.5     34.7
  Stock-based compensation.......     --     32.6     58.4     44.8     97.6
                                  ------   ------   ------   ------   ------
    Total operating expenses.....  942.5    377.8    278.1    279.3    360.2
                                  ------   ------   ------   ------   ------
Loss from operations............. (861.4)  (289.6)  (189.2)  (187.0)  (288.0)
Interest and other income
 (expense), net..................   27.5      5.0     (1.1)    (3.5)    (1.5)
                                  ------   ------   ------   ------   ------
Net loss......................... (833.9)% (284.6)% (190.3)% (190.5)% (289.5)%
                                  ======   ======   ======   ======   ======

Years Ended December 31, 1997, 1998 and 1999

Revenue

  Our total revenue was $445,000 in 1997, $2.7 million in 1998 and $9.9 million in 1999, and was comprised of sales of software products and related services fees from implementation, consulting, training and support. Product revenue was $394,000 in 1997, $2.4 million in 1998 and $8.0 million in 1999. Services revenue was $51,000 in 1997, $322,000 in 1998 and $1.9 million in 1999. Product revenue accounted for 88.5% of revenue in 1997, 88.1% of revenue in 1998 and 80.7% of revenue in 1999, and services revenue accounted for 11.5% of revenue in 1997, 11.9% of revenue in 1998 and 19.3% of revenue in 1999. We currently expect services revenue to be between 20% and 25% of our total revenue for future periods. The increases in our revenue year to year were due to our introduction of new products, and wider acceptance of our products due to increased investment in our selling and marketing organizations and development of additional distribution channels.

  In 1997, Yahoo!/GeoCities accounted for 22% of our total revenue and Interactive Futures accounted for 11% of our total revenue. In 1998 and 1999, no individual customer accounted for 10% or more of our total revenue.

  The increase in our revenue year to year is due to several factors including:

  . The introduction of Global Dispatch in the first quarter of 1998 and Commander in the third quarter of 1999

  . Increased investment in our sales & marketing organizations, including the hiring of sales personnel and an increase in advertising and other programs

  . Establishment of additional distribution partners such as Siebel Systems in the fourth quarter of 1998 and Vignette in the fourth quarter of 1999

  . Increases in additional sales to existing customers, which comprised approximately 50% in product revenue in 1999

  . Increasing market acceptance of the need for Internet services management solutions

Cost of Revenue

  Cost of revenue was $84,000 in 1997, $319,000 in 1998 and $1.1 million in 1999. The increase in our cost of revenue was primarily due to an increase in our cost of services revenue, which was $20,000 in 1997, $282,000 in 1998 and $1.0 million in 1999. Cost of services revenue as a percentage of cost of revenue was 23.8% in 1997, 88.4% in 1998 and 94.4% in 1999. Cost of product revenue as a percentage of cost of revenue was 76.2% in 1997, 11.6% in 1998 and 5.6% in 1999. The increase in cost of services revenue each year resulted primarily from the hiring of additional employees.

  We expect our cost of services revenue to increase as a result of our continued expansion of our services staff and professional services and consulting organizations. Since services revenue has substantially lower margins than product revenue, this expansion would reduce our gross margins if our product revenue was not to increase significantly. We expect cost of services revenue as a percentage of services revenue to vary from period to period depending on the mix of services we provide and the overall utilization rates of professional services staff.

Operating Expenses

 Research and Development

  Research and development expenses increased from $1.6 million in 1997 to $3.2 million in 1998 and $6.8 million in 1999. Almost all of the increase in research and development expenses was related to an increase in the number of software engineers and other technical staff supporting the quality assurance, development and testing of new products. As a percentage of revenue, research and development expenses decreased from 360.7% in 1997 to 119.4% in 1998 and 68.7% in 1999, primarily due to revenue growing faster than research and development expenses. We believe that continued investment in research and development is critical to our strategic objectives, and we expect that the dollar amounts of research and development expenses will increase in future periods, but may fluctuate as a percentage of revenue from period to period.

 Sales and Marketing

  Sales and marketing expenses increased from $2.0 million in 1997 to $4.7 million in 1998 and $11.3 million in 1999. The increase in sales and marketing expenses resulted primarily from building a direct sales force and investing in sales and marketing infrastructure. Approximately 60% of the increase was due to personnel-related expenses, recruiting fees and travel expenses. An additional 20% of the increase related to increased spending for marketing activities, including trade shows, advertising and other promotional expenses. The remaining increase was attributable to related facility and equipment costs. As a percentage of revenue, sales and marketing expenses decreased from 459.6% in 1997 to 175.8% in 1998 and 114.3% in 1999, primarily due to revenue growing faster than our sales and marketing expenses. We anticipate that these sales and marketing expenses will continue to increase in absolute dollar amounts in future periods as we continue to expand our sales and marketing efforts, but may fluctuate as a percentage of total revenue from period to period.

 General and Administrative

  General and administrative expenses increased from $544,000 in 1997 to $1.3 million in 1998 and $3.6 million in 1999. Almost all of the year to year increase in general and administrative expenses resulted from the addition of executive, finance and administrative personnel to support the growth of our business. As a percentage of revenue, general and administrative expenses decreased from 122.2% in 1997 to 50.0% in 1998 and 36.7% in 1999 primarily due to revenue growing faster than our general and administrative expenses. We expect general and administrative expenses to continue to increase as we add personnel to support expanding operations, incur additional costs related to the growth of our business, and assume the reporting requirements of a public company. These expenses, however, may fluctuate as a percentage of revenue from period to period.

 Stock-Based Compensation

  In 1999 and 2000, stock-based compensation consisted of amortization of unearned stock-based compensation in connection with certain stock option grants to employees at exercise prices below the deemed fair market value of our common stock. We recorded aggregate deferred compensation of $4.1 million in 1998, $21.6 million in 1999 and $11.6 million in the six months ended June 30, 2000, related to stock transactions with employees. Of the deferred compensation, $878,000 was amortized in 1998, $5.8 million was amortized in 1999 and $8.1 million was amortized in the six months ended June 30, 2000. See
Note 8 of Notes to Financial Statements for further discussion regarding the accounting treatment for stock-based compensation. For the remainder of 2000 and in 2001, we expect to amortize stock compensation of:

                                                           Expected Amortization
   Quarter Ending                                          of Stock Compensation
   --------------                                          ---------------------
                                                              (in thousands)
   September 30, 2000.....................................        $4,094
   December 31, 2000......................................         3,358
   March 31, 2001.........................................         2,493
   June 30, 2001..........................................         2,275
   September 30, 2001.....................................         2,141
   December 31, 2001......................................         1,765

  The remaining unamortized, unearned stock based compensation would be $4.5 million for the year ended December 31, 2002, $1.7 million for the year ended December 31, 2003 and $60,000 for the year ended December 31, 2004.

Interest Income, net

  We had net interest income of $122,000 in 1997 and $134,000 in 1998 compared to net interest expense of $106,000 in 1999. The increase in net interest income in 1998 was due to approximately $200,000 of interest earned from higher cash balances on hand as a result of sales of our preferred stock in June and July 1998, partially offset by increased interest expense of approximately $70,000 associated with borrowings. Net interest expense in 1999 was primarily due to increased interest expense associated with borrowings, partially offset by increased interest income from the investment of cash balances resulting from the sale of our preferred stock in June and August 1999.

Provision for Income Taxes

  As of December 31, 1999, we had approximately $23.5 million of federal and $11.6 million of state net operating loss carryforwards available to reduce future taxable income. These net operating loss carryforwards begin to expire in 2010 and 2003 for federal and state tax purposes, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited. Events which cause limitation in the amount of net operating losses that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. It is possible that such a change may have already occurred or could occur as a result of this offering. We have provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. Our accounting for deferred taxes under Statement of Financial Accounting Standards No. 109 involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, management primarily considered factors such as our history of operating losses and expected future losses and the nature of our deferred tax assets.

Six Months Ended June 30, 1999 and June 30, 2000

Revenue

  Our total revenue was $3.6 million for the six months ended June 30, 1999 and $8.3 million for the six months ended June 30, 2000, and was comprised of sales of software products and related services fees from implementation, consulting, training and support. Product revenue was $2.9 million or 80.3% of total revenue for the first six months of 1999 and $6.3 million or 74.9% of total revenue for the first six months of 2000. Services revenue was $708,000 in the six months ended June 30, 1999 and $2.1 million for the six months ended June 30, 2000. The increases in our revenue were due to the introduction of Commander in the third quarter of 1999, increased investment in our sales and marketing organizations, establishment of additional distribution partners, increases in additional sales to existing customers.

  No customer accounted for more than 10% of our total revenue for the six months ended June 30, 1999. One customer accounted for 12% of our total revenue for the six months ended June 30, 2000.

Cost of Revenue

  Cost of revenue was $278,000 for the six months ended June 30, 1999 and $2.3 million for the six months ended June 30, 2000. Almost all of the increased cost of services revenue resulted from the hiring of additional employees necessary to provide technical support, training and consulting. From June 30, 1999 to June 30, 2000, professional services personnel increased from 5 to 31.

Operating Expenses

 Research and Development

  Research and development expenses increased from $2.6 million for the six months ended June 30, 1999 to $6.0 million in the six months ended June 30, 2000. Almost all of the increase in research and development expenses was related to an increase in the number of software engineers and other technical staff as well as costs attributable to consultants due to the lag between our need for engineering personnel and our ability to hire full-time employees. From June 30, 1999 to June 30, 2000, research and development personnel grew from 40 to 69.

 Sales and Marketing

  Sales and marketing expenses increased from $4.4 million for the six months ended June 30, 1999 to $13.0 million for the six months ended June 30, 2000. Approximately 60% of the increase in sales and marketing expenses was due to personnel-related expenses, recruiting fees and travel expenses. Sales and marketing personnel increased from 36 at June 30, 1999 to 96 at June 30, 2000. An additional 20% of the increase related to increased spending for marketing activities, including trade shows, advertising and other promotional expenses. The remaining increase was attributed to related facility and equipment costs.

 General and Administrative

  General and administrative expenses increased from $1.4 million for the six months ended June 30, 1999 to $2.9 million for the six months ended June 30, 2000. Increased salaries for executive, finance and administrative personnel accounted for approximately 43% of the increase, and costs incurred for recruiting and other consulting accounted for another 37% of the increase. From June 30, 1999 to June 30, 2000, general and administrative personnel increased from 14 to 30.

Interest Expense, net

  For the six months ended June 30, 1999, we incurred interest expense of approximately $224,000 compared to $374,000 for the six months ended June 30, 2000 due to increased borrowings during 1999. These interest expense amounts were partially offset by interest income of $100,000 for the six months ended June 30, 1999 and $255,000 for the six months ended June 30, 2000. The increase in interest income was due to higher cash balance from the proceeds of our sales of preferred stock in June and August 1999 and March 2000.

Quarterly Results of Operations

  The following tables set forth, for the periods presented, unaudited quarterly financial results for the eight quarters ended June 30, 2000 and those results expressed as a percentage of total revenue for each quarter. The statements of operations data has been derived from our quarterly unaudited financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. You should not draw any conclusions about our future results from the results of operations for any quarter, as quarterly results are not indicative of the results for a full fiscal year or any other period.

                                                                 Quarter Ended
                          ---------------------------------------------------------------------------------------------
                          September 30, December 31, March 31, June 30,  September 30, December 31, March 31,  June 30,
                              1998          1998       1999      1999        1999          1999       2000       2000
                          ------------- ------------ --------- --------  ------------- ------------ ---------  --------
                                                                (in thousands)
Statements of Operations
 Data:
Revenue:
 Product................     $   254      $ 1,058     $ 1,380  $ 1,499      $ 2,306      $ 2,819    $  2,732   $  3,518
 Services...............          98          107         212      496          590          612         937      1,161
                             -------      -------     -------  -------      -------      -------    --------   --------
   Total revenue........         352        1,165       1,592    1,995        2,896        3,431       3,669      4,679
                             -------      -------     -------  -------      -------      -------    --------   --------
Cost of revenue:
 Product................          13           17          15       19           23            5          24         77
 Services...............          82          101         117      127          313          485         816      1,403
                             -------      -------     -------  -------      -------      -------    --------   --------
   Total cost of
    revenue.............          95          118         132      146          336          490         840      1,480
                             -------      -------     -------  -------      -------      -------    --------   --------
Gross profit(1).........         257        1,047       1,460    1,849        2,560        2,941       2,829      3,199
                             -------      -------     -------  -------      -------      -------    --------   --------
Operating expenses:
 Research and
  development...........         883        1,065       1,275    1,320        1,812        2,400       3,001      3,049
 Sales and marketing....       1,163        1,570       2,128    2,268        2,907        4,037       6,749      6,220
 General and
  administrative........         301          614         655      760          976        1,243       1,491      1,408
 Stock-based
  compensation..........         133          502         657      949        1,848        2,334       3,937      4,212
                             -------      -------     -------  -------      -------      -------    --------   --------
   Total operating
    expenses............       2,480        3,751       4,715    5,297        7,543       10,014      15,178     14,889
                             -------      -------     -------  -------      -------      -------    --------   --------
Loss from operations....      (2,223)      (2,704)     (3,255)  (3,448)      (4,983)      (7,073)    (12,349)   (11,690)
Interest and other
 income (expense), net..          81           49         (10)    (114)           8           10         (85)       (38)
                             -------      -------     -------  -------      -------      -------    --------   --------
Net loss................     $(2,142)     $(2,655)    $(3,265) $(3,562)     $(4,975)     $(7,063)   $(12,434)  $(11,728)
                             =======      =======     =======  =======      =======      =======    ========   ========

--------
(1) Gross profit excludes stock-based compensation.

                                                                 Quarter Ended
                          ----------------------------------------------------------------------------------------------
                          September 30, December 31, March 31,  June 30,  September 30, December 31, March 31,  June 30,
                              1998          1998       1999       1999        1999          1999       2000       2000
                          ------------- ------------ ---------  --------  ------------- ------------ ---------  --------
                                                         (as a percentage of revenue)
Revenue:
 Product................       72.2%         90.8%      86.7%      75.1%       79.6%         82.2%      74.5%      75.2%
 Services...............       27.8           9.2       13.3       24.9        20.4          17.8       25.5       24.8
                             ------        ------     ------     ------      ------        ------     ------     ------
   Total revenue........      100.0         100.0      100.0      100.0       100.0         100.0      100.0      100.0
                             ------        ------     ------     ------      ------        ------     ------     ------
Cost of revenue:
 Product................        3.7           1.4        0.9        0.9         0.8           0.2        0.7        1.6
 Services...............       23.3           8.7        7.4        6.4        10.8          14.1       22.2       30.0
                             ------        ------     ------     ------      ------        ------     ------     ------
   Total cost of
    revenue.............       27.0          10.1        8.3        7.3        11.6          14.3       22.9       31.6
                             ------        ------     ------     ------      ------        ------     ------     ------
Gross profit............       73.0          89.9       91.7       92.7        88.4          85.7       77.1       68.4
                             ------        ------     ------     ------      ------        ------     ------     ------
Operating expenses:
 Research and
  development...........      250.8          91.4       80.1       66.1        62.6          70.0       81.8       65.2
 Sales and marketing....      330.4         134.8      133.8      113.6       100.4         117.7      183.9      132.9
 General and
  administrative........       85.5          52.7       41.2       38.1        33.7          36.2       40.6       30.1
 Stock-based
  compensation..........       37.8          43.1       41.3       47.5        63.8          68.0      107.3       90.0
                             ------        ------     ------     ------      ------        ------     ------     ------
   Total operating
    expenses............      704.5         322.0      296.4      265.3       260.5         291.9      413.6      318.2
                             ------        ------     ------     ------      ------        ------     ------     ------
Loss from operations....     (631.5)       (232.1)    (204.7)    (172.6)     (172.1)       (206.2)    (336.5)    (249.8)
Interest and other
 income (expense), net..       23.0           4.2       (0.6)      (5.7)        0.3           0.3       (2.3)      (0.9)
                             ------        ------     ------     ------      ------        ------     ------     ------
Net loss................     (608.5)%      (227.9)%   (205.3)%   (178.3)%    (171.8)%      (205.9)%   (338.8)%   (250.7)%
                             ======        ======     ======     ======      ======        ======     ======     ======

  Our product and services revenue each grew in each of the eight quarters ended June 30, 2000, except for the quarter ended March 31, 2000. The decline in product revenue for this quarter reflected unusually high revenue in the previous quarter as a result of a few large product sales in that period. Cost of revenue also increased in each of these quarters as a result of the hiring of employees and increased sales. Total operating expenses increased in each quarter primarily due to increased expenses associated with building a sales and marketing infrastructure including the development of a direct sales force, increased spending on research and development to support new product introductions and quality assurance testing, and an increase in general and administrative expenses to manage our expanding operations.

  Although we have a limited operating history, we believe that quarterly operating results may experience seasonal fluctuations in the future. For example, we expect that sales may decline during summer months, particularly in European markets. We also anticipate that sales may be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers.

  Quarterly services revenue has increased in each quarter, and we expect the dollar amount of services revenue to continue to increase. Services revenue as a percentage of total revenue has fluctuated from quarter to quarter based on new product introductions and the hiring of additional services personnel.

  Cost of services revenue as a percentage of total revenue has increased in each of the last four quarters, primarily as a result of the increased hiring of employees to provide technical support, consulting and training.

Liquidity and Capital Resources

  We have funded our operations to date primarily through private placements of equity securities and, to a lesser extent, revenue, subordinated debt and equipment lines of credit. Through June 30, 2000, we have raised a total of $41.5 million through equity financing.

  We have two subordinated debt facilities with a lending institution under which we are entitled to borrow up to $3.5 million and $1.5 million, respectively. At June 30, 2000, $2.2 million and $880,000 were outstanding under these facilities. These facilities expire in March and June 2002. Interest on the subordinated debt facilities is fixed between 12.0% and 12.5%. All borrowings under the subordinated facilities are secured by substantially all of our assets after the rights of senior creditors, and we cannot maintain more than $3.0 million of senior debt without approval of the lender. As of June 30, 2000, obligations under subordinated debt are $780,000 in 2000, $1.7 million in 2001 and $585,000 in 2002.

  We maintain an equipment line of credit with a commercial bank. The line of credit, expiring in June 2002, permits us to borrow up to $3 million at the bank's prime rate plus 0.5%, resulting in a rate of 10.0% at June 30, 2000. As of June 30, 2000, the total amount outstanding on the equipment line of credit was $1.6 million. As of June 30, 2000, obligations under our equipment line of credit are $398,000 in 2000, $605,000 in 2001, $414,000 in 2002 and $207,000 in
2003.

  We also maintain a working capital line of credit in the amount of $5.0 million, with the same commercial bank, that expires in May 2001 and bears interest at the bank's prime rate plus 0.25%, resulting in a rate of 9.75% at June 30, 2000. As of June 30, 2000, there were no borrowings outstanding under this line of credit.

  Net cash used in operating activities totaled $3.4 million in 1997 and was attributable primarily to a net loss of $3.7 million. Net cash used in operating activities totaled $7.2 million in 1998 and was attributable primarily to a net loss of $6.8 million before stock based compensation charges of $878,000. In 1999, cash used in operating activities was $9.4 million and was attributable to a net loss of $12.4 million before stock based compensation charges of $5.8 million and charges for stock issued for services of $646,000. In 1999, we generated cash from an increase in accounts payable of $697,000 and accrued liabilities of $1.0 million as a result of increased spending to support the growth in our working capital requirements. We also generated cash from an increase of $2.6 million in our deferred revenue balance resulting from increased sales of maintenance which are generally recognized over a one year period, and other products and services to be delivered in future periods. These increases in cash in 1999 were partially offset by an increase in accounts receivable of $2.2 million. Cash used in operating activities during the six months ended June 30, 2000 was $14.4 million and was attributable to a net loss of $15.3 million before stock based compensation charges of $8.1 million and charges for stock issued for services of $674,000. Cash provided by operating activities resulted from an increase in accounts payable of $984,000 and accrued liabilities of $672,000, deferred revenue of $775,000 as well as increased depreciation and amortization. These increases were partially offset by increases in accounts receivable of $2.0 million and other assets of $680,000.

  Net cash used in investing activities totaled $479,000 in 1997, $819,000 in 1998 and $7.0 million in 1999. The increases in each period resulted primarily from the purchase of property and equipment to support our growth, as well as the transfer of approximately $7.0 million of cash in 1999 into short-term investments. For the six months ended June 30, 2000, net cash provided by investing activities totaled $1.5 million and resulted from the sale of $4.0 million in investments, offset by purchases of property and equipment of $2.5 million.

  Net cash provided by financing activities totaled $6.1 million in 1997, $10.0 million in 1998 and $17.1 million in 1999 and $10.6 million in the six months ended June 30, 2000. The increase in each period resulted primarily from the net proceeds from sale of our equity securities and borrowings.

  As of June 30, 2000, our principal sources of liquidity included $5.7 million of cash, cash-equivalents and investments. Capital expenditures, including those under capital leases, were $479,000 in 1997, $1.1 million in 1998, $1.7 million in 1999 and $2.5 million for the six months ended

June 30, 2000. Our capital expenditures consist primarily of purchases of computer equipment and software, furniture and fixtures and leasehold improvements. We anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. For the remainder of 2000, we anticipate that our capital expenditures will be at least $4.0 million.

  As of June 30, 2000, our principal commitment consisted of obligations under our operating and capital leases. Future lease commitments for our office facilities and equipment are $1.3 million in 2000, $1.3 million in 2001, $947,000 in 2002 and $547,000 in 2003.

  In July 2000, we sold 1,389,603 shares of Series F preferred stock at a price per share of $19.43 for an aggregate purchase price of $27 million in a private placement. The number of shares of common stock to be issued upon conversion of the Series F preferred stock will be computed using a 20% discount off of the per share initial public offering price in this offering. Based on an assumed initial public offering price of $18.00 per share, these shares of Series F preferred stock will automatically convert into 1,874,999 shares of common stock upon the closing of this offering.

  In the period of conversion, this beneficial conversion feature will increase the net loss attributable to common stockholders by approximately $6.8 million and increase the basic and diluted net loss per share by approximately $1.05.

  We believe that the net proceeds from this offering, combined with current cash balances and short-term investments, will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures for at least 12 months from the date of this prospectus. Our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above. We expect to continue to incur net losses for the foreseeable future and we may need additional funds to expand or meet all of our operating needs.

  If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or secure an additional bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

Market and Currency Risk

  The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

 Foreign Currency Exchange Rate Risk

  To date, all of our recognized revenue has been denominated in U.S. dollars and primarily from customers in the United States, and our exposure to foreign currency exchange rate changes has been immaterial. We expect, however, that an increasing percentage of our future product and services revenue may come from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of some currencies in relation to the U.S. dollar. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

 Interest Rate Risk

  As of June 30, 2000, we had total short term and long term debt outstanding of $795,000 and $828,000, respectively, which contain interest rates that are tied to the prime rate. Therefore, we are subject to exposure to interest rate risk for these borrowings based on fluctuations in the prime rate. Based upon the outstanding indebtedness under these arrangements, an increase in the prime rate of 0.5% would cause a corresponding increase in our annual interest expense of approximately $8,115.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133 of Financial Accounting Standards, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on their balance sheets as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In July 1999, the Financial Accounting Standards Board issued Statement No. 137 of Financial Accounting Standards, "Accounting For Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of Statement No. 133 to the first fiscal quarter ending June 30, 2000. We will adopt Statement No. 133 in our quarter ending June 30, 2000. We have not engaged in hedging activities and do not use derivative instruments. Therefore, the adoption of this statement will not have any effect on our results of operations or financial position.

  In March 2000, the Financial Accounting Standards Board issued interpretation No. 44. "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion No. 25" ("Fin 44"). This interpretation clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25. "Accounting for Stock issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The Company believes that the impact of FIN 44 will not have a material effect on the financial position or results of operations of the Company.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management has complied with the guidance in SAB 101.

                                    BUSINESS

Overview

  We develop and market a family of software products and services that ensure high levels of availability and performance for Internet, intranet and extranet applications. Examples of these types of eBusiness applications are Internet-based customer relationship management, sales force automation, supply chain management, self-service customer information, and product support.

  Our family of software products integrates network traffic management and systems management functions to ensure reliable service and fast response times and provide automated control of electronic business, or eBusiness, applications.

  We call the collection of capabilities that our products provide Internet services management.

  Companies' growing dependence on the Internet and Internet-based technologies is driving the demand for solutions that can provide superior availability, scalability and management as well as lower the overall cost of administration and control of their Internet, intranet and extranet applications. According to IDC, the market for network analysis and reporting software is expected to grow from approximately $300 million in 1999 to approximately $800 million in 2001. According to the Internet Research Group's 1999 Internet Traffic Management Report, the market for network traffic management products is expected to grow from less than $100 million in 1999 to approximately $800 million in 2002. Our Internet services management products and services address a substantial portion of each of these markets. However, as of June 2000, there are no market forecasts that specifically identify the combined market opportunity.

  Our target market includes companies that use the Internet or Internet-based technologies to conduct business. We currently have over 300 customers worldwide ranging from high volume Internet sites to large enterprises deploying eBusiness applications. In March 2000, we requested that IDC conduct a market study of our customers' penetration in those vertical markets. IDC surveyed the market penetration of all of our customers as of the fourth quarter of 1999 in the following markets:

  . Charles Schwab, DLJdirect, E*TRADE and Morgan Stanley Dean Witter online manage more than 57% of all online brokerage accounts

  .  DoubleClick and AdForce deliver 75% of third party online ads

  . Yahoo!/GeoCities and theglobe.com provide 34% of all personal home page services

  . eBay, Internet Shopping Network, Auction Universe and ACUSA generate 89% of all person-to-person Internet auction revenues

  We intend to be the leading Internet services management solutions provider. Our products and services optimize availability, performance and service response times of eBusiness applications. Our objective is to continue to develop advanced solutions and aggressively build sales and distribution channels to capture a significant share of the Internet services management market.

Industry Background

  Companies worldwide are transforming the way they conduct business by using the Internet and Internet-based technologies. The primary force driving businesses to rapidly adopt these technologies is the need to become more efficient, productive and competitive. Applications and services that use Internet-based technologies, whether deployed across the Internet, intranets or extranets, are commonly referred to as eBusiness applications and have become critical to many companies' success. Whether eBusiness applications are used within a traditional enterprise or are the defining element of a dot.com company, these applications are managing an increasing portion of the interactions between a company and its customers, suppliers, partners, employees and other parties.

  The availability, performance and response time of these applications are critical since they directly impact the operational success of a company's business. As a result, companies must invest heavily in personnel, training, software and computer systems to ensure that they operate continuously and respond quickly.

  The preferred method to deploy these new eBusiness applications is to use groups of distributed independent server systems. Deploying eBusiness applications across multiple server systems, however, significantly increases the complexity of monitoring, management and control. The scale and the complexity of eBusiness applications can substantially reduce the performance, reliability and response time of these applications.

  With the increasing reliance on applications that use the Internet-based technologies and the growing complexity of these applications' infrastructure, companies must address the following eBusiness application issues on an ongoing basis:

  . Optimizing performance and minimizing response times. As performance requirements grow, businesses are seeking solutions that enable them to add server capacity in a scalable, non-disruptive manner as well as to improve the efficiency of existing systems. According to a June 1999 report by Zona Research, approximately $362 million in eCommerce revenues could be at risk of being lost each month because of the impact of unacceptable download times, which Zona Research defines as downloads that take longer than eight seconds.

  . Avoiding the cost of downtime and poor service levels. Service outages can drive customers to competitors' web sites, resulting in the loss of revenue, goodwill and brand equity. In addition, as businesses deploy internal eBusiness applications, outages can result in lost productivity and increased expenses. The report by Zona Research estimates these losses could be up to $4.35 billion in 1999.

  . Reducing the cost of administration and control. As eBusiness applications grow more complex and integration with existing enterprise applications becomes more critical, the cost of administration and control increases significantly. Businesses are, therefore, seeking solutions that can limit and/or reduce their overall administration and management burden. An April 1998 Forrester Research report indicates that 70% of the ongoing costs of operating a typical eCommerce site are for systems administration and support services that are required to manage and control the site infrastructure.

  . Managing rapid growth and complexity. As companies deploy greater numbers of increasingly complex eBusiness applications, they must efficiently monitor, manage and control these applications and their supporting infrastructure.

  Companies have employed a number of techniques to achieve a high level of availability, performance, and scalability, as well as better management, administration and control of their eBusiness applications. Some of these techniques focus on the external network performance issues. For example, Internet caching technologies as well as content delivery services, which store commonly accessed data at a location separate from its source and closer to the requester, are both popular techniques to improve content download times and overall response time.

  These techniques, however, do not address the challenges of executing Internet-based transactions that usually require data be changed or modified in real time. Over the past several years, software and hardware vendors have attempted to address these challenges by using server load balancing and network traffic management products in conjunction with systems management products.

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

Server load balancing. Server load balancing products distribute incoming requests to one of several replicated server systems that is currently able to respond. They attempt to distribute requests uniformly so that any individual server system does not become overloaded. They are predominantly single-purpose hardware-based products that are designed to simplify the problem of adding capacity and to increase the performance of an eBusiness application or service. These products also provide a measure of availability and fault tolerance since they are generally designed to distribute incoming requests only to resources that are currently operational and available. Server load balancing products can range from those providing simple sequential distribution of requests among identical server resources, to those that can take into account factors such as request volume, server workload and content type.

Network traffic management. Network traffic management products are more sophisticated forms of server load balancing products. These network traffic management products enable request distribution across disparate resources and geographically distributed computer centers. In addition, these products often provide greater measures of fault tolerance and reliability than server load balancing products acting alone. Network traffic management products generally incorporate the monitoring and measurement of system status and application response times. These products may also provide capabilities to address some of the transactional challenges of eBusiness applications such as ensuring that all consecutive requests necessary to execute a transaction are directed to the appropriate server system.

Systems management. Systems management and some network management software products are being used in corporations to monitor and report on the health and status of applications and server systems. They help diagnose problems and notify systems administrators of problems and failures. Many of these products trigger alarms to notify operators of a change in system or network status so that system administrators can take corrective action.

  Companies are increasingly aware that the levels of application availability and performance provided by server load balancing, traffic management and systems management products do not adequately address the increasing challenges of conducting eBusiness. Even if these products could ensure that an application is available and responding to requests, they may not be able to ensure that the application responds fast enough to satisfy users' expectations or provide minimum response times. In addition, eBusiness applications must be able to handle problems such as traffic surges, intermittent delays or network service interruptions. These problems generally occur without warning and have an immediate impact on availability and service levels. These problems need to be detected, diagnosed and isolated quickly, and corrective action often must take place within seconds to maintain an on-line presence with acceptable response times. Even when these products are used together there is generally no automated, integrated way to take corrective action to restore service.

  Moreover, hardware-based products may introduce performance bottlenecks because the processing power necessary for sophisticated traffic management functions can consume all available processing capacity in these devices, resulting in delays. In addition, some types of products themselves represent new potential failure points, which can limit the effectiveness of these products as high availability alternatives.

  In an attempt to address the limitations of existing products, some companies have resorted to internally developed alternatives which attempt to integrate traffic management and systems management products. Companies have found that these products, even when used in combination, do not provide effective solutions because they often are functionally incomplete, complex to deploy and require expensive ongoing maintenance.

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

  As a result, we believe an opportunity exists for a software-based solution that integrates network traffic management and systems management functions, which together provide real-time monitoring, reporting and automated control of eBusiness applications to ensure reliable service and fast response times. It should also facilitate the administration and control of the distributed computing environments that support these eBusiness applications to reduce costs and simplify administrative overhead. This solution should be an Internet services management platform which is more complete than today's commercially available products.

  In addition to the functions described above, we believe that this solution needs to provide the following key capabilities:

  . Flexibility. The solution should have the configuration and functional flexibility to address the broad range of complex and growing customer requirements. The solution should be easily upgradable to accommodate future requirements, without the need to replace expensive hardware system infrastructure. The solution should be deployable on standard open systems, independent of network configuration and the physical location of server systems to support rapid addition of new server systems for increased application capacity.

  . Performance, scalability and fault tolerance. The solution should avoid introducing performance bottlenecks that degrade response times and should accommodate sustained high levels of performance without sacrificing features or functionality to meet the growing demands of eBusiness applications. The solution also should be fault tolerant and avoid the introduction of possible new failure points.

  . Visibility and control. The solution should include a single, consolidated user interface that can provide real-time information on the status of all eBusiness applications and the resources that support them. In order to simplify and lower the cost of administration of eBusiness applications, the solution should provide views into the configuration of those resources and a means to adjust them regardless of their locations.

  . Automated corrective action. The solution should provide the means to establish service management rules that can immediately detect, diagnose and isolate problems impacting response times and automatically take corrective action. In addition, the solution should provide the means for businesses to define and deliver differentiated, prioritized classes of service, ensuring the appropriate allocation of resources, especially during periods of peak usage when available resources are scarce.

  . Platform extensibility. The solution should be a platform that supports integration of third-party applications, thereby enabling a more complete eBusiness solution.

Resonate Solution

  Our solution is a suite of software products and services that integrate network traffic management and system management functions as an Internet services management platform. It is specifically designed to:

  . Intelligently distribute requests to the server system that is best suited to respond thus avoiding hardware and software failures and slow response times

  . Continuously monitor the health and performance of the network, systems and applications to quickly detect network and systems failures

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

  . Automatically adjust the computing environment so that applications and services respond quickly

  . Simplify the administration and control of the distributed computing environments that support these applications to reduce costs

  Our products provide high availability and scalable performance for eBusiness applications and facilitate cost-effective growth while simplifying the administration and control of these complex applications. We believe that our Internet services management platform is well suited to meet the distinctive requirements of Internet-based applications because our products are feature-rich, flexible, scalable and fault tolerant. These products are based upon a distributed software architecture that is consistent with the multi-server deployment environment of typical Internet-based applications. We believe our platform provides the following key benefits:

 Superior Availability, Performance and Automated Corrective Action

  Our products feature server-resident software modules, commonly referred to as agents, that act as distributed monitoring and control points. These agents collectively deliver traffic management functions which enable multiple server systems to act as a single scalable, reliable computing platform. Our traffic management features allow our products to automatically route traffic to the best available server based on specified criteria, such as traffic type, server capacity or response time. Using our products, companies can also define and deliver differentiated classes of service, ensuring the appropriate allocation of server resources. For example, high priority visitors can be given access to faster responding application resources, while lower priority visitors can be directed to slower responding resources. Our adaptive platform automatically adjusts in response to changing infrastructure conditions. For example, a failing server can be automatically detected, and application traffic to that server can subsequently be rerouted to maintain service levels.

 Reduced Costs and Improved Return on Investment

  Our Internet services management products are designed to reduce costs for companies by enabling them to more efficiently utilize their network infrastructure and server system resources. For example, companies that use even a single server to run several applications can use our products to reduce the risk that one application will consume all of the available computing resources and thereby degrade the response time for the other application. Our product's traffic management, problem avoidance and service restoration features reduce the need for human monitoring and intervention, thereby lowering administrative and maintenance costs for our customers. In addition, our platform increases resource capacity utilization, reducing the need to invest in additional network and server systems while increasing return on investment of existing resources.

  Since our software runs on a variety of operating systems and server configurations it may be deployed on the most cost-effective systems to further reduce implementation costs.

 Integrated Monitoring, Management and Service Level Control Capabilities

  Our products provide companies with a consolidated, detailed view of their infrastructure, allowing them to monitor, manage and control response times and service levels from a single console. Our products automatically implement customer-defined configuration changes and enable companies to generate real-time and historical performance reports, reconfigure system options, add or remove infrastructure resources, and conduct maintenance and repairs from a single point of administration. We offer a fully integrated Internet services management platform that incorporates real-time feedback of system status and health to provide automated, self-adjusting problem avoidance and service restoration.

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

  We believe that our software platform, compared to single-purpose hardware-based alternatives, provides distinct advantages, the most significant of which are highlighted below.

 Flexibility

  Our software-based platform offers our customers a high degree of flexibility and can be deployed within our customers' existing networking and server systems infrastructure typically without any changes to their physical networks. To address their growing requirements, our customers can easily add functionality or features provided by the most recent enhancement of our products by simply deploying the latest version of our software. In contrast, for customers to benefit from new functionality or features with a hardware alternative, they must go to the expensive and time-consuming task of removing old hardware from various locations and installing new equipment. Moreover, our software can be typically installed on our customers' existing distributed server systems regardless of existing network architecture, while hardware products generally require a device to be physically installed at each location.

  Our platform's rich feature set also gives companies the flexibility to implement and modify a broad range of systems management and service level control policies, when and as they choose. In contrast, configurations of hardware products are generally more limited and are often constrained by the underlying hardware capability, and therefore lack the flexibility to meet businesses' different or changing needs.

  Our platform supports a broad range of computer hardware and operating systems, such as Solaris, Windows NT, AIX, Linux and HP/UX for eBusiness applications ranging from small to very large capacity. This flexibility allows our customers to choose the operating system or combinations of operating systems best suited for their needs.

 Performance Scalability

  The computing requirements to run our software products are distributed across a company's available computing resources. Companies benefit from this distributed architecture when they add new server systems to an eBusiness application to accommodate growing request volume. When new systems are added, the computing processing capacity grows accordingly. In contrast, hardware-based products, whose computing processing capacity remains constant, can introduce delays when a hardware device reaches its processing capacity limit.

  The benefit of the distributed processing approach becomes more important as traffic management processing requirements grow. These requirements are growing rapidly in response to both the increase in request volume to eBusiness applications and the increasing complexity of processing each request. The combined effect of these increases can quickly overcome the capacity of any individual hardware-based traffic management device.

 Visibility and Control

  Our distributed software platform features agents, which provide local monitoring of the health and load of the hardware and software components of our customers' overall systems. Immediate feedback from these agents enables our customers to have a detailed view of the overall health of their infrastructure. Because these agents also provide points of direct control, our products can launch applications or services on back-up servers in response to increased site load or other problems.

  As a distributed, modular, Internet services management platform, components of our software may be deployed independently and across multiple systems. Our platform's remote management

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

capability allows our customers to configure, manage and control our distributed software components from a centralized location.

The Resonate Strategy

  We intend to be the leading Internet services management solutions provider. Our products and services optimize availability and performance and provide management and control of applications that use the Internet and Internet-based technologies. Key elements of our strategy are:

 Become the standard platform for Internet services management

  Our objective is to be the leading provider of Internet services management products and services and become the solution of choice for companies worldwide. We intend to capitalize upon the inherent advantages of our software approach to provide robust, scalable and flexible solutions. For example, our Dispatch SLB-Now! offering, available free of charge over the Internet, is intended to promote widespread adoption of our server load balancing solution. We recognize that our continued success is also dependent upon maintaining and extending our technology and product leadership. Consequently, we expect to continue to devote substantial resources to the development of new and innovative technologies and products, as well as the ongoing enhancement of our software and services. We intend to take advantage of our strategic marketing and distribution relationships, our broad-based sales and marketing efforts and our significant customer relationships to facilitate the wide deployment and adoption of our platform.

 Market our products to companies that use business critical, complex eBusiness applications

  Our focus has been, and we expect will continue to be, on those companies whose eBusiness applications are complex and business critical, and attract significant volumes of traffic and transactions. We have designed our platform to meet the demands of these sophisticated customers, which we believe will rapidly become the demands of mainstream customers in the future. Our ability to successfully meet the demands of these customers provides us with a portfolio of respected, referenceable customers who are leaders within their respective industries and facilitate our penetration further into those industries. In addition, the knowledge and experience that we acquire by working with these customers allow us to more quickly and comprehensively incorporate into future releases of our products the features and functionality the marketplace increasingly requires.

 Leverage strategic relationships to promote the use of our platform

  We intend to expand and strengthen our strategic relationships with server and operating systems vendors, independent software vendors and systems integrators to provide products and services that complement our software product-driven business model. Through our relationships and alliances with companies such as Hewlett Packard, IBM, Siebel Systems, Sun Microsystems and Vignette, we expect to accelerate the broad deployment of our platform. Some of these third parties embed our software within their own products, while others provide the integration services among our software and a range of other products to deliver complete eBusiness applications. These strategic relationships enable us to: focus on being the provider of an Internet services management platform; concentrate on our core capabilities and technologies; and scale our business more quickly, effectively and inexpensively.

 Provide our customers with outsourced monitoring and service level control of eBusiness applications

  We offer Resonate Managed Services, our outsourced Internet services management solution, on a subscription basis. Resonate Managed Services enables our customers who are at an early stage of their Internet services management needs to scale their utilization of our platform to meet

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

their growing requirements and to minimize their upfront investment in software, services and personnel. These services allow us to expand our target market to include companies who prefer to license our software and services platform on a subscription basis. Resonate Managed Services enables us, from our Resonate operations center, to provide ongoing monitoring, analysis and optimization of eBusiness application performance, service levels and infrastructure utilization.

 Expand our direct and indirect distribution channels

  We intend to increase the size of our direct sales force and establish additional offices both domestically and internationally. We will continue to complement our direct sales efforts by expanding our indirect distribution channels worldwide through relationships with server system vendors, independent software vendors, application service providers, web hosting services, value-added resellers and systems integrators. These indirect channels are aimed at increasing geographic sales coverage and addressing potential customers that would otherwise be beyond the reach of our direct sales organization.

Products and Services

  Our solution is a suite of software products and services. The products that make up our Internet services management platform are Central Dispatch, Commander, Global Dispatch and the Enterprise Services Console. Our services offering is the outsourced monitoring and control of eBusiness applications through Resonate Managed Services. Dispatch SLB-Now! is our entry-level server load balancing product that we make available for free over the Internet. Our products are open, software solutions that support industry standard computing platforms and operating systems including Solaris, Windows NT, AIX, Linux and HP/UX.

 Central Dispatch

  Central Dispatch is a software traffic management solution for high traffic, eBusiness applications where high levels of availability and predictable performance are business critical. Central Dispatch's distributed software architecture enables multiple server systems to act as a single, scalable, reliable and easily managed server system. Central Dispatch is more than a server load balancing product because it allows for precise, real-time control of incoming traffic by intelligently routing requests to the server system best suited to respond. Central Dispatch can be quickly deployed into a customer's existing infrastructure, typically without altering the physical network architecture, for immediate improvements in the performance and availability of eBusiness applications.

  Central Dispatch enables server systems to be accessed through a single Internet Protocol address, or IP address. Since this IP address represents all of the server systems, users making requests for server resources at this IP address appear to be accessing a single, scalable, highly available server system. This allows content and applications to be replicated on multiple server systems for the highest availability, or segregated by type or by subject to maximize performance. The software-based architecture of Central Dispatch can accommodate new server system additions to achieve higher performance or to maintain performance levels as request volume increases. Since each server system in the Central Dispatch configuration can perform the request distribution function, Central Dispatch avoids introducing new potential failure points and provides high availability to eBusiness applications.

  Central Dispatch performs automatic, real-time distribution of incoming requests to available server system resources based on both server load and health. In addition, by defining distinct priority levels for different users' requests and setting capacity thresholds, our customers' computer system administrators can use Central Dispatch to allocate or reserve server system capacity so that targeted service levels are more likely to be maintained.

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

  Our workload distribution technique enables Central Dispatch to avoid bottlenecks by enabling any server to return responses directly to the requester, which eliminates the need for a single server system to process both incoming and outgoing data. This avoids the potential bottleneck that may occur when an eBusiness application gets overloaded by requests.

 Commander

  Commander is a software product that provides automated service level control for complex, eBusiness applications. It provides resource monitoring, rapid problem diagnosis and isolation, and automated corrective response at the web server, application server and database server levels of the infrastructure. Commander integrates the key elements of traffic management and systems management to enable automated real-time control of service levels.

  Commander is used to establish and enforce service management rules that strive to maintain service levels within target ranges. When these rules are automatically enforced, they relieve our customers' computer system administrators of ongoing routine tasks such as continual site observation and manual performance tuning. Commander can capture the information gathered by its own software agents, Central Dispatch, Global Dispatch, as well as third party monitoring products, and can take action based on that information. Commander's testing, statistics and automated configuration adjustment capabilities, as well as its fault tolerant operation give systems administrators a comprehensive solution for effectively managing performance, availability and overall service levels. It also lets site managers centrally monitor end-user connectivity by verifying client access to a site through URL tests, host access tests, and other service availability tests.

  Commander monitors events throughout a site and processes them according to customer defined rules or policies that specify the appropriate action. The policies can specify that scripts or programs be executed to actively control service levels. Examples of policy-based controls include:

  . Direct requests away from a server system that depends upon a supplemental resource that is congested or responding too slowly

  . Increase, or decrease, request traffic to a server system when response times fall below, or above, specified thresholds

  . Enable a redundant, stand-by backup server system in a Central Dispatch site when the primary server system fails or becomes too busy

  . Monitor applications and server processes, as well as restart any that fail by executing policies customized to the customer's environment

 Global Dispatch

  Global Dispatch is a software product that provides traffic management functions across geographically distributed eBusiness applications to consolidate multiple points of presence, or POPs, into a single, enterprise-wide resource. Global Dispatch uses site performance and availability metrics including network delays, server activity and service availability to direct users to the site best suited to respond.

  Global Dispatch provides features that can simplify administrative tasks such as database and content replication. Global Dispatch also incorporates features that allow a user to access an alternative POP when a particular resource, including an entire site, is unavailable due to failure or routine maintenance. Global Dispatch automatically monitors POPs for failures and only routes requests to available, healthy resources.

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

 Enterprise Services Console

  The Enterprise Services Console is a software product that provides a single unified view of enterprise wide deployments of multiple Central Dispatch and Global Dispatch installations. It also serves as an enterprise wide integration point for the exchange of information among our products. Our Enterprise Services Console enables remote monitoring of the applications and services deployed on our Internet services management platform and can be used from any networked computer. Currently part of our managed services offering, the Enterprise Services Console can also be customized to establish thresholds for site activity, generate alerts and alarms and make platform adjustments to avoid service failures.

 Resonate Managed Services

  In addition to the technical support and maintenance services we offer to our customers in connection with installing, configuring and optimizing our products, Resonate Managed Services gives our customers a way to benefit from our knowledge and experience by allowing them to outsource their monitoring and service level control needs. Resonate Managed Services has two distinct service offerings: InterAct and ProAct. These offerings optimize server availability and ensure end-user service quality.

  . InterAct, our standard managed services offering, provides "24x7" monitoring of eBusiness applications, and the infrastructure that supports them, from our Resonate Operations Center. InterAct allows our professional services engineers to adjust configurations as appropriate for efficient operation of our platform and relieves customers of the day-to-day monitoring and control responsibilities of their core eBusiness infrastructure. Customers receive weekly reports on server utilization and are advised on the health and trends of their computer system resources.

  . ProAct, our premium managed services offering, provides the capabilities of InterAct plus continuous monitoring of service response times and complex end-user transactions. Our premium services offering provides both testing and identification of server system and service delays and corrective action. Our service teams perform ongoing evaluations of real-time service levels and extensive transaction response-time testing. Our customers also receive weekly and monthly reports about the availability and service quality experienced by their end-users.

 Dispatch SLB--Now!

  Dispatch SLB--Now! is our server load balancing software product that we make available free of charge over the Internet. It allows two servers to appear as a single unified server system. It is based on our patented traffic management technology, but is limited in the features it offers and the number of server systems it supports. Similar to Central Dispatch, companies can specify how requests are to be distributed across the server systems based on requested content type or status of the server systems.

  Users of our Dispatch SLB--Now! product have a clear migration path to our traffic management products and our complete Internet services management platform as their requirements grow. Dispatch SLB--Now! is intended to promote widespread adoption of our server load balancing technology so as to further our strategy and establish our Internet services management offerings as the de facto standard platform for eBusiness applications.

Technology

  At the heart of our Central Dispatch software product is our patented networking technology that enables requests to be transferred, or "hopped" from one server system to another. We call this

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

technology a "TCP Connection Hop." As illustrated below, this technology enables the server system that receives the incoming request to hop that request to the server system best suited to respond.

  [Graphic depicting the "TCP connection Hop" technology illustrating a request from a client computer to a server, the request being transferred to a different server system and the response being sent directly back to the client computer.]

  Central Dispatch determines which server system is best suited to respond based on:

  .  the type of content requested

  .  the identity of the client making the request

  .  the current workload on the server system

  .  the overall status of applications running on the server systems

  .  other customer-specified criteria

  This technology provides the following capabilities:

  . Single IP Address. When a connection is hopped to the server system that will respond, the client is unaware that the response is coming from a different server system. As a result, all server systems in a Central Dispatch cluster appear to the client to behave as a single reliable, high performance server system.

  . Triangular Data Flow. Since the response is sent directly to the client, without requiring the data to flow back through the server system that originally received the request, the resulting triangular data flow eliminates the performance bottleneck that can occur when a single server system or network device must process all incoming and outgoing data. Additionally, since no individual server system is responsible for processing all data packets, Central Dispatch has computing resources to implement a rich traffic management feature set without degrading the throughput or overall performance of the platform.

  . Network Design Flexibility. A connection can be hopped to any server system independent of its location. This means that Central Dispatch can provide performance

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

     scalability and high reliability to server systems that are spread across an enterprise, perhaps in different physical locations.

  Global Dispatch takes advantage of our distributed software approach by distributing software on server systems to check the health and status of the Internet POPs to determine which one should be selected to receive incoming requests. With this distributed software approach, Global Dispatch and Central Dispatch can exchange information about server performance and availability at each location which can improve end-to-end traffic flow and response time.

  Commander leverages our distributed software architecture to collect information gathered by Commander, Central Dispatch and Global Dispatch agents, as well as third party monitoring products. Our event translation technology, which processes this information, allows Commander to automatically reconfigure Central Dispatch or Global Dispatch, or to run programs that have been predefined to take the necessary steps to restore a failed or slowly responding system resource.

Customers

  We have over 300 customers worldwide. We believe that Resonate has established itself as a technology leader through a variety of industry firsts, including patented traffic management technologies, and as a provider of a range of solution capabilities that include server load-balancing, network traffic management and service level control.

  We believe that our technology leadership is demonstrated by our success penetrating some of the most sophisticated and complex vertical markets, or industries, on the Internet. In March 2000, we requested that IDC conduct a market study of our customers' penetration in those vertical markets. IDC surveyed the market penetration of all of our customers as of the fourth quarter of 1999 in the following markets:

  . Online brokerage services: Our customers, Charles Schwab, DLJdirect, E*TRADE and Morgan Stanley Dean Witter, manage 57% of all online brokerage accounts

  . Online ad insertion: Our customers, DoubleClick and AdForce, deliver 75% of all third-party online ads

  . Internet personal homepage services: Our customers, Yahoo!/GeoCities and theglobe.com, represent 34% of all online personal home pages

  . Internet auctions: Our customers, eBay, Internet Shopping Network, Auction Universe and ACUSA generate 89% of all online person-to-person Internet auction revenues

  Our customers include Internet content publishers, Internet service providers, application service providers, web hosting services and corporate intranet sites that vary in complexity and sophistication, ranging from two or three individual web servers located in a single location up to several hundred server systems geographically distributed across multiple locations.

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  The following is a list of our customers who have purchased greater than
$100,000 of our products and services since our inception:

Acclaim Technology        DoubleClick                NetGravity
Acuma Solutions           E*TRADE Securities         NextCard
Advanced Systems Group    Eakins Open Systems        North Carolina State
Allmerica Financial       eBay                        University
Anteon Corporation        eCollege.com               On The Go Software
Applied Management        Equal Footing              Open Tech
 Systems                  Exact One                  PaineWebber
Arepa                     Excite                     Planet Direct
Asera                     Federal Express            Progressive Casualty
AT&T                      Household International     Insurance
Athlete Direct            IMS Net                    SBC Communications
Bank of America           Interactive Futures        Siebel Systems
BankBoston                International Business     Southwest Securities
Bank of Montreal           Machines                   Group
Basis                     Interadnet                 Sterling Software
Brokat Infosystems AG     Interpath                   Stonebridge
Charles Schwab & Co.       Communications             Technologies
Citicorp                  Intraware                  Sun Microsystems
Consumer Financial        Itochu Technology          Tech Data Corporation
 Network                  Johnson & Johnson          TelePost
Corporate Software and    Key Information Systems    Universo Online
 Technology               Morgan Stanley Dean        US WEST
Covad                      Witter Online             USA.NET
CSX Technology            Navidec                    UUNET Technologies
Deutsche Telekom AG       Neoforma                   Vignette
Digital Insight                                      Well Engaged
                                                     Wheat First Union

Customer Case Studies

  The following are examples of how some of our customers are using our products for Internet services management:

 Yahoo!/GeoCities

  Yahoo!/GeoCities is an Internet site where visitors create personal home pages and locate them in one of several themed communities. Themed communities vary from Bourbon Street, which has a Jazz music theme, to Wall Street, which has an investment and financial theme. GeoCities was looking for a solution that enabled them to distinguish and classify incoming user requests according to the requested content, and that could scale to accommodate GeoCities' continuing growth. Moreover, GeoCities required a solution that enabled them to manage and control their overall service infrastructure that was growing to over 100 individual server systems.

  Our Central Dispatch product enables Yahoo!/GeoCities to direct incoming requests according to the content that is being requested to the appropriate communities without introducing any performance bottlenecks or single points of failure. Central Dispatch provides high availability by directing visitors' requests only to systems that are active and operational. Our platform also provides Yahoo!/GeoCities with a single management and control console where services can be monitored and managed.

  According to Yahoo!/GeoCities, since Central Dispatch was first installed in July 1997, it has scaled to accommodate their growth in daily traffic from approximately 30 million hits per day in July 1997 to over 300 million hits per day in December 1999, while realizing up to a 40% reduction in their projected server systems costs.

eBay

  eBay, the world's leading online personal trading community, has more than 10 million users who are generating approximately $10 million in gross merchandise sales each day. eBay has been our customer since April 1998, when they first chose our Central Dispatch product for traffic management at their web site. Since then, their infrastructure has grown from approximately eight servers to several hundred servers, and the deployment of Central Dispatch has grown along with it. According to eBay, Central Dispatch has enabled them to expand their environment while maintaining the performance they needed to ensure fast response times. With Central Dispatch, eBay can continually manage, control and monitor their server infrastructure.

 DoubleClick

  DoubleClick sells and serves advertising on the Internet. One of DoubleClick's flagship products is the DoubleClick Network, a collection of some of the most highly trafficked and branded sites on the Web, including AltaVista, Dilbert, Macromedia, and more than 1,500 others. DoubleClick leads the industry in providing a complete advertising solution, displaying on average 1.5 billion ads each day for thousands of businesses. As of February 2000 their server infrastructure totalled more than 400 server systems distributed across 10 geographically disparate Internet locations.

  DoubleClick found that our Central Dispatch, Global Dispatch and Enterprise Services Console products had the performance, scalability, functionality and flexability needed to service the growth in their traffic and the requirements of their distributed architecture. Central Dispatch and Global Dispatch manage site resources and ad traffic, enabling DoubleClick to better meet the service levels agreements that they have with their customers.

 Covad

  As a leading national provider of broadband internet services, Covad's network currently covers more than 29 million homes and businesses in major metropolitan areas. Covad's service allows high-speed access to the Internet and corporate networks through copper phone wires located within homes and businesses. Covad DSL permits customers to use a dedicated data connection to the Internet and eliminates the need for dial-up access. Covad was looking for a solution that would improve the reliability and availability of its eCommerce site. This online site enables Covad's customers, who are primarily Internet service providers, to place orders and check on the availability of service and installation status. Using our Central Dispatch product to support and manage tens of thousands of user requests from Covads's Internet service provider customers everyday, Covad is reporting that its eCommerce site uptime has improved to 99.9%. According to Covad, Central Dispatch has helped enhance its ability to manage the large amounts of traffic during periods of high demand to its online customer care center.

 Digital Insight

  Digital Insight offers a cost-effective, outsourced service to community banks and credit unions. Digital Insight provides Internet-based financial solutions to these institutions' retail and commercial customers. In addition, Digital Insight provides fully transactional Internet banking development and implementation; website design, maintenance and hosting; as well as other services.

  According to Digital Insight, Resonate's Central Dispatch and Global Dispatch products, first installed in December of 1998, enable them to easily add new Internet banking clients to their service. Currently they support more than 730 Internet banking clients on their servers.

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

Sales and Marketing

 Direct Sales

  We promote and sell the majority of our products and services through our direct sales organization to corporate enterprises and service providers such as web site hosters and application service providers. As of June 30, 2000, we had 65 people in our sales organization and 26 in our marketing organization. During the second half of 2000, we plan to increase the number of our direct sales personnel to increase the direct sales of our products and to support and develop leads for our indirect distribution channels.

  When an enterprise, an application service provider or a web hosting service provider chooses to deploy our products, it is typically necessary to add additional software product licenses as their computing environment grows to accommodate new users. Within these environments, our products allow our customers to deliver more reliable services and more easily scale their environment as necessary as their customer base grows. In addition, the management and control capabilities of our products simplify the administration of their multi server environment.

 Indirect Sales Channels

  Our distribution strategy utilizes multiple indirect sales channels, including platform vendors, value added resellers/system integrators and independent software vendors.

  . Server system vendors: Platform vendors bundle versions of our Central Dispatch software with their own systems to provide their customers with a server load balancing capability. This provides them with a differentiated product offering and enables their systems to be easily integrated into a more scalable eBusiness application solution.

  . Value-added resellers/system integrators: The value-added resellers with whom we work typically combine our products with other products or services that they provide and then resell the combined product or service to their customers. System integrators typically provide, on a contract basis, integration of new hardware and/or software with an enterprise's existing IT systems. In this context, system integrators will incorporate our software products into an integrated eBusiness application to provide their customers with our platform capabilities.

  . Independent software vendors: By embedding our software within their own products, independent software vendors are able to provide their customers with traffic management functions which makes them more scalable and more reliable when used within an eBusiness application environment.

  We market and sell our products through a variety of relationships with service companies and hardware and software vendors. Our professional services organization provides consulting and training to ensure that both companies who sell our products and our customers get the education and support they need to design and deploy our products. The following is a list of companies that sold more than $30,000 of our product during 1999:

Acclaim Technology      Brokat Infosystems AG         Navidec
Acuma                   Cat Technology                Penguin Computing
Advanced Systems Group  Corporate Software and        Perot Systems
Anteon Corporation       Technology                   Siebel Systems
Applied Management
 Systems                Eakins Open Systems           Stonebridge Technologies
Atos Multimedia         Interactive Futures           Sun Professional Services
                        Intraware

  These indirect channels are aimed at increasing geographic sales coverage and addressing potential customers that would otherwise be beyond the reach of our direct sales organization. We intend to expand the types of companies with whom we have indirect sales relationships to include providers of Internet co-location facilities, web site hosting and application services. Our indirect sales channels enable us to effectively leverage our direct sales channels to accelerate revenue growth and to pursue our strategic objective of making our solution the de facto Internet services management platform worldwide.

  Since December 1999, we have signed agreements with four companies to embed our software within their own products. In December, Vignette Corporation agreed to integrate our technology into Vignette's StoryServer product line. In January 2000, Whale Communications agreed to integrate our technology into Whale's security system software. In March 2000, we entered into an agreement with Sterling Software, recently acquired by Computer Associates, allowing Sterling to be an original equipment manufacturer of our products. In April, we entered into an agreement with Hewlett-Packard to bundle our Central Dispatch product with each of one of its high-end lines of servers, and to jointly port our entire product line.

 Resonate REACH Partner Program

  Our REACH Partner Program is intended to help companies who comprise our indirect sales channel sell our products. We provide participants in the REACH Program with technical training, as well as sales and marketing support, to enhance their offerings through the recommendation or implementation of our platform. We offer REACH Program participants use of our logo, a listing on our web site, demonstration software, and sales, marketing and technical assistance materials. We work with each participant to tailor the elements of the program to each participant's sales and applications goals.

  The following list contains those companies with whom we have signed REACH Partner Program agreements:

   North American value added resellers  Neomedia Technologies
   Acclaim Technology                    Osage Systems Group
   Acropolis Systems                     Paratech Resources
   AC Technology                         Peripheral Vision Infosystems
   Advanced Systems Group                PWI Technologies
   Allied Group                          Sansia System Solutions
   Alphabit Media                        SDK Software
   Anteon Corporation                    Sigma Solutions
   Ballantyne Computer Service           Solution Technology
   Basis                                 SourceOne
   Business Interactive Corporation      Stack Computer
   Cat Technology                        Star Solutions
   Central Design Systems                Stonebridge Technologies
   Continental Resources                 Winkcomm
   Eakins Open Systems
   esavio                                International value added resellers
   Exodus Communications                 Acuma Solutions
   Export System Resources               Brokat Infosystems AG
   Extreme Technologies                  dcVAST
   GlobalCenter                          Delos AG
   Ideal Technology Solutions            Itochu Technology
   Intelligent Solutions                 Merkantildata
   Interactive Futures                   Open Tech
   Internet Information Services         Telecomunicazioni & Informatica
   Intraware
   Key Information Systems               Global value added resellers
   Lucid Technologies Group              Compaq Professional Services
   Madison Technology Group              Sun Professional Services
   Mainline Information Systems
   Navidec                               Consulting
   Netera                                Raba Technologies

Research and Development

  We have made substantial investments to design and develop our Internet services management platform. We have assembled a team of highly experienced network engineers, software developers, system architects and test engineers to design, implement and test our platform. As part of this development we have 4 patents pending and 1 patent issued which contain in the aggregate over 110 claims.

  The majority of our research and development activity has been directed towards feature enhancement to our products and the development of new functionality. Although we intend to continue to invest heavily in research and development, we also plan to evaluate third party suppliers for complimentary technologies that might be integrated into our offering.

  Our research and development expenditures were approximately $1.6 million in 1997, $3.2 million in 1998, $6.8 million in 1999 and $6.0 million in the six months ended June 30, 2000. We will continue to commit significant resources to research and development in the future. All research and development expenses have been expensed as incurred.

  The market for our products and services is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards, and rapidly changing customer requirements. The introduction of features and functionality, incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Our future success will depend in part on its ability to anticipate changes, enhance its current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of its customers.

Competition

  Our markets are new, rapidly evolving and highly competitive, and we expect competition to persist and intensify in the future. Our principal competitors for our Central Dispatch and Global Dispatch products include Alteon Web Systems, Arrowpoint Communications, Cisco Systems, F5 Networks and Foundry Networks and other load balancing and traffic management product suppliers. We expect to continue to face additional competition as new participants enter the traffic or systems management market. In addition, companies with greater resources and more established brand recognition and sales channels may form alliances with or acquire competing traffic management solutions and emerge as significant competitors. Potential competitors may bundle their products or incorporate a load balancing or traffic management capability into their existing products in a manner that discourages users from purchasing our products. In the future, increased competition may come from systems and network management product providers including Tivoli Systems, BMC Software, Visual Networks, Micromuse and others. As these providers enhance their products to target the needs and requirements of Internet deployed applications, potential customers may choose their products over ours.

Intellectual Property

  We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information.

  The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third party proprietary rights, such as patents, trademarks or copyrights, by us or our licensees from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims as the number of products and competitors in our industry grow and functionalities of products overlap. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us.

Employees

  As of June 30, 2000, we had a total of 226 employees. Of the total number of employees, 69 were in engineering, 91 were in sales and marketing, 31 were in service and support, 5 were in business development and 30 were in operations and administration. None of our employees is subject to a collective bargaining agreement, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

Facilities

  Our corporate headquarters are located in Sunnyvale, California, under leases that expire in January 2001 and November 2003. We occupy approximately 53,600 square feet in this facility. We also lease space in McLean, Virginia; Norcross, Georgia; White Plains, New York; Iselin, New Jersey; Chicago and Schaumburg, Illinois; Irvine and El Segundo, California; Bellevue, Washington; Austin and Dallas, Texas; Englewood, Colorado; and Paris, France for our sales personnel. We believe that our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Legal Proceedings

  We are not currently a party to any litigation.

                                   MANAGEMENT

Executive Officers and Directors

  Our executive officers and directors and their ages and positions as of June 30, 2000 are as follows:

Name                       Age Position
----                       --- --------
Kenneth Schroeder.........  52 President, Chief Executive Officer and Director
Christopher C. Marino.....  39 Founder, Corporate Vice President and Director
Robert C. Hausmann........  37 Vice President and Chief Financial Officer
Karen L. Styres...........  42 Vice President, Marketing
Karen S. Barnes...........  49 Vice President, Engineering
A. Alan Button............  53 Vice President, Sales
Stanley L. Chin...........  47 Vice President, Business Development
Cameron L. Lorentz........  44 Vice President, North American Sales
David R. Guercio..........  46 Vice President, Professional Services
Marcia D. Bartelmie.......  49 Vice President, Human Resources
Gordon A. Campbell(2).....  56 Chairman of the Board
Robert J. Finocchio,        49 Director
 Jr.(1)...................
I. Robert Greene(1)(2)....  40 Director
John S. McFarlane(2)......  51 Director
Russell L.                  38 Director
 Siegelman(1)(2)..........

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

   Kenneth Schroeder has been our President and Chief Executive Officer since August 1998 and has been a member of our board of directors since October 1998. From March 1997 to August 1998, Mr. Schroeder provided interim management services to several venture capital firms and start-ups, as president of his consulting firm, TechVenture Management. From June 1996 to March 1997, Mr. Schroeder was President and Chief Executive Officer of Computer Aided Service, Inc., an automotive services software company. From July 1994 through June 1996, Mr. Schroeder served as Chief Operating Officer in a consultant capacity to Realtron, Inc./Interealty, a real estate information systems and services company. Mr. Schroeder's business experience prior to 1994 includes executive and management positions at Lotus Development, a software company, and General Electric Company, including general manager of its Industrial Electronics Development Laboratory. Mr. Schroeder holds a B.E.E. in Electrical Engineering from City College of New York and an M.S. in computer science from Rutgers University.

   Christopher C. Marino founded Resonate in July 1995. Mr. Marino has been our Corporate Vice President since August 1998 and has been a member of our board of directors since August 1995. From August 1995 to August 1998, Mr. Marino served as our President and Chief Executive Officer. Mr. Marino holds a B.S. in electrical engineering from Columbia University, an M.S. in electrical engineering and computer science from the University of California at Berkeley and an M.B.A. from Stanford University.

   Robert C. Hausmann has been our Vice President and Chief Financial Officer since September 1999. From September 1997 to September 1999, Mr. Hausmann was Chief Financial Officer at Mohr Davidow Ventures, a venture capital firm. Mr. Hausmann also acted as Chief Financial Officer for certain portfolio companies of Mohr Davidow. From October 1991 to September 1997, Mr. Hausmann was Vice President and Chief Financial Officer of Red Brick Systems, a provider of data warehousing solutions. Mr. Hausmann holds a B.A. in finance and accounting from Bethel College and an M.B.A. from Santa Clara University.

   Karen L. Styres has been our Vice President, Marketing since March 1999. From December 1995 to February 1999, Ms. Styres was Vice President, Marketing for Diffusion, Inc., a vendor in the customer relationship management market. From November 1994 through December 1995, Ms. Styres was Vice President of Sales and Marketing at Solopoint, a communication management company. Ms. Styres holds a B.A. in marketing from the University of Kentucky and an M.B.A. from the University of California at Berkeley.

   Karen S. Barnes has been our Vice President, Engineering since March 1999. From July 1997 to March 1999, Ms. Barnes was business unit manager at Legato Systems, a developer of enterprise-strength storage management software for the enterprise computing market. From July 1995 to July 1997, Ms. Barnes was director of Solaris Engineering at Sun Microsystems. Ms. Barnes holds a B.A. in mathematics from the University of California at Berkeley.

   A. Alan Button has been our Vice President, Sales since February 2000. From 1986 through February 2000, Mr. Button served in various capacities with Hewlett-Packard Corporation, most recently as Vice President and General Manager, Sales and Marketing for Hewlett-Packard's Customer Support and Professional Services Group. Mr. Button holds a B.A. in history from UCLA.

   Stanley L. Chin has been our Vice President, Business Development since May 1999. From January 1997 to April 1999, Mr. Chin was Vice President of Worldwide Strategic Alliances for Legato Systems, a developer of enterprise-strength storage management software for the enterprise computing market. From March 1996 through December 1996, Mr. Chin was Director of Sales at Seagate Software, a software company. From 1985 through February 1996, Mr Chin was Director of Marketing at IBM, a computer company. Mr. Chin holds a B.S. and an M.S. in engineering from Northeastern University.

   Cameron L. Lorentz has been our Vice President, North American Sales since February 2000. From January 1998 to February 2000, Mr. Lorentz was our Vice President, Worldwide Sales. From April 1997 to November 1997, Mr. Lorentz was Vice President of North American Sales at Allied Telesyn, a manufacturer of ethernet, fast ethernet and gigabit networking components. From October 1996 through March 1997, Mr. Lorentz was General Manager of Sales at Lucent, a networking company. From 1991 through October 1996, Mr. Lorentz was Area Manager at Bay Networks, a networking company. Mr. Lorentz holds a B.A. in business economics from the University of California at Santa Barbara.

   David R. Guercio has been our Vice President, Professional Services since September 1999. From January 1995 to September 1999, Mr. Guercio was Vice President of Business Operations and Customer Services at NeoVista Software, a provider of business intelligence applications and technology. Mr. Guercio holds a B.S. in finance and an M.B.A. from Santa Clara University.

   Marcia D. Bartelmie joined Resonate as Vice President of Human Resources in March 2000. From November 1996 until March 2000, Ms. Bartelmie was a principal with PeopleVision Inc., a provider of strategic human resource consulting to venture-backed start-up companies. From 1988 to 1996, Ms. Bartelmie held management positions, including Vice President of Human Resources from 1993 to 1996, for Borland International, a software company. Ms. Bartelmie holds a B.A. in history from Santa Clara University.

   Gordon A. Campbell has served as Chairman of the Board since January 1996 and a director since December 1995. Mr. Campbell has been a managing member of TechFund Capital, a venture capital fund, since August 1997. In 1993, Mr. Campbell created Techfarm Management, Inc., an incubation company for new technology companies, including Resonate. Mr. Campbell has founded and has been involved in the start-up of numerous Silicon Valley companies, including CHIPS and Technologies, Inc., a semiconductor and related device company, 3dfx Interactive and Cobalt Networks. In addition to his role at Resonate, Mr. Campbell serves as Chairman of the Board of

3dfx Interactive and Cobalt Networks and is a member of the boards of directors of Palm Computing, a portable computing platform and device company, and Bell Microproducts, a computer components company.

   Robert J. Finocchio, Jr. has served as a member of our board of directors since October 1999. Mr. Finocchio served as the President and Chief Executive Officer of Informix Corporation from July 1997 to July 1999 and has served as its Chairman of the Board since July 1997. From December 1988 until April 1997, Mr. Finocchio was employed with 3Com Corporation, where he held various positions, most recently serving as President, 3Com Systems. Prior to his employment with 3Com Corporation, Mr. Finocchio held various executive positions in sales and service with Rolm Communications, a telecommunications and networking company, most recently as Vice President of Rolm Systems Marketing. Mr. Finocchio also serves as a director of Latitute Communications, Echelon Corporation and Turnstone Systems. Mr. Finocchio is also a Regent of Santa Clara University. Mr. Finocchio holds a B.S. in economics from Santa Clara University and an M.B.A. from Harvard Business School.

   I. Robert Greene has served as a member of our board of directors since April 1997. Mr. Greene has served as a Managing Partner of Flatiron Partners, a venture capital firm, since June 1999. From 1994 to 1999, Mr. Greene was with Chase Capital Partners, a venture capital firm, serving as a Principal from 1994 to 1999, and a General Partner thereof in 1999. Mr. Greene also serves as a director of Multex.com Inc. Mr. Greene holds a B.S. from the Wharton School and an M.B.A. from the Massachusetts Institute of Technology Sloan School of Management.

   John S. McFarlane has served as a member of our board of directors since July 1999. Mr. McFarlane has served as President, Network Service Provider at Sun Microsystems since July 1999 and served as President, Solaris Software at Sun Microsystems from April 1998 to July 1999. Mr. McFarlane served as Vice President, Solaris and Network Software at Sun Microsystems from December 1997 to April 1998 and as Vice President, Network Software Group at Sun Microsystems from May 1997 to December 1997. Mr. McFarlane served as Vice President, Technology at Northern Telecom from 1993 to 1997. Mr. McFarlane holds a B.S. and an M.B.A. from the University of Toronto.

   Russell L. Siegelman has served as a member of our board of directors since April 1997. Since 1996, Mr. Siegelman has been a partner of Kleiner Perkins Caufield & Byers, a venture capital firm. Prior to joining Kleiner Perkins, Mr. Siegelman served in a variety of positions at Microsoft from 1989 to July 1996, including most recently as Vice President of the Microsoft Network, Microsoft's online service. Mr. Siegelman holds a B.S. in Physics from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Classified Board

  Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board structure, prior to the consummation of the offering, two of the members of the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms as follows:

    . Messrs. Marino and Greene have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders

    . Messrs. Campbell and Siegelman have been designated Class II directors whose term expires at the 2002 annual meeting of stockholders

    . Messrs. Schroeder, McFarlane and Finocchio have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders

  Executive officers are appointed by the board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  We established an audit committee in May 1998 and a compensation committee in October 1998.

  Our audit committee currently consists of Messrs. Finocchio, Greene and Siegelman. The audit committee reviews our internal accounting procedures and consults with and reviews the audit and services provided by our independent accountants.

  Our compensation committee for our last completed fiscal year consisted of Messrs. Campbell, Greene and Siegelman. Our compensation committee currently consists of Messrs. Campbell, Greene, McFarlane and Siegelman. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

Compensation Committee Interlocks and Insider Participation

  Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

  We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for expenses in connection with attendance at board of director and committee meetings. Under our stock option plan, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan. During 1996, the board granted options to purchase 100,000 shares to Mr. Marino at an exercise price per share of $0.0333 per share. During 1999, the board granted:

    . Options to purchase 52,000 shares to Mr. Finocchio at an exercise price per share of $1.25

    . Options to purchase 52,000 shares to Mr. McFarlane at an exercise price per share of $1.25

    . Options to purchase 200,000 shares to Mr. Schroeder at an exercise price per share of $1.25

The grants to Messrs. Marino and Schroeder were in consideration of their service to Resonate as executive officers.

Executive Compensation

  The table below summarizes the compensation earned for services rendered to us in all capacities for the year ended December 31, 1999 by our named executive officers. Our named executive officers are our Chief Executive Officer and our next four most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 1999.

                           Summary Compensation Table

                                                    Annual Compensation
                                              --------------------------------
                                                         Bonus/    All Other
Name and Principal Position                    Salary  Commission Compensation
---------------------------                   -------- ---------- ------------
Kenneth Schroeder, President and Chief
 Executive Officer........................... $220,000  $160,000         --
Christopher Marino, Founder and Corporate
 Vice President..............................  145,151        --         --
Karen Barnes, Vice President, Engineering....  129,091    22,319         --
Karen Styres, Vice President, Marketing......  124,445    21,238         --
Cameron Lorentz, Vice President, North
 American Sales..............................  157,443   151,000     $5,400

Option Grants in Last Fiscal Year

  In the fiscal year ended December 31, 1999, we granted options to purchase up to an aggregate of 2,934,874 shares to employees, directors and consultants. These options were granted under our 1996 Stock Plan at exercise prices at the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. Options to employees and directors have a term of ten years. Options to consultants have a one-year term. Optionees may pay the exercise price by cash, certified check, or delivery of already-owned shares of our common stock. Options to the named executive officers are immediately exercisable upon grant; however, we may repurchase any unvested shares at their cost if the optionee's service terminates. Options to employees and directors vest over four years. Options to consultants vest immediately upon grant.

  The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 1999.The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable values assumes that the assumed initial public offering price of $18.00 per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term at the annual rates specified. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price application over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                                     Individual Grants
                         -----------------------------------------
                                      % of
                                      Total
                                     Options                       Potential Realizable
                                     Granted                         Value at Assumed
                         Number of     to                          Annual Rates of Stock
                         Securities Employees                       Price Appreciation
                         Underlying  In Last  Exercise                for Option Term
                          Options    Fiscal     Price   Expiration ---------------------
          Name           Granted(#)   Year    ($/share)    Date        5%        10%
          ----           ---------- --------- --------- ---------- ---------- ----------
Kenneth Schroeder.......  200,000      6.8%     $1.25    11/15/09  $5,614,021 $9,087,473
Christopher Marino......       --       --         --          --          --         --
Karen Barnes............  206,432      7.0       0.38    03/06/09   5,974,163  9,559,322
Karen Styres............  206,432      7.0       0.38    02/24/09   5,974,163  9,559,322
Cameron Lorentz.........       --       --         --          --          --         --

   Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Values

  The following table describes for our named executive officers their option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held by them as of December 31, 1999.

  The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on a value of $18.00 per share, the assumed initial offering price of our common stock, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. The shares vest over four years.

                                                          Number of Securities
                                                         Underlying Unexercised     Value of Unexercised
                                                               Options At          In-the-Money Options At
                            Number of                       December 31, 1999         December 31, 1999
                         Shares Acquired                ------------------------- -------------------------
          Name             on Exercise   Value Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- -------------- ----------- ------------- ----------- -------------
Kenneth Schroeder.......    1,408,500     $24,817,770     200,000         --      $3,350,000        --
Christopher Marino......       50,000         898,335          --         --              --        --
Karen Barnes............      206,432       3,637,332          --         --              --        --
Karen Styres............       77,412       1,363,999     129,020         --       2,273,332        --
Cameron Lorentz.........      210,000       3,748,500          --         --              --        --

                             INCENTIVE STOCK PLANS

1996 Stock Plan

  Our board of directors adopted our 1996 stock plan in January 1996, and our stockholders approved the plan in January 1996. Our 1996 stock plan provides for the grant to employees of incentive stock options within the meaning of federal income tax laws, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 1996 stock plan will terminate automatically in 2006.

  The board of directors has determined that no future options will be granted under our 1996 stock plan following the effective date of this offering. However, our board of directors or a committee of our board of directors will administer the options granted under the 1996 stock plan that are outstanding on the effective date of this offering. A total of 6,940,250 shares of common stock were authorized for issuance under the 1996 stock plan. As of June 30, 2000, options to purchase an aggregate of 3,186,584 shares of our common stock were outstanding under the 1996 stock plan, and a total of 2,883,346 shares that have been issued pursuant to the exercise of options granted under the 1996 stock plan were outstanding. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing such options and the terms of the 1996 stock plan.

  The 1996 stock plan provides that in the event of our merger with or into another corporation, the successor corporation may assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, each outstanding option and stock purchase right will terminate as of the date of closing of the merger.

2000 Stock Plan

  Our board of directors adopted our 2000 stock plan in March 2000. Our 2000 stock plan provides for the grant to employees of incentive stock options within the meaning of federal income tax laws, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 2000 stock plan will terminate automatically in 2010.

  A total of 3,200,000 shares of common stock has been reserved for issuance under the 2000 stock plan, plus annual increases equal to the lesser of:

  . 1,500,000 shares

  . 5% of the outstanding shares on such date

  . a lesser amount determined by the board

  Our board of directors or a committee of our board administers the 2000 stock plan. The committee may consist of two or more "outside directors" to satisfy certain tax and securities requirements. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of options granted under our stock option plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. Additionally, the term of an incentive stock option may not exceed ten years. The administrator determines the term of all other options. No optionee may be granted an option to purchase more than 750,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 750,000 shares of our common stock. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term. The administrator determines the exercise price of stock purchase rights granted under our 2000 stock plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser. The administrator determines the rate at which our repurchase option will lapse. Our stock option plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

  The 2000 stock plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right must be assumed or an equivalent option or stock purchase right substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees shall become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 30 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 30 day period.

2000 Employee Stock Purchase Plan

  Our board of directors adopted our 2000 employee stock purchase plan in March 2000. The employee stock purchase plan will not become effective until the effective date of this offering. A total of 1,000,000 shares of common stock has been reserved for issuance under the purchase plan, plus annual increases equal to the lesser of:

  . 750,000 shares

  . 2.5% of the outstanding shares on such date

  . a lesser amount determined by the board

  The board of directors or a committee appointed by the board administers the purchase plan. The board or its committee has full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

  The purchase plan contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after August 1 and February 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before July 31, 2002.

  Employees are eligible to participate if we or any participating subsidiary employs them for at least 20 hours per week and more than five months in any calendar year. However, the following employees may not purchase stock under the purchase plan:

  . any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock

  . any employee whose rights to purchase stock under all our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year

  Participants may purchase common stock through payroll deductions of up to 15% of the participant's eligible compensation. "Compensation" is defined to include a participant's gross earnings and commissions, including overtime and incentive bonuses. The maximum number of shares a participant may purchase during a single purchase period is 1,250 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and at the end of each purchase period.

  The purchase plan provides that, if we merge with or into another corporation or sell substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.

  The purchase plan will terminate in 2010. The board of directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock.

401(k) Plan

  We have a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn. Consequently, contributions by us, if any, will be deductible by us when made. Employees may elect to reduce up to 20% of their current compensation by up to the statutorily prescribed annual limit, which was $10,000 in 1999, and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions by us on behalf of all participants. To date, we have not made any contributions to the 401(k) plan.

Change of Control, Severance and Employment Arrangements

  In connection with our hiring of Kenneth Schroeder as our President and Chief Executive Officer in August 1998, we granted Mr. Schroeder an initial option outside of our 1996 stock plan to purchase 1,408,500 shares of our common stock at an exercise price of $0.38 per share. We also agreed that he was entitled to a base salary, bonuses and would be eligible for future option grants subject to our board of directors' determination. Pursuant to our offer letter, Mr. Schroeder purchased all 1,408,500 shares of his initial option in exchange for a full-recourse promissory note. We have a right to repurchase these shares of stock at a price of $0.38 per share. Our right to repurchase these shares lapses as to 1/48th of the total number of shares at the end of each month after August 1, 1998. If there is a change of control of Resonate, 50% of Mr. Schroeder's shares still subject to repurchase at the time of any such change of control will accelerate and be deemed fully vested and not subject to repurchase by us. Furthermore, if Mr. Schroeder is not offered an equivalent position and title in the post-change of control company, all of Mr. Schroeder's shares then subject to repurchase will accelerate and be deemed fully vested and not subject to repurchase upon the termination of Mr. Schroeder's employment with the new company. As of June 30, 2000, our repurchase right had lapsed with respect to 645,563 of Mr. Schroeder's shares, leaving 762,937 of his shares subject to our repurchase right. Pursuant to our offer letter to Mr. Schroeder, if Mr. Schroeder is terminated not for cause or as a result of a constructive termination, he will be entitled to the payment of nine months of his base salary.

  In connection with our hiring of Robert C. Hausmann as our Chief Financial Officer in September 1999, we granted Mr. Hausmann an initial option to purchase 315,744 shares of our common stock at a purchase price of $1.25 per share. We also agreed that he was entitled to a base salary, bonuses and would be eligible for future option grants. In December 1999, we granted Mr. Hausmann an option to purchase an additional 10,000 shares of our common stock at a purchase price of $2.50 per share. Mr. Hausmann purchased all of the shares of both of his option grants in exchange for $200,000 in cash and full-recourse promissory notes. We currently have the right to repurchase all of these shares at their initial purchase price per share if Mr. Hausmann's employment with us is terminated under some conditions. In general, our right to repurchase these shares lapses as to 25% of the total number of shares on September 7, 2000 and an additional 6.25% of the total number of shares each quarter thereafter. However, in the event of Mr. Hausmann's death or a change in control of the company resulting in the constructive termination of his employment prior to September 7, 2000, 1/48th of the total number of shares multiplied by the number of full months that Mr. Hausmann was employed will immediately vest and will not be subject to our repurchase right. Furthermore, in the event of a change of control of the company resulting in the constructive termination of Mr. Hausmann's employment, an additional 50% of the total number of shares of these grants will immediately vest and will not be subject to our repurchase right.

  Karen Styres, Karen Barnes and Cameron Lorentz, who are executive officers of Resonate, each have the right to eighteen months of accelerated vesting of his or her stock holdings if Resonate undergoes a change of control and, after the change of control, his or her employment is constructively terminated or terminated without cause. In addition, Marcia Bartelmie, Alan Button, Stanley Chin and David Guercio each have the right to twelve months of accelerated vesting of his or her stock holdings if Resonate undergoes a change of control and, after the change of control, his or her employment is constructively terminated or terminated without cause. A constructive termination is defined as a substantial change of an executive's duties and responsibilities without the executive's concurrence.

Limitations on Directors' Liability and Indemnification

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions

  . any transaction from which the director derived an improper personal benefit

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

  We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

  During the last two years, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have a direct or indirect interest other than compensation arrangements, which are described where required under "Management," and the transactions described below.

Equity Investment Transactions for Cash

  In June and July 1998, we sold 3,230,418 shares of Series C preferred stock for $3.034 per share. In June and August 1999, we sold an aggregate of 2,706,877 shares of Series D preferred stock for $4.81 per share. In March 2000 we sold 514,668 shares of Series E preferred stock for $19.43 per share. In July 2000, we sold 1,389,603 shares of Series F preferred stock for $19.43 per share. Listed below are the directors, executive officers and stockholders who beneficially own more than 5% of our securities who participated in these financings.

                                                                  Total Shares
                                                                    on an as
                          Shares of Shares of Shares of Shares of Converted to   Aggregate
                          Series C  Series D  Series E  Series F  Common Stock     Cash
      Stockholder         Preferred Preferred Preferred Preferred    Basis     Consideration
      -----------         --------- --------- --------- --------- ------------ -------------
Entities affiliated with
 Kleiner Perkins
 Caufield & Byers(1)....    464,596  893,971        --         --  1,358,567    $ 5,709,585
Chase Venture Capital
 Associates, LLC........    525,618  697,121        --         --  1,222,739      4,947,877
Entities affiliated with
 Lehman Brothers(2).....  1,318,392  270,270        --         --  1,588,662      5,300,000
Entities affiliated with
 TechFarm(3)............     36,735   23,700        --         --     60,435        225,451
Sun Microsystems, Inc...         --       --   514,668  1,029,336  1,909,440     29,999,998
Gordon A. Campbell(4)...     36,735   23,700        --         --     60,435        225,451
I. Robert Greene(5).....     27,376  193,098        --         --    220,474      1,011,860
Russell L.
 Siegelman(6)...........    464,596  893,971        --         --  1,358,567      5,709,585

--------
(1) The aggregated shares listed for entities affiliated with Kleiner Perkins Caufield & Byers are owned as follows: KPCB Java Fund, L.P. owns 232,298 shares of Series C preferred stock and 446,986 shares of Series D preferred stock; Kleiner Perkins Caufield & Byers VIII, L.P. owns 208,604 shares of Series C preferred stock and 401,393 shares of Series D preferred stock; KPCB VIII Founder's Fund, L.P. own 12,079 shares of Series C preferred stock and 23,243 shares of Series D preferred stock; and KPCB Information Sciences Zaibatsu Fund II, L.P. owns 11,615 shares of Series C preferred stock and 22,349 shares of Series D preferred stock.

(2) The aggregated shares listed for entities affiliated with Lehman Brothers are owned as follows: LB I Group Inc. owns 1,251,850 shares of Series C preferred stock; Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P. owns 58,767 shares of Series C preferred stock; Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P. owns 1,085 shares of Series C preferred stock; Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P. owns 6,690 shares of Series C preferred stock; and Lehman Brothers VC Partners L.P. owns 270,270 shares of Series D preferred stock.

(3) The aggregated shares listed for entities affiliated with TechFarm are owned as follows: TechFund Capital, L.P. owns 32,812 shares of Series C preferred stock; TechFund Capital Management, LLC owns 3,923 shares of Series C preferred stock; TechFund Capital II, L.P. owns 19,750 shares of Series D preferred stock; and TechFund Capital Management II, LLC owns 3,950 shares of Series D preferred stock.

(4) Includes 36,735 shares of Series C preferred stock and 23,700 shares of Series D preferred stock owned by entities affiliated with TechFarm. Mr. Campbell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(5) Includes 27,376 shares of Series C preferred stock held by Flatiron Fund LLC; 175,218 shares of Series D preferred stock held by Flatiron Fund 1998/99 LLC and 17,880 shares of Series D preferred stock held by Flatiron Associates, LLC. Mr. Greene disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(6) Includes 464,596 shares of Series C preferred stock and 893,971 shares of Series D preferred stock owned by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Siegelman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

  The number of shares of common stock to be issued upon conversion of the 514,668 shares of Series E preferred stock that we sold to Sun Microsystems in March 2000 will be computed using a weighted average antidilution adjustment based on the number of shares sold in this offering and the per share initial public offering price. Based on an assumed initial public offering price of $18.00 per share, these shares of Series E preferred stock will automatically convert into 520,551 shares of common stock upon the closing of this offering.

  The number of shares of common stock to be issued upon conversion of the 1,029,336 shares of Series F preferred stock that we sold to Sun Microsystems in July 2000 will be computed using a 20% discount off of the per share initial public offering price in this offering. Based on an assumed initial public offering price of $18.00 per share, these shares of Series F preferred stock will automatically convert into 1,388,889 shares of common stock upon the closing of this offering.

Loans to Executive Officers

  On February 16, 1999, Mr. Schroeder purchased 1,408,500 shares of our common stock at a price of $0.38 per share. Mr. Schroeder paid for such shares with a full recourse five-year $535,230 promissory note, secured by the purchased shares. The note bears interest at a rate of 5% per annum.

  On September 28, 1999, Mr. Hausmann purchased 315,744 shares of our common stock at a price of $1.25 per share. Mr. Hausmann paid for such shares in part with a full recourse five-year $194,680 promissory note, secured by the purchased shares. The note bears interest at a rate of 6.25% per annum. On December 1, 1999, Mr. Hausmann purchased 10,000 shares of our common stock at an exercise price of $2.50 per share. Mr. Hausmann paid for such shares with a full recourse five-year $25,000 promissory note, secured by the purchased shares. The note bears interest at a rate of 6.25% per annum.

  On February 7, 2000, Mr. Button purchased 100,000 shares of our common stock at a price of $5.00 per share. Mr. Button paid for such shares in part with a full recourse five-year $300,000 promissory note, secured by the purchased shares. The note bears interest at a rate of 6.6% per annum.

  We have the right to repurchase unvested shares from these executive officers if their service with us terminates, which right lapses over four years after the date of grant, absent any accelerating event.

Other Transactions

  We have entered into indemnification agreements with each of our executive officers and directors.

  We have granted options to our executive officers and some of our directors.

  Holders of preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock.

  We believe that all related party transactions described above were on terms no less favorable than could have been obtained from unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

  The table on the following page sets forth information regarding the beneficial ownership of our common stock as of June 30, 2000, by the following individuals or groups:

  . each person or entity who we know beneficially owns more than 5% of our outstanding stock

  .  each of our named executive officers

  .  each of our directors

  .  all directors and executive officers as a group

  Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Resonate Inc., 385 Moffett Park Drive, Sunnyvale, California 94089. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable, of common stock held by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 30, 2000, are deemed outstanding, but the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

  Applicable percentage ownership in the following table is based on 22,539,757 shares of common stock outstanding as of July 7, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering.

                          Principal Stockholders Table

                                                                Percentage of
                                                                   Shares
                                                                 Outstanding
                                                              -----------------
                                               Number of
                                          Shares Beneficially  Before   After
Name of Beneficial Owner                         Owned        Offering Offering
------------------------                  ------------------- -------- --------
5% Stockholders:
Entities affiliated with Kleiner Perkins
 Caufield & Byers (1)...................       3,136,345        13.9%    11.8%
Chase Venture Capital Associates, LLC
 (2)....................................       3,000,517        13.3     11.3
Entities affiliated with Lehman Brothers
 (3)....................................       1,588,662         7.0      6.0
Entities affiliated with TechFarm (4)...       1,264,967         5.6      4.8
Sun Microsystems, Inc. (5)..............       1,909,440         8.5      7.2

Directors and Named Executive Officers:
Kenneth Schroeder (6)...................       1,608,500         7.1      6.0
Christopher C. Marino...................       2,499,253        11.1      9.4
Robert C. Hausmann (7)..................         325,744         1.4      1.2
Karen S. Barnes (8).....................         220,000         1.0        *
Karen L. Styres (9).....................         220,000         1.0        *
Cameron L. Lorentz (10).................         220,000         1.0        *
Gordon A. Campbell (11).................       1,389,214         6.2      5.2
Robert J. Finocchio, Jr. (12)...........          52,000           *        *
I. Robert Greene (13)...................         313,067         1.4      1.2
John S. McFarlane (14)..................          52,000           *        *
Russell Siegelman (15)..................       3,136,345        13.9     11.8
Stanley L. Chin (16)....................         220,000         1.0        *
David R. Guercio (17)...................         191,868           *        *
A. Alan Button (18).....................         226,000         1.0        *
Marcia Bartelmie (19)...................         100,000           *        *
All directors and executive officers as
 a group (15 persons) (20)..............      10,773,991        46.5     39.6

--------
  * Less than 1% of the outstanding shares of common stock.

 (1) The aggregated shares listed for entities affiliated with Kleiner Perkins Caufield & Byers are owned as follows: KPCB Java Fund, LP owns 1,923,729 shares; Kleiner Perkins Caufield & Byers VIII, L.P. owns 1,072,141 shares; KPCB VIII Founder's Fund, L.P. owns 62,067 shares; and KPCB Information Sciences Zaibatsu Fund II, L.P. owns 78,408 shares. The address for Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

 (2) We have been informed by Chase Venture Capital Associates that the following individuals are the current partners of Chase Venture Capital
     Associates: Jeffrey Walker, Mitchell Blutt, Arnold Chavkin, John O'Connor, Don Hofmann, Shahan Soghikian, Stephen Murray, David Britts, Timothy Walsh, John Baron, Christopher Behrens, Michael Hannon and Damion Wicker. Affilliates of Chase Venture Capital Associates, LLC (the "Chase Entities") are parties to certain co-invest arrangements with Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affilliates of the Flatiron Investors (collectively, the "Flatiron Group"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage Internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the Chase Entities. Upon the occurrence of certain contingencies that are outside the control of the Chase Entities, certain Chase Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the Chase Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors. Each of the Chase Entities and Chase Venture Capital Associates, LLC disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group.

 (3) The aggregated shares listed for entities affiliated with Lehman Brothers are owned as follows: LB I Group Inc. owns 1,251,850 shares; Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P. owns 58,767 shares; Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P. owns 1,085 shares; Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P. owns 6,690 shares; and Lehman Brothers VC Partners L.P. owns 270,270 shares. The address for Lehman Brothers is 3 World Financial Center, 18th Floor, New York, New York. We have been informed by Lehman Brothers that there is no natural person or persons who exercise sole or shared dispositive powers over the shares of record held by Lehman Brothers. The entities invested in Resonate are under control by subsidiaries of Lehman Brothers Holdings, Inc., a publicly held corporation. The executive officers of Lehman Brothers Holdings, Inc., as reported in that entity's public filings, may exercise voting powers over the shares.

 (4) The aggregated shares listed for entities affiliated with TechFarm are owned as follows: TechFarm II, L.P. owns 1,170,157 shares; TechFarm L.P. owns 34,375 shares; TechFund Capital, L.P. owns 32,812 shares; TechFund Capital Management, LLC owns 3,923 shares; TechFund Capital II, L.P. owns 19,750 shares; and TechFund Capital Management II, LLC owns 3,950 shares. The address for TechFarm is 200 West Evelyn Avenue, Suite 100, Mountain View, California 94041. Gordon A. Campbell is the general partner of TechFarm.

 (5) The common stock equivalent number shown assumes that upon the completion of the offering, the 514,668 shares of Series E preferred stock held by Sun Microsystems will convert into 520,551 shares of common stock and the 1,029,336 shares of Series F preferred stock held by Sun Microsystems will convert into 1,388,889 shares of common stock, in each case based on an assumed initial public offering price of $18.00 per share in this offering.

 (6) At July 7, 2000, 762,937 shares held by Mr. Schroeder were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 200,000 shares issuable upon exercise of options held by Mr. Schroeder within 60 days of July 7, 2000, 166,667 of which would be subject to a right of repurchase in our favor, which right lapses over time.

 (7) Includes 315,744 shares held by the Robert C. Hausmann and Lori Anne Hausmann Living Trust dated November 21, 1991. At July 7, 2000, 325,744 shares held by Mr. Hausmann and the trust were unvested and subject to a right of repurchase in our favor, which right lapses over time.

 (8) At July 7, 2000, 141,922 shares held by Ms. Barnes were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 13,568 shares issuable upon exercise of options held by Ms. Barnes within 60 days of July 7, 2000, of which 12,720 would be subject to a right of repurchase in our favor, which right lapses over time.

 (9) At July 7, 2000, 64,510 shares held by Ms. Styres were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 90,980 shares issuable upon exercise of options held by Ms. Styres within 60 days of July 7, 2000, of which 90,132 would be subject to a right of repurchase in our favor, which right lapses over time.

(10) At July 7, 2000, 91,875 shares held by Mr. Lorentz were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 10,000 shares issuable upon exercise of options held by Mr. Lorentz within 60 days of July 7, 2000, of which 9,375 would be subject to a right of repurchase in our favor, which right lapses over time.

(11) Includes 1,264,967 shares held by entities associated with TechFarm. Mr. Campbell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.


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

(12) At July 7, 2000, 52,000 shares held by Mr. Finocchio were unvested and subject to a right of repurchase in our favor, which right lapses over time.

(13) Includes 119,969 shares held by the Flatiron Fund LLC, 175,218 shares held by the Flatiron Fund 1998/99 LLC and 17,880 shares held by Flatiron Associates, LLC. Mr. Greene disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14) Excludes 1,544,004 shares of preferred stock held by Sun Microsystems, Inc. which converts into 1,909,440 shares of common stock. Mr. McFarlane disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes 52,000 shares held by John S. McFarlane and Janet E. McFarlane, Trustees, or their successors, under the McFarlane Revocable Family Trust, Dated November 22, 1999. At July 7, 2000, 52,000 shares held by the trust were unvested and subject to a right of repurchase in our favor, which right lapses over time.

(15) Includes 3,136,345 shares held by entities associated with Kleiner Perkins Caufield & Byers. Mr. Siegelman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16) At July 7, 2000, 167,542 shares held by Mr. Chin were unvested and subject to a right of repurchase in our favor, which right lapses over time.

(17) At July 7, 2000, 90,687 shares held by Mr. Guercio were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 100,468 shares issuable upon exercise of options held by Mr. Guercio within 60 days of June 30, 2000, all of which would be subject to a right of repurchase in our favor, which right lapses over time.

(18) At July 7, 2000, 100,000 shares held by Mr. Button were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 126,000 shares issuable upon exercise of options held by Mr. Button within 60 days of July 7, 2000, all of which would be subject to a right of repurchase in our favor, which right lapses over time.

(19) At July 7, 2000, 1,177 shares held by Ms. Bartelmie were unvested and subject to a right of repurchase in our favor, which right lapses over time. Includes 98,823 shares issuable upon exercise within 60 days of July 7, 2000, all of which would be subject to a right of repurchase, which right lapses over time.

(20) Includes 1,722,594 shares which were unvested at July 7, 2000 and subject to a right of repurchase in our favor, which right lapses over time. Includes 639,839 shares issuable upon exercise of options within 60 days of July 7, 2000, of which 604,185 would be subject to a right of repurchase in our favor, which right lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

General

  Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

  As of July 7, 2000, there were 22,539,757 shares of common stock outstanding which were held of record by approximately 120 stockholders, as adjusted for the conversion of all outstanding shares of convertible preferred stock into an aggregate of 14,022,842 shares of common stock, which will occur upon the closing of this offering.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

  The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  .  Restricting dividends on the common stock

  .  Diluting the voting power of the common stock

  .  Impairing the liquidation rights of the common stock

  . Delaying or preventing a change in control of us without further action by the stockholders

  Upon the closing no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

  At June 30, 2000, there were warrants outstanding to purchase 57,375 shares of Series A preferred stock, 3,333 shares of Series B preferred stock and 213,436 shares of Series C preferred stock, which collectively will be exercisable to purchase an aggregate of 274,144 shares of common stock upon closing of this offering. At June 30, 2000, there were warrants outstanding to purchase 145,894 shares of common stock.

Registration Rights

  At July 7, 2000, we have granted registration rights to the holders of preferred stock convertible into 14,022,842 shares of common stock and the holders of warrants to purchase preferred stock convertible into 274,144 shares of common stock. Beginning 180 days after the date of this prospectus, holders of these registrable securities may require that we register their shares for public resale. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of the registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions, including the right of the underwriters in any underwritten offering to limit the number of shares to be included in the offering. These registration rights have been waived in connection with this offering. We will pay all expenses, other than underwriting discounts and commissions, in connection with any registration. These registration rights will terminate seven years following the consummation of this offering, or, for each holder of registrable securities, at the time the holder is entitled to sell all of its shares in any 90 day period under Rule 144 of the Securities Act.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

  Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  The acquisition of us by means of a tender offer

  .  The acquisition of us by means of a proxy contest or otherwise

  .  The removal of our incumbent officers and directors

  The provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

  Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an

"interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes of control or management of us.

  Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

Nasdaq National Market Listing

  We have applied for the listing of our shares on the Nasdaq National Market under the symbol "RSNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

  After this offering, 26,539,757 shares of common stock will be outstanding based upon shares outstanding as of July 7, 2000, assuming that the underwriters do not exercise their over-allotment option and that no outstanding options or warrants are exercised prior to completion of this offering. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

  As described below, 22,497,569 shares currently outstanding will not be available for sale immediately after this offering because of contractual restrictions on resale. Of the 22,539,757 shares of our common stock that are not being sold in this offering but will be outstanding when this offering is complete:

  . 20,095,538 shares will become eligible for sale 181 days after the date of this prospectus

  . 527,032 shares will become eligible for sale from time to time more than 181 days after the date of this prospectus

  .  1,874,999 shares will become eligible for sale on July 6, 2001

  Volume and other resale restrictions under Rule 144 will limit the resale of 15,069,634 of the shares that will become eligible for sale in the public market starting 181 days after the date of this prospectus.

Rule 144

  In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding which will equal approximately 265,397 shares immediately after this offering

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

  Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

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

Rule 701

  In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144. As of June 30, 2000, 2,883,346 shares had been issued as a result of exercise of stock options under the 1996 stock plan and 1,408,500 shares had been issued as a result of exercise of stock options outside of the 1996 stock plan.

Lock-Up Agreements

  Each of our executive officers and directors and substantially all of our stockholders and optionees have agreed not to offer to sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Sales or other dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co., which may release all or any portion of the securities subject to lock-up agreements, in its sole discretion and at any time without notice.

Registration Rights

  Upon completion of this offering, the holders of 14,022,842 shares of our common stock and warrants convertible into 420,038 shares of our common stock will be entitled to rights to registration of their shares under the Securities Act. Registration of those shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

Stock Options

  Immediately after this offering we intend to file a registration statement under the Securities Act covering shares of common stock under outstanding options or reserved for issuance under our stock option plans. Each year as the number of shares reserved for issuance under our 2000 stock plan and 2000 employee stock purchase plan increases, we will file an amendment to the registration statement covering the additional shares. As of June 30, 2000, options to purchase 3,186,584 shares of common stock were issued and outstanding and 6,940,250 shares were reserved for issuance under our 1996 stock plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Warrants

  Upon consummation of this offering, warrants to purchase 420,038 shares of common stock will be outstanding. These warrants will have the registration rights described above.

                                  UNDERWRITING

  Resonate and the underwriters named below have entered into an underwriting agreement with respect to shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Chase Securities Inc., Dain Rauscher Incorporated and Wit SoundView Corporation are the representatives of the underwriters.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Goldman, Sachs & Co................................................
   Chase Securities Inc...............................................
   Dain Rauscher Incorporated.........................................
   Wit SoundView Corporation..........................................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from Resonate to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Resonate. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

                                                           Paid by Resonate
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per share.............................................    $            $
Total.................................................    $            $

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $     per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $     per share from
the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  Resonate and its directors, officers, employees and substantially all other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances under our existing employee benefit plans or, with respect to individuals, transfers by gift, or with respect to corporations, transfers to a wholly-owned subsidiary of such corporation, provided that in each case the transferee agrees to be bound by the restriction for any remaining period. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

  Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Resonate and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Resonate's historical performance, estimates of the business potential and earnings prospects of Resonate, an assessment of Resonate's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Resonate has applied for quotation of its common stock on the Nasdaq National Market under the symbol "RSNT."

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq National Market, in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  Resonate has requested the underwriters to reserve for sale, at the initial public offering price, up to 250,000 shares of common stock offered in this offering for individuals designated by Resonate who have expressed an interest in purchasing the shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

  A prospectus in electronic format will be made available on Internet web sites maintained by one or more of the lead or co-managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

  Resonate estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,700,000.

  Resonate has agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933.

  Affiliates of Chase Securities Inc., one of the representatives of the underwriters, hold greater than 10% of the outstanding shares of common stock, as adjusted to reflect the conversion of all outstanding shares of preferred stock. Because of this relationship between Chase Securities and Resonate, the offering is being conducted in accordance with Rule 2720 of the NASD. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Goldman, Sachs & Co. is serving in that capacity and will perform due diligence investigations and review and participate in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive a customary fee from Resonate as compensation for such role.

                                 LEGAL MATTERS

  Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the common stock offered hereby for us. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. As of the date of this prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as some individual attorneys of this firm, beneficially own an aggregate of 30,710 shares of our common stock.

                                    EXPERTS

  The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

                                 RESONATE INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Balance Sheet.............................................................. F-3

Statement of Operations.................................................... F-4

Statement of Stockholders' Equity (Deficit)................................ F-5

Statement of Cash Flows.................................................... F-6

Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Resonate Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Resonate Inc. (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
San Jose, California

March 2, 2000 except for Note 12
 which is as of July 31, 2000

                                 RESONATE INC.

                                 BALANCE SHEET
               (in thousands, except share and per share amounts)

                                      December 31,
                                    ------------------
                                                                     Pro Forma
                                                         June 30,    June 30,
                                      1998      1999       2000        2000
                                    --------  --------  ----------- -----------
                                                        (unaudited) (unaudited)
              ASSETS
Current assets:
 Cash and cash equivalents........  $  4,322  $  5,011   $  2,741
 Short-term investments...........        --     6,988      2,992
 Accounts receivable, net.........     1,605     3,751      5,427
 Prepaid expenses and other
  current assets..................       241       320        362
                                    --------  --------   --------
   Total current assets...........     6,168    16,070     11,522
Property and equipment, net.......     1,251     2,160      4,143
Other assets......................       233       156        836
                                    --------  --------   --------
                                    $  7,652  $ 18,386   $ 16,501
                                    ========  ========   ========
     LIABILITIES, MANDATORILY
 REDEEMABLE CONVERTIBLE PREFERRED
  STOCK AND STOCKHOLDERS' EQUITY
             (DEFICIT)
Current liabilities:
 Debt, current....................  $    261  $  1,725   $  2,297
 Accounts payable.................       286       983      1,967
 Accrued liabilities..............       596     1,635      2,307
 Deferred revenue.................       785     3,399      3,710
 Capital lease obligation,
  current.........................        87       654        691
                                    --------  --------   --------
   Total current liabilities......     2,015     8,396     10,972
Debt, long-term...................       401     2,422      2,240
Capital lease obligation, long-
 term.............................       120       924        825
                                    --------  --------   --------
                                       2,536    11,742     14,037
                                    --------  --------   --------
Mandatorily redeemable convertible
 preferred stock: no par value;
 10,035,328 and 12,131,185 shares
 authorized at December 31, 1999
 and June 30, 2000(unaudited),
 respectively; 7,086,563,
 9,793,440 and 10,308,108 shares
 issued and outstanding in 1998,
 1999 and 2000 (unaudited),
 respectively, and none pro forma
 (unaudited); aggregate
 liquidation value of $31,532,000
 at December 31, 1999 and
 $41,782,000 at June 30, 2000
 (unaudited)......................    15,007    28,027     38,027    $     --
Mandatorily redeemable convertible
 preferred stock warrants.........       115       374        374          --
                                    --------  --------   --------
                                      15,122    28,401     38,401
                                    --------  --------   --------
Commitments (Note 9)
Stockholders' equity (deficit):
 Series A convertible preferred
  stock: $0.0001 par value;
  1,891,227 shares authorized at
  December 31, 1999 and June 30,
  2000 (unaudited); 1,814,972,
  1,827,472 and 1,833,852 shares
  issued and outstanding in 1998,
  1999 and 2000 (unaudited),
  respectively, and none proforma
  (unaudited); aggregate
  liquidation preference of
  $1,827,000 at December 31, 1999
  and $1,834,000 at June 30, 2000
  (unaudited).....................        --        --         --          --
 Common stock: $0.0001 par value;
  50,000,000 shares authorized at
  December 31, 1999 and June 30,
  2000 (unaudited); 4,722,840,
  7,847,454 and 8,516,915 shares
  issued and outstanding in 1998,
  1999 and 2000 (unaudited),
  respectively, and 20,664,758
  shares proforma (unaudited).....        --         1          1           2
 Additional paid-in capital.......     5,741    29,371     43,302      81,702
 Notes receivable from
  stockholders....................        --      (755)    (1,055)     (1,055)
 Unearned stock-based
  compensation....................    (3,186)  (18,948)   (22,597)    (22,597)
 Accumulated deficit..............   (12,561)  (31,426)   (55,588)    (55,588)
                                    --------  --------   --------    --------
   Total stockholder's equity
    (deficit).....................   (10,006)  (21,757)   (35,937)   $  2,464
                                    --------  --------   --------    ========
                                    $  7,652  $ 18,386   $ 16,501
                                    ========  ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 RESONATE INC.

                            STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                Six Months
                                 Year Ended December 31,      Ended June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Revenue:
  Product....................... $   394  $ 2,373  $  8,004  $ 2,878  $  6,250
  Services......................      51      322     1,910      708     2,098
                                 -------  -------  --------  -------  --------
    Total revenue...............     445    2,695     9,914    3,586     8,348
                                 -------  -------  --------  -------  --------

Cost of revenue:
  Product.......................      64       37        62       34       101
  Services (excluding stock-
   based compensation of $0, $4,
   $306, $24 and $856,
   respectively)................      20      282     1,042      244     2,219
                                 -------  -------  --------  -------  --------
    Total cost of revenue.......      84      319     1,104      278     2,320
                                 -------  -------  --------  -------  --------
Gross profit....................     361    2,376     8,810    3,308     6,028

Operating expenses:
  Research and development
   (excluding stock-based
   compensation of $0, $101,
   $1,169, $354 and $1,988,
   respectively)................   1,605    3,218     6,807    2,595     6,049
  Sales and marketing (excluding
   stock-based compensation of
   $0, $379, $2,177, $501 and
   $2,948, respectively)........   2,045    4,739    11,340    4,396    12,969
  General and administrative
   (excluding stock-based
   compensation of $0, $394,
   $2,136, $727 and $2,357,
   respectively)................     544    1,346     3,634    1,415     2,899
  Stock-based compensation......      --      878     5,788    1,606     8,149
                                 -------  -------  --------  -------  --------
    Total operating expenses....   4,194   10,181    27,569   10,012    30,066
                                 -------  -------  --------  -------  --------
Loss from operations............  (3,833)  (7,805)  (18,759)  (6,704)  (24,038)
Interest and other income
 (expense), net.................     122      134      (106)    (124)     (124)
                                 -------  -------  --------  -------  --------
Net loss........................ $(3,711) $(7,671) $(18,865) $(6,828) $(24,162)
                                 =======  =======  ========  =======  ========
Net loss per share:
  Basic and diluted............. $ (1.20) $ (1.90) $  (4.18) $ (1.51) $  (3.75)
                                 =======  =======  ========  =======  ========
  Weighted average shares.......   3,083    4,048     4,513    4,517     6,437
                                 =======  =======  ========  =======  ========
Pro forma net loss per share:
  Basic and diluted
   (unaudited)..................                   $  (1.27)          $  (1.32)
                                                   ========           ========
  Weighted average shares
   (unaudited)..................                     14,841             18,335
                                                   ========           ========

   The accompanying notes are an integral part of these financial statements.

                                 RESONATE INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                           Convertible
                            Preferred                                Notes
                              Stock     Common Stock   Additional  Receivable    Unearned
                          ------------- --------------  Paid-In       from     Stock-Based  Accumulated
                          Shares Amount Shares  Amount  Capital   Stockholders Compensation   Deficit    Total
                          ------ ------ ------  ------ ---------- ------------ ------------ ----------- --------
Balance at December 31,
 1996...................  1,074   $--   4,358    $--    $ 1,089     $    --      $     --    $ (1,179)  $    (90)
Issuance of Series A
 convertible preferred
 stock upon conversion
 of promissory notes....     83    --      --     --         83          --            --          --         83
Issuance of Series A
 convertible preferred
 stock..................    657    --      --     --        657          --            --          --        657
Accretion of mandatorily
 redeemable convertible
 preferred stock........     --    --      --     --        (73)         --            --          --        (73)
Issuance of common stock
 upon exercise of stock
 options................     --    --     213     --          4          --            --          --          4
Net loss................     --    --      --     --         --          --            --      (3,711)    (3,711)
                          -----   ---   -----    ---    -------     -------      --------    --------   --------
Balance at December 31,
 1997...................  1,814    --   4,571     --      1,760          --            --      (4,890)    (3,130)
Accretion of mandatorily
 redeemable convertible
 preferred stock........     --    --      --     --       (100)         --            --          --       (100)
Issuance of common stock
 upon exercise of stock
 options................     --    --     293     --         16          --            --          --         16
Repurchase of common
 stock..................     --    --    (141)    --         --          --            --          --         --
Issuance of Series A
 convertible preferred
 stock upon exercise of
 warrant................      1    --      --     --          1          --            --          --          1
Unearned stock-based
 compensation...........     --    --      --     --      4,064          --        (4,064)         --         --
Stock-based
 compensation...........     --    --      --     --         --          --           878          --        878
Net loss................     --    --      --     --         --          --            --      (7,671)    (7,671)
                          -----   ---   -----    ---    -------     -------      --------    --------   --------
Balance at December 31,
 1998...................  1,815    --   4,723     --      5,741          --        (3,186)    (12,561)   (10,006)
Accretion of mandatorily
 redeemable convertible
 preferred stock........     --    --      --     --        (38)         --            --          --        (38)
Issuance of common stock
 upon exercise of stock
 options................     --    --   3,124      1      1,460        (755)           --          --        706
Issuance of Series A
 convertible preferred
 stock upon exercise of
 warrant................     12    --      --     --         12          --            --          --         12
Issuance of stock
 options for services to
 non-employees..........     --    --      --     --        646          --            --          --        646
Unearned stock-based
 compensation...........     --    --      --     --     21,550          --       (21,550)         --         --
Stock-based
 compensation...........     --    --      --     --         --          --         5,788          --      5,788
Net loss................     --    --      --     --         --          --            --     (18,865)   (18,865)
                          -----   ---   -----    ---    -------     -------      --------    --------   --------
Balance at December 31,
 1999...................  1,827    --   7,847      1     29,371        (755)      (18,948)    (31,426)   (21,757)
Issuance of common stock
 upon exercise of stock
 options (unaudited)....     --    --     662     --        988        (300)           --          --        688
Issuance of stock
 options for services to
 non-employees
 (unaudited)............     --    --      --     --        760          --          (214)         --        546
Issuance of common stock
 for services to non-
 employees (unaudited)..     --    --       8     --        128          --            --          --        128
Issuance of Series A
 convertible preferred
 stock upon exercise of
 warrant (unaudited)....      7    --      --     --          7          --            --          --          7
Issuance of common stock
 warrants (unaudited)...     --    --      --     --        464          --            --          --        464
Unearned stock-based
 compensation
 (unaudited)............     --    --      --     --     11,584          --       (11,584)         --         --
Stock based compensation
 (unaudited)............                                                            8,149                  8,149
Net loss (unaudited)....     --    --      --     --         --          --            --     (24,162)   (24,162)
                          -----   ---   -----    ---    -------     -------      --------    --------   --------
Balance at June 30, 2000
 (unaudited)............  1,834   $--   8,517    $ 1    $43,302     $(1,055)     $(22,597)   $(55,588)  $(35,937)
                          =====   ===   =====    ===    =======     =======      ========    ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 RESONATE INC.

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                             Six Months Ended
                                 Year Ended December 31,         June 30,
                                 --------------------------  ------------------
                                  1997     1998      1999      1999      2000
                                 -------  -------  --------  --------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
 Net loss......................  $(3,711) $(7,671) $(18,865) $ (6,828) $(24,162)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
  Depreciation and
   amortization................      141      359       801       313       880
  Loss on disposal of property
   and equipment...............       --      (33)       --        --        --
  Provision for doubtful
   accounts....................       --       21        79        --       305
  Stock-based compensation.....       --      878     5,788     1,606     8,149
  Issuance of stock and stock
   options for services........       --       --       646       291       674
  Warrant related non-cash
   interest expense............        3       --       125        63        62
  Changes in assets and
   liabilities:
   Accounts receivable.........     (113)  (1,513)   (2,225)   (1,096)   (1,981)
   Prepaid expenses and other
    current assets.............      (79)    (105)     (117)      136       (42)
   Other assets................       --     (156)       --       (41)     (680)
   Accounts payable............      122       32       697       (54)      984
   Accrued liabilities.........      149      282     1,039       460       672
   Deferred revenue............       83      702     2,614     1,117       775
                                 -------  -------  --------  --------  --------
    Net cash used in operating
     activities................   (3,405)  (7,204)   (9,418)   (4,033)  (14,360)
                                 -------  -------  --------  --------  --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment....................     (479)    (905)      (46)       --    (2,542)
 Proceeds from disposal of
  property and equipment.......       --       86        --        44        --
 Sale (purchase) of short-term
  investments..................       --       --    (6,988)       --     3,996
                                 -------  -------  --------  --------  --------
    Net cash provided by (used
     in) investing activities..     (479)    (819)   (7,034)       44     1,454
                                 -------  -------  --------  --------  --------
Cash flows from financing
 activities:
 Proceeds from issuance of
  long-term debt...............      336      453     4,910     4,910     1,243
 Repayments of long-term debt..      (25)    (153)   (1,205)     (338)     (907)
 Borrowings under working
  capital line of credit.......       --    1,000        --        --        --
 Repayments of working capital
  line of credit...............       --   (1,000)       --        --        --
 Principal payments under
  capital lease obligations....       --      (16)     (264)      (65)     (391)
 Proceeds from issuance of
  mandatorily redeemable
  convertible preferred stock,
  net of issuance costs........    5,133    9,701    12,982    12,783    10,000
 Proceeds from issuance of
  Series A convertible
  preferred stock..............      657       --        --        --        --
 Proceeds from exercise of
  Series A convertible
  preferred stock warrant......       --        1        12        --         7
 Proceeds from issuance of
  common stock upon exercise of
  stock options................        4       16       706        35       688
                                 -------  -------  --------  --------  --------
    Net cash provided by
     financing activities......    6,105   10,002    17,141    17,325    10,640
                                 -------  -------  --------  --------  --------
Net increase (decrease) in cash
 and cash equivalents..........    2,221    1,979       689    13,336    (2,270)
Cash and cash equivalents at
 beginning of year.............      122    2,343     4,322     4,322     5,011
                                 -------  -------  --------  --------  --------
Cash and cash equivalents at
 end of year...................  $ 2,343  $ 4,322  $  5,011  $ 17,658  $  2,741
                                 =======  =======  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                 RESONATE INC.

                         NOTES TO FINANCIAL STATEMENTS

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


1. The Company and Summary of Significant Accounting Policies:

 The Company

  Resonate Inc. (the "Company") was incorporated in July 1995 under the laws of the State of California. The Company develops and markets a family of software products and services that ensure high levels of availability and performance for Internet, intranet and extranet applications. The Company's family of software products integrates network traffic management and systems monitoring and management functions, which together provide real time monitoring, reporting and automated service level control of eBusiness applications.

  During 1997, the Company emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to successful development, commercialization and market acceptance of products expansion of direct and indirect sales channels and the ability to obtain adequate financing to support growth.

 Reincorporation

  In March, 2000, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 200,000,000 shares of $0.0001 par value Common Stock and 10,000,000 shares of $0.0001 par value Preferred Stock. The Board of Directors has the authority to issue undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Share and per share information for each of the periods presented has been retroactively adjusted to reflect the reincorporation.

 Unaudited interim results

  The interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited. In the opinion of management, these interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal, recurring adjustments necessary for the fair presentation of the results of interim periods. The financial data and other information disclosed in these notes to the financial statements for the related periods are unaudited. The results of the interim periods are not necessarily indicative of the results to be expected for any future periods.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


 Revenue recognition

  The Company derives revenue from licenses of its software and related services, which include implementation and integration services, technical services, training and consulting. Revenue is recognized when there is persuasive evidence of an arrangement for a fixed and determinable fee that is probable of collection and when delivery and installation has occurred. The Company generally recognizes revenue under the residual method as prescribed by Statement of Position No. 97-2 "Software Revenue Recognition" and Statement of Position No. 98-9 "Modification of SOP No. 97-2 with Respect for Certain Transactions" whereby revenue is allocated to each undelivered element based upon the fair value of each element when sold separately and the residual amount is then allocated to the delivered element.

  The Company has also entered into a limited number of contracts which involve significant implementation or customization essential to the functionality of the Company's product. Product and services revenue under such arrangements is recognized under the percentage-of-completion method using labor hours incurred as the measure of progress towards completion. The Company classifies revenue from these arrangements as product and services revenue, respectively, based upon the estimated fair value of each element. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated.

  Product revenue from existing reseller arrangements is recognized when reported by the reseller upon re-licensing of the Company's software to end users. The Company's agreements with its customers and resellers do not contain product return rights.

  The Company also derives revenue from providing access to their products for a specified period of time. Revenue is recognized on such arrangements as the license fees become due and payable. No revenue had been recognized under such arrangements for the year ended December 31, 1999.

  Services revenue consists of professional services and maintenance fees. Professional services primarily consist of software installation and integration, consulting and training. Professional services revenue is recognized as such services are performed. Services revenue from maintenance agreements, which include services such as technical product support and unspecified product upgrades, are recognized ratably over the term of the agreement, generally one year.

 Cash, cash equivalents and short-term investments

  The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of acquisition to be cash equivalents; those with original maturities greater than

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

three months and current maturities less than twelve months from the balance sheet date are considered short-term investments.

  Cash equivalents and short-term investments are considered available-for-sale securities and are carried at cost, which approximates fair value. The following schedule summarizes the estimated fair value of the Company's cash, cash equivalents and short-term investments (in thousands):

                                                       December 31,
                                                      --------------  June 30,
                                                       1998    1999     2000
                                                      ------- ------ -----------
                                                                     (unaudited)
Cash and cash equivalents:
Cash................................................. $   108 $  430   $  436
Commercial paper.....................................      --     --      999
Money market funds...................................   4,183  2,564    1,306
Auction rate preferred stock.........................      --  1,996       --
Certificates of deposit..............................      31     21       --
                                                      ------- ------   ------
                                                      $ 4,322 $5,011   $2,741
                                                      ======= ======   ======
Short-term investments:
Commercial paper..................................... $    -- $2,000       --
Corporate notes......................................      --  1,000       --
Corporate bonds......................................      --    997    1,000
U.S. government debt securities......................      --  1,992      998
Medium term notes....................................      --    999      994
                                                      ------- ------   ------
                                                      $    -- $6,988   $2,992
                                                      ======= ======   ======

 Concentration of credit risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company limits its exposure to credit loss by placing its cash, cash equivalents and short-term investments with major financial institutions. The Company's accounts receivable are derived from revenue earned from customers located primarily in the U.S., and to a lesser extent, in Brazil, Canada, Europe and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  During the years ended December 31, 1998 and 1999, respectively, no individual customer accounted for more than 10% of the Company's total revenue. For the year ended December 31, 1997, two individual customers accounted for 22% and 11% of total revenue. During the six months ended June 30, 1999, no individual customer accounted for more than 10% of the Company's total revenue. During the six months ended June 30, 2000, one customer accounted for 12% of total revenue.

  At December 31, 1998, two individual customers accounted for 17% and 13% of total accounts receivable. At December 31, 1999, one individual customer accounted for 16% of total accounts receivable. At June 30, 2000, one individual customer accounted for 14% of total accounts receivable.

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


 Fair value of instruments

  The Company's financial instruments including cash equivalents, short-term investments, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Debt and capital lease obligations are carried at cost, which approximates fair value due to the proximity of the implicit rates of these financial instruments and the prevailing market rates for similar instruments.

 Property and equipment

  Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets, generally three to five years, or the lease term of the respective assets, whichever is shorter.

 Software development costs

  Software development costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred. Software development costs are capitalized after technological feasibility has been established. The period between achievements of technological feasibility which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs since its inception.

 Capitalization of internal-use software costs

  In January 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," which requires software development costs associated with internal use software to be charged to operations until certain capitalization criteria are met.

 Impairment of long-lived assets

  The Company evaluates the recoverability of its assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Stock-based compensation

  The Company accounts for stock-based awards to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB 25, unearned stock-based compensation is based on the difference, if any, on the date of the grant, between the

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

fair value of the Company's stock and the exercise price. Unearned stock-based compensation is amortized and expensed in accordance with Financial Accounting Standards Board Interpretation No. 28 using the multiple-option approach. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus on Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services." The Company uses the Black-Scholes option pricing model to value options granted to consultants.

 Income taxes

  Deferred tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

 Net loss per share

  The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of share of common stock outstanding during the period excluding shares of common stock subject to repurchase.

  The following table sets forth the computation of basic and diluted net loss per share available to common stockholders for the periods indicated (in thousands, except per share amounts):

                                                                Six Months
                                 Year Ended December 31,      Ended June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Numerator:
  Net loss...................... $(3,711) $(7,671) $(18,865) $(6,828) $(24,162)
                                 =======  =======  ========  =======  ========
Denominator:
  Weighted average shares.......   4,452    4,615     6,514    5,890     8,287
  Weighted average Common Stock
   subject to repurchase........  (1,369)    (567)   (2,001)  (1,373)   (1,850)
                                 -------  -------  --------  -------  --------
Denominator for basic and
 diluted calculation............   3,083    4,048     4,513    4,517     6,437
                                 -------  -------  --------  -------  --------
Basic and diluted net loss per
 share.......................... $ (1.20) $ (1.90) $  (4.18) $ (1.51) $  (3.75)
                                 =======  =======  ========  =======  ========

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  The following table sets forth the weighted average potential shares of Common Stock that are not included in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated (in thousands):

                                                                  Six Months
                                                  Year Ended         Ended
                                                 December 31,      June 30,
                                              ------------------ -------------
                                              1997  1998   1999   1999   2000
                                              ----- ----- ------ ------ ------
                                                                  (unaudited)
Weighted average effect of common stock
 equivalents:
  Series A Preferred Stock................... 1,777 1,814  1,817  1,815  1,832
  Series B Preferred Stock................... 2,662 3,856  3,856  3,856  3,856
  Series C Preferred Stock...................    -- 1,677  3,230  3,230  3,230
  Series D Preferred Stock...................    --    --  1,425    116  2,707
  Series E Preferred Stock...................    --    --     --     --    267
  Warrants to purchase Series A Preferred
   Stock.....................................    78    77     74     76     59
  Warrants to purchase Series B Preferred
   Stock.....................................     3     3      3      3      3
  Warrants to purchase Series C Preferred
   Stock.....................................    --    29    199    176    213
  Warrants to purchase Common Stock..........    --    38     66     66    100
  Employee stock options.....................   868 1,260  1,764  1,644  2,779
  Common Stock subject to repurchase
   agreements................................ 1,369   567  2,001  1,373  1,850
                                              ----- ----- ------ ------ ------
                                              6,757 9,321 14,435 12,355 16,896
                                              ===== ===== ====== ====== ======

 Pro forma net loss per share (unaudited)

  Pro forma net loss per share for the year ended December 31, 1999 and the six months ended June 30, 2000 is computed using the weighted average number of shares outstanding, including the conversion of the Company's Mandatorily Redeemable Convertible Preferred Stock and the Company's Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering, as if such conversion occurred at January 1, 1999 or at the date of issuance, if later. The resulting unaudited pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 10,328,000 and 11,898,000 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. The calculation of pro forma diluted net loss per share excludes incremental Common Stock issuable upon the exercise of stock options and warrants as the effect would be antidilutive.

 Pro forma stockholders' equity (unaudited)

  Effective upon the closing of the Company's initial public offering, the outstanding shares of Series A, B, C and D Preferred Stock will automatically convert into 1,833,852, 3,856,145, 3,230,418, and 2,706,877 shares of Common
Stock, respectively. Assuming an offering price of $18.00 per share, the outstanding shares of Series E Preferred Stock will automatically convert into 520,551 shares of Common Stock. The Series E Preferred Stock conversion ratio has been adjusted to reflect the impact of an initial public offering price which is lower than the original issuance price of such shares in accordance with the stock conversion rights as described in Note 5. The pro forma effects of these transactions have been reflected in the accompanying pro forma balance sheet at June 30, 2000.

 Comprehensive income

  The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. As of December 31, 1998 and 1999, the Company did not have any transactions that are required to be reported in comprehensive income.

 Segment information

  The Company has adopted the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company identifies its operating segment based on business activities, management responsibility and geographic location. During all periods presented, the Company operated in a single business segment.

 Reclassification

  Certain reclassifications have been made to the prior year financial statements to conform to the current period presentation.

 Advertising costs

  Advertising costs are expensed as in accordance with Statement of Position 93-7, "Reporting on Advertising Costs." Advertising and public relations expenses for the fiscal years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 totaled $108,332, $102,972, $794,378,
$59,678 (unaudited) and $1,324,919 (unaudited), respectively.

 Recent accounting pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the Financial Accounting Standards Board issued SFAS No.137, "Accounting with Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 deferred the effective date until the first fiscal quarter ending June 30, 2000. The Company will adopt SFAS 133 in its quarter ending June 30, 2000. The Company has not engaged in hedging activities or invested in derivative instruments and accordingly does not believe implementation of SFAS 133 will have a material effect on its financial statements.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. The Company believes that the impact of FIN 44 will not have a material effect on the financial position or results of operations of the Company.

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management has complied with the guidance in SAB 101.

2. Supplemental Cash Flow Information (in thousands):

                                                                    Six Months
                                                      Year Ended       Ended
                                                     December 31,    June 30,
                                                   ---------------- -----------
                                                   1997 1998  1999  1999  2000
                                                   ---- ---- ------ ----- -----
                                                                    (unaudited)
Supplemental cash flow information:
  Cash paid for interest.......................... $12  $ 67 $  488 $ 161 $ 311
                                                   ===  ==== ====== ===== =====
Supplemental non-cash investing and financing
 activity:
  Conversion of convertible promissory notes and
   related accrued interest to Series A
   convertible preferred stock.................... $83  $ -- $   -- $  -- $  --
                                                   ===  ==== ====== ===== =====
  Issuance of warrants to purchase Series C
   mandatorily redeemable convertible preferred
   stock in connection with subordinated debt..... $--  $115 $  259 $ 259 $  --
                                                   ===  ==== ====== ===== =====
  Issuance of warrants to purchase common stock in
   connection with strategic partnership ......... $--  $ -- $   -- $  -- $ 254
                                                   ===  ==== ====== ===== =====
  Capital lease obligations....................... $--  $225 $1,664 $ 494 $ 322
                                                   ===  ==== ====== ===== =====
  Common Stock issued in exchange for notes
   receivable..................................... $--  $ -- $  755 $ 535 $ 300
                                                   ===  ==== ====== ===== =====

3. Balance Sheet Components (in thousands):

                            December 31,
                           ---------------   June 30,
                            1998    1999       2000
                           ------  -------  -----------
                                            (unaudited)
Accounts receivable, net
  Accounts receivable..... $1,626  $ 3,851    $ 5,727
  Less: Allowance for
   doubtful accounts......    (21)    (100)      (300)
                           ------  -------    -------
                           $1,605  $ 3,751    $ 5,427
                           ======  =======    =======
Property and equipment,
 net
  Computer equipment and
   software............... $1,174  $ 2,708    $ 4,760
  Furniture and fixtures..    478      577        980
  Leasehold improvements..    103      180        588
                           ------  -------    -------
                            1,755    3,465      6,328
  Less: Accumulated
   depreciation and
   amortization...........   (504)  (1,305)    (2,185)
                           ------  -------    -------
                           $1,251  $ 2,160    $ 4,143
                           ======  =======    =======

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  Property and equipment includes $224,304 and $1,887,978 of fixed assets under capital lease at December 31, 1998 and 1999, respectively. Accumulated depreciation of assets under capital lease totaled $16,022 and $353,773 at December 31, 1998 and 1999, respectively.

                                                        December 31,  June 30,
                                                        ------------  --------
                                                        1998   1999     2000
                                                        ----- ------ -----------
                                                                     (unaudited)
Accrued liabilities
  Accrued compensation and related benefits............ $ 330 $1,263   $2,019
  Accrued professional services........................    34    106       81
  Other................................................   232    266      207
                                                        ----- ------   ------
                                                        $ 596 $1,635   $2,307
                                                        ===== ======   ======

4. Financing Arrangements (in thousands):

                                                         December
                                                            31,       June 30,
                                                        -----------  -----------
                                                        1998  1999      2000
                                                        ---- ------  -----------
                                                                     (unaudited)
Equipment line of credit #1, due in equal monthly
 installments of $4,167 comprising principal, through
 June 2000 bearing interest at the bank's prime rate
 plus 2% (9.75% and 10.5% at 1998 and 1999,
 respectively)........................................  $ 75 $   25        --
Equipment line of credit #2, due in equal monthly
 installments of $9,722 comprising principal, through
 March 2001, bearing interest at the bank's prime rate
 plus 1.5% (9.25% and 10% at 1998 and 1999,
 respectively)........................................   247    130        --
Equipment line of credit #3, due in equal monthly
 installments of $14,706 comprising principal, through
 March 2002, bearing interest at the bank's prime rate
 plus 0.50% (8.25% and 9% at 1998 and 1999,
 respectively)........................................   340    397        --
Equipment line of credit #4, expiring June 2002
 bearing interest at the bank's prime rate plus 0.5%
 (10% at June 30, 2000)...............................    --     --     1,624
Subordinated debt in equal monthly installments of
 $83,173 and $33,511, comprising principal and
 interest, through March 2002, bearing interest at 12%
 and 12.5% per annum, respectively....................    --  2,745     2,198
Subordinated debt in equal monthly installments of
 $41,716 comprising principal and interest, through
 June 2002, bearing interest at 12.5% per annum.......    --  1,070       882
                                                        ---- ------    ------
                                                         662  4,367     4,704
Deferred debt issuance costs..........................    --   (220)     (167)
                                                        ---- ------    ------
                                                         662  4,147     4,537
Less: current portion.................................   261  1,725     2,297
                                                        ---- ------    ------
                                                        $401 $2,422    $2,240
                                                        ==== ======    ======

  In June 2000, the Company combined equipment lines of credit #1, #2 and #3 into a single equipment line, equipment line of credit #4, which permits borrowings of up to $3 million. The balances of lines of credit #1, #2 and #3 totaling $380,831 at June 30, 2000 are due under equipment line of credit #4 in equal monthly installments of $31,736 comprising principal, through May 2001 bearing interest at the bank's prime rate plus 0.5% (10% at June 30, 2000). New

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

borrowings under equipment line of credit #4 are subject to interest only at the bank's prime rate plus 0.5% until May 2001 at which time the principal balance will be due in 36 equal monthly installments plus interest.

  The equipment lines of credit are secured by the Company's assets and are subject to certain financial covenants. As at December 31, 1999, and June 30, 2000, the Company was in compliance with all covenants. The Company issued 3,333 warrants to purchase Series B Preferred Stock and 9,888 warrants to purchase Series C Preferred Stock in connection with equipment lines of credit (see Note 5).

  The subordinated debt is secured by the Company's assets and are subject to certain nonfinancial covenants. As at December 31, 1999 and June 30, 2000, the Company was in compliance with all covenants. The Company issued 177,181 warrants to purchase Series C Preferred Stock in connection with the subordinated debt (see Note 5).

  Principal payments under long-term debt as of June 30, 2000 are as follows (in thousands):

     Years Ending
     December 31,
     ------------
     2000................................................................ $1,179
     2001................................................................  2,318
     2002................................................................    999
     2003................................................................    208
                                                                          ------
                                                                          $4,704
                                                                          ======

 Accounts receivable line of credit

  The Company has a $5,000,000 accounts receivable line of credit that bears interest at the bank's prime rate plus 0.25% (9.75% at June 30, 2000). The accounts receivable line of credit expires in May 2001. Borrowings under the accounts receivable line of credit are limited to 80% of eligible accounts receivable. There were no amounts outstanding under the line of credit at June 30, 2000.

5. Mandatorily Redeemable Convertible Preferred Stock:

  Mandatorily Redeemable Convertible Preferred Stock consists of the following (in thousands):

                                                                        Proceeds
                                  Shares                                 Net of
                          ---------------------- Liquidation Redemption Issuance
                          Authorized Outstanding   Amount      Value     Costs
                          ---------- ----------- ----------- ---------- --------
Series B, no par value..     3,859      3,856      $ 6,594    $ 5,206   $ 5,133
Series C, no par value..     3,421      3,230       11,269      9,801     9,701
Series D, no par value..     2,755      2,707       13,669     13,020    12,982
                            ------     ------      -------    -------   -------
  Balance at December
   31, 1999.............    10,035      9,793      $31,532    $28,027   $27,816
Series E, no par value
 (unaudited)............       515        515       10,250     10,000    10,000
Authorized change in
 Series C and D
 (unaudited)............        37         --           --         --        --
Series F, no par value
 (unaudited)............     1,544         --           --         --        --
                            ------     ------      -------    -------   -------
  Balance at June 30,
   2000 (unaudited).....    12,131     10,308      $41,782    $38,027   $37,816
                            ======     ======      =======    =======   =======

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  In April 1997, the Company issued 3,856,145 shares of Series B Preferred Stock at a price of $1.35 per share. In June and July 1998, the Company issued an aggregate of 3,230,418 shares of Series C Preferred Stock, at a price of $3.034 per share. In June and August 1999, the Company issued an aggregate of 2,706,877 shares of Series D Preferred Stock at a price of $4.81 per share. In March 2000, the Company issued 514,668 shares of Series E Preferred Stock at a price of $19.43 per share.

  The holders of Mandatorily Redeemable Convertible Preferred Stock ("Series B, C, D, E and F Preferred Stock") have various rights and preferences as follows:

 Dividend rights

  Holders of the Series B, C, D, E and F Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.135, $0.3034, $0.481, $1.94 and $1.94 per share, respectively, when and if declared by the Board of Directors. Dividends on all Preferred Stock shall be payable in preference and prior to any payment of any dividend on the Common Stock. The holders of the Series B, C, D, E and F Preferred Stock are also entitled to participate in dividends on the Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-converted basis. Through December 31, 1999, no dividends have been declared or paid by the Company.

 Liquidation preferences

  In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B, C, D, E and F Preferred Stock shall be entitled to receive an amount equal to $1.35, $3.034, $4.81, $19.43 and $19.43 per share, respectively, plus any declared but unpaid dividends prior to, and in preference to, any distribution to the holders of Common Stock. In addition, the holders of the Series B, C, D, E and F Preferred Stock shall be entitled to receive an amount equal to a 10% annual cumulative dividend thereon from the date of issuance of Series B, C, D, E and F Preferred Stock, before any payment shall be made to the holders of the Common Stock. Should the Company's available assets be insufficient to satisfy the liquidation preferences of the holders of the Series A, B, C, D, E and F Preferred Stock, the funds will be distributed ratably among the holders of the Series A, B, C, D, E and F Preferred Stock. Any assets remaining following the distributions to the holders of the Preferred Stock will be distributed ratably among the holders of Common Stock.

 Conversion

  Each share of the Series B, C, D, E and F Preferred Stock is initially convertible, at the option of the holder, into one share of Common Stock based on a formula which results in a one-for-one exchange ratio at June 30, 2000. The conversion formula for the Series E Preferred Stock is subject to broad-based anti-dilutive adjustments as set forth in the Company's Articles of Incorporation. The conversion formula is adjusted for such events as a dilutive issuance, stock split, or business combination. Accordingly, if the Company's initial public offering price is less than $19.43 per share, a dilutive event will be deemed to have occurred and the shares of Series E preferred shares will be converted into a greater number of common shares. Assuming an offering price of $18.00 per share, the Series E preferred shares will be convertible into 520,551 common shares, based upon a conversion ratio determined by multiplying $19.43 by a fraction, the numerator of which shall be the number of shares of Common Stock of the Company outstanding immediately prior to the IPO (assuming the conversion of all outstanding Preferred Stock) plus the number of shares of Common

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

Stock issued in the IPO times the ratio of $18.00 to $19.43, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the IPO (assuming the conversion of all outstanding Preferred Stock) plus the number of such additional shares of Common Stock issued in the IPO. For Series F Preferred Stock, this formula includes a 20% discount from the per share price in the event of a qualifying IPO or subsequent private equity financing (see Note 12). All shares of the Preferred Stock will automatically convert into Common Stock upon either (i) the approval by vote or written consent of the holders of at least 66 2/3% of the total number of shares of Preferred Stock outstanding, (ii) the closing of a public offering of the Company's common stock involving aggregate proceeds to the Company of at least $20 million and a per share price of not less than $9.00, or (iii) the date on which fewer than 50,000 shares of the originally issued Preferred Stock remain outstanding.

 Voting rights

  Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of the Company's Common Stock into which such holder's shares are convertible at the record date for such vote.

 Redemption

  Beginning March 31, 2003, all outstanding shares of the Series B, C, D, E and F Preferred Stock are eligible to be redeemed in full at the option of the holder. The redemption rights are cumulative; however, each holder of the Series B, C, D, E and F Preferred Stock may only exercise its redemption right twice and only once per calendar quarter. In the event of redemption, each holder of the Series B, C, D, E and F Preferred Stock would be entitled to receive $1.35, $3.034, $4.81, $19.43 and $19.43 per share, respectively, plus all declared but unpaid dividends.

 Warrants

  During 1997, the Company issued 3,333 warrants to purchase Series B Preferred Stock in connection with the equipment line of credit #2 discussed in Note 4. The warrants have an exercise price of $1.35 per share and expire in March, 2002. The warrants automatically convert to warrants to purchase Common Stock upon the effective date of an initial public offering. The Company determined the value of the warrants was nominal based on the Black-Scholes option pricing model.

  In November 1998, the Company issued 102,999 and 26,367 warrants to purchase Series C Preferred Stock in connection with the subordinated debt discussed in
Note 4 and capital lease obligations, respectively. The warrants have an exercise price of $3.034 per share and expire in December 2005 or three-years from an initial public offering, whichever is longer. The warrants automatically convert to warrants to purchase Common Stock upon the effective date of an initial public offering. The estimated fair value of warrants using the Black-Scholes option pricing model was $115,000. In 1998, the value of warrants was recorded as deferred debt issuance costs and included in other assets as the borrowings had yet to be drawn upon at December 31, 1998. Beginning in 1999, amortization of the discount was recognized as interest expense over the respective terms of the financing arrangements. The Company recognized $38,333 as interest expense associated with these warrants for the year ended December 31, 1999.

  In March 1998, the Company issued 9,888 warrants to purchase Series C Preferred Stock in connection with the equipment line of credit #3 discussed in
Note 4. The warrants have an exercise price of $3.034 per share and expire in March 2003. The warrants automatically convert to warrants

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

to purchase Common Stock upon the effective date of an initial public offering. The Company determined the value of the warrants was nominal based on the Black-Scholes option pricing model.

  In February 1999, the Company issued 41,199 warrants to purchase Series C Preferred Stock in connection with the subordinated debt discussed in Note 4. The warrants have an exercise price of $3.034 per share and expire in March 2006 or three years from an initial public offering, whichever is longer. In May 1999, the Company issued an additional 32,983 warrants to purchase Series C Preferred Stock in connection with the subordinated debt. These warrants have an exercise price of $4.74 per share and expire in May 2006 or three years from an initial public offering, whichever is longer. Both sets of warrants will automatically convert to warrants to purchase Common Stock upon the effective date of an initial public offering. The estimated fair value of warrants using the Black-Scholes option pricing model was $259,071. The fair value of the warrants will be amortized to interest expense over the term of the subordinated debt. The Company recognized $86,691 as interest expense associated with these warrants for the year ended December 31, 1999.

  The Company estimated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions:

                                                                  Year Ended
                                                                 December 31,
                                                               -----------------
                                                               1997  1998  1999
                                                               ----- ----- -----
   Risk-free interest rate.................................... 6.22% 5.15% 5.55%
   Expected life (in years)...................................  Term  Term  Term
   Dividend yield.............................................    --    --    --
   Expected volatility........................................   60%   60%   60%

6. Convertible preferred stock:

  In November 1996, the Company issued an aggregate of 690,000 shares of Series A Preferred Stock at a price of $1.00 per share. Additionally, $383,884 of convertible promissory notes and accrued interest were converted into 383,884 shares of Series A Preferred Stock. In January 1997, the Company issued 739,838 shares of Series A Preferred Stock at a price of $1.00 per share.

  The holders of Series A Preferred Stock have various rights and preferences as follows:

 Dividend rights

  Holders of the Series A Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.10 per share, when and if declared by the Board of Directors. Dividends on all the Preferred Stock shall be payable in preference and prior to any payment of any dividend on the Common Stock. Through December 31, 1999, no dividends have been declared or paid by the Company.

 Liquidation preferences

  In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock shall be entitled to receive an amount equal to $1.00 per share, plus any declared but unpaid dividends prior to, and in preference to, any distribution to the holders of Common Stock. Should the Company's available assets be insufficient to satisfy the liquidation preferences of the holders of the Series A, B, C, D, E and F Preferred Stock, the funds will be

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

distributed ratably among the holders of the Series A, B, C, D, E and F Preferred Stock. Any assets remaining following the distributions to the holders of the Preferred Stock will be distributed ratably among the holders of Common Stock.

 Conversion

  Each share of the Series A Preferred Stock is initially convertible, at the option of the holder, into one share of Common Stock based on a formula which results in a one-for-one exchange ratio at June 30, 2000. This formula is subject to adjustment, as defined, which provides for adjustments in the event of dilutive issuances, stock splits, combinations or other recapitalizations. All shares of the Preferred Stock will automatically convert into common stock upon either (i) the approval by vote or written consent of the holders of at least 66 2/3% of the total number of shares of Convertible Preferred Stock outstanding, (ii) the closing of a public offering of the Company's common stock involving aggregate proceeds to the Company of at least $20 million and a per share price of not less than $9.00, or (iii) the date on which fewer than 50,000 shares of the originally issued Preferred Stock remain outstanding.

 Voting rights

  Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of the Company's Common Stock into which such holder's shares are convertible at the record date for such vote.

 Preferred Stock warrants

  During 1996, the Company issued 77,505 warrants to purchase Series A Preferred Stock at an exercise price of $1.00 per share. The warrants expire at various dates ranging from three to five years from the date of grant. During 1998 and 1999, 1,250 and 12,500 warrants to purchase Series A Convertible Preferred Stock were exercised, respectively. During 2000, 6,380 warrants to purchase Series A Convertible Preferred Stock were exercised. The warrants automatically convert to warrants to purchase Common Stock upon the effective date of an initial public offering.

7. Common Stock:

  As of June 30, 2000, the Company had reserved shares of common stock as follows (in thousands) (unaudited):

   Common Stock outstanding..............................................  8,517
   Conversion of Series A................................................  1,834
   Conversion of Series B................................................  3,856
   Conversion of Series C................................................  3,230
   Conversion of Series D................................................  2,707
   Conversion of Series E................................................    515
   Exercise of warrants issued for Common Stock..........................    146
   Exercise of warrants issued for Series A Preferred Stock..............     57
   Exercise of warrants issued for Series B Preferred Stock..............      3
   Exercise of warrants issued for Series C Preferred Stock..............    213
   Common Stock options..................................................  4,057
   Undesignated.......................................................... 24,865
                                                                          ------
     Total shares authorized............................................. 50,000
                                                                          ======

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  A portion of the shares sold are subject to repurchase rights by the Company over a four year period from the earlier of grant date or employee hire date, as applicable. At December 31, 1998, 1999 and June 30, 2000, there were 567,000, 2,001,000 and 1,850,000 (unaudited) shares subject to repurchase, at an average price of $0.00067, $0.58 and $0.92 (unaudited) per share, respectively.

  In June 1998, the Company issued 65,920 warrants to purchase Common Stock to a strategic investor. The warrants have an exercise price of $0.35 and expire in June 2008. The Company determined the value of the warrants at the date of grant based on the term using the Black Scholes option pricing model to be approximately $17,000 using the following assumptions: 60% volatility, no dividends and 5.15% risk free interest rate. The Company has not recorded any expense for the estimated fair value of the warrants because such amounts were insignificant.

  In April 2000, the Company issued 77,200 warrants to purchase Common Stock to a strategic partner. The warrants have an exercise price of $19.43. Of the 77,200 warrants, 23,160 expire on December 31, 2000 and the remaining 54,040 warrants expire on December 31, 2001. The Company determined the value of the warrants at the date of grant based on the term using the Black-Scholes option pricing model to be approximately $464,000 using the following assumptions: 60% volatility, no dividends and a 6.22% risk free interest rate. The value of the warrants will be recorded as a cost of revenues over the term of the agreement.

  In June 2000, in connection with the bank line of credit, the Company issued 2,774 warrants to purchase Common Stock. The warrants have an exercise price of $19.43 and expire in June 2005. The Company determined the value of the warrants at the date of grant based on the term using the Black-Scholes option pricing model to be approximately $31,000 using the following assumptions: 60% volatility, no dividends and a 6.69% risk free interest rate. The Company has not recorded any expense for the estimated fair value of the warrants because such amounts were insignificant.

  In February and September 1999, certain executives of the Company exercised their stock options prior to vesting by issuance of full recourse promissory notes to the Company. The notes totaling $755,000 bear interest at rates between 5.00% and 6.25% per annum and are due five years from the date of the note or one year after the holder ceases holding a position with the Company. The notes are collateralized by the related 1,734,244 shares of Common Stock issued, which are subject to the Company's right of repurchase. The net amount outstanding under these notes has been reflected as a separate component of stockholders' equity.

  In February 2000, an executive of the Company exercised his stock options in part by issuing a full recourse promissory note to the Company in the principal amount of $300,000. The note bears interest at 6.6% per annum and is due five years from the date of the note. The note is collateralized by the related 100,000 shares of Common Stock issued, which are subject to the Company's right of repurchase. The net amount outstanding under this note has been reflected as a separate component of stockholders' equity.

8. Employee Benefit Plans:

 401(k) Savings Plan

  The Company has a 401(k) Savings Plan (the "Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may elect to contribute up to 20% of their eligible compensation, subject to certain limitations. All employees on the

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

United States payroll of the Company are eligible to participate in the Plan. The Company is not required to contribute to the Plan and has made no contributions since the Plan's inception.

 Stock Option Plan

  During 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"). The Plan provides for the granting of incentive and non-qualified stock options to employees, consultants and directors of the Company. The total number of shares of common stock that may be issued pursuant to the exercise of options granted under the Plan is 5,140,250 as of December 31, 1999. Subsequent to year-end, the Company increased this amount by 1,800,000.

  Options under the Plan may be granted at an exercise price not less than 100% of the fair market value of the Company's common stock on the date of grant, as determined by the Board of Directors, for incentive stock options and 85% of such fair market value for non-qualified stock options. All options are granted at the discretion of the Company's Board of Directors and have a term not greater than ten years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant or for a term greater than five years. The fair market value of the Company's Common Stock is determined by the Board of Directors. Options granted under the Plan become exercisable at a rate of 25% after the first year and ratably over the next three years or ratably over four years. Certain employee's options are immediately exercisable but unvested shares are subject to repurchase by the Company at the original exercise price.

  The following table summarizes the activity under the Plan (shares in thousands):

                                                            Options Outstanding
                                                            --------------------
                                                                        Weighted
                                                   Options              Average
                                                  Available   Options   Exercise
                                                  for Grant Outstanding  Price
                                                  --------- ----------- --------
Balance at December 31,1996......................     692        948     $0.04
 Granted.........................................    (537)       537      0.14
 Exercised.......................................      --       (213)     0.02
 Canceled........................................      82        (82)     0.15
                                                   ------     ------
Balance at December 31, 1997.....................     237      1,190      0.08
 Additional shares authorized....................     700         --        --
 Granted.........................................    (967)       967      0.22
 Exercised.......................................      --       (292)     0.05
 Canceled........................................     308       (308)     0.14
                                                   ------     ------
Balance at December 31, 1998.....................     278      1,557      0.16
 Additional shares authorized....................   2,800         --        --
 Granted.........................................  (2,935)     2,935      1.11
 Exercised.......................................      --     (1,716)     0.54
 Canceled........................................     372       (372)     0.34
                                                   ------     ------
Balance at December 31, 1999.....................     515      2,404      1.01
 Additional shares authorized (unaudited)........   1,800         --        --
 Granted (unaudited).............................  (1,673)     1,673      9.73
 Exercised (unaudited)...........................      --       (662)     1.49
 Canceled (unaudited)............................     228       (228)     4.53
                                                   ------     ------
Balance at June 30, 2000 (unaudited).............     870      3,187     $5.23
                                                   ======     ======     =====

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  The following table summarizes information about stock options outstanding and exercisable under the plan at June 30, 2000 (shares in thousands) (unaudited):

                              Options Outstanding        Options Exercisable
                        -------------------------------- --------------------
                                     Weighted
                                      Average
                                     Remaining  Weighted             Weighted
                                    Contractual Average              Average
     Range of Exercise    Number       Life     Exercise   Number    Exercise
                 Price  Outstanding   (Years)    Price   Outstanding  Price
     -----------------  ----------- ----------- -------- ----------- --------
   $       0.0333-0.10        40       6.14      $0.048       32      $0.04
                  0.15       148       7.60        0.15       24       0.15
                  0.38       309       8.51        0.38       26       0.38
                  0.65        96       8.84        0.65        6       0.65
                  1.25       977       9.24        1.25       83       1.25
                  2.50        85       9.42        2.50       --       0.00
                  3.75       416       9.50        3.75        7       3.75
                  5.00       426       9.03        5.00       29       5.00
                 14.00       127       9.67       14.00       11      14.00
                 17.00       563       9.90       17.00        4      17.00
                           -----                             ---
   $      0.0333-17.00     3,187       9.19      $ 5.23      222      $2.36
                           =====       ====      ======      ===      =====

  At December 31, 1997, 1998 and 1999, approximately 159,000, 263,000 and
303,000 options were exercisable at a weighted average exercise price per share of $0.06, $0.10 and $0.49, respectively. At June 30, 2000, approximately 222,000 options (unaudited) were exercisable at a weighted average exercise price per share of $2.36 (unaudited).

  In connection with a 1998 employment agreement with an executive (the "Executive Agreement"), the Company issued options to purchase 1,408,500 shares of Common Stock outside of the Company's stock option plan. The options have an exercise price of $ 0.38, vest over a forty-eight month period and expire in 2008. During 1999, the options were exercised and 939,000 outstanding shares of Common Stock purchased upon exercise of the option are subject to repurchase at December 31, 1999. Upon termination of employment, unvested shares are subject to repurchase by the Company at the original exercise price.

 Fair value disclosures

  The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions:

                                                                 Six Months
                                                                 Ended June
                                     Year Ended December 31,        30,
                                     -------------------------  -------------
                                      1997     1998     1999    1999    2000
                                     -------  -------  -------  -----  ------
                                                                (unaudited)
Dividend yield......................      --       --       --     --      --
Average risk free interest rate.....    6.27%    5.25%    5.64%  5.15%   6.22%
Expected life (in years)............       4        4        4      4       4
Weighted average fair value of
 options granted (per share)........ $  0.45  $  1.93  $  7.84  $3.43  $10.35

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  Had compensation cost for options granted under the Plan and the Executive Agreement been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts below for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 (unaudited), respectively (in thousands, except per share amounts):

                                                            Six Months Ended
                              Year Ended December 31,           June 30,
                            ------------------------------  -----------------
                              1997      1998       1999      1999      2000
                            --------  --------  ----------  -------  --------
                                                              (unaudited)
Net loss available to
 common stockholders
  As reported.............. $ (3,711) $ (7,671) $  (18,865) $(6,828) $(24,162)
                            ========  ========  ==========  =======  ========
  Pro forma................ $ (3,748) $ (7,827) $ (19,177)  $(6,965) $(25,004)
                            ========  ========  ==========  =======  ========
Net loss per share:
  As reported.............. $  (1.20) $  (1.90) $    (4.18) $ (1.51) $  (3.75)
                            ========  ========  ==========  =======  ========
  Pro forma................ $  (1.22) $  (1.93) $    (4.25) $ (1.54)  $ (3.88)
                            ========  ========  ==========  =======  ========

  Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described above and because additional option grants are expected to be made each year, the compensation expense for options granted during each of the three years in the period ended December 31, 1999 and the six months ended June 30, 1999 and 2000 are not representative of the pro forma effects of options grants on reported net income (loss) for future years.

 Options issued to service providers

  Fully vested options granted include options to acquire 131,758 and 62,449 shares of common stock issued to consultants and other service providers of the Company during the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. The fair value of the common stock options was estimated to be $646,000 and $709,000 (unaudited) for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively, using the Black-Scholes pricing model at the date of grant, the term of the option and the following assumptions: Risk free rate of 4.5%-5.6% and 6.1%-6.2% for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively, no expected dividends and volatility of 60%.

  Stock options have been granted to consultants that provide marketing, recruiting and business advisory services to the Company. Stock-based compensation related to stock options granted to consultants is recognized over the term of the service agreement, which generally covers a period from three months to two years. In connection with the grant of stock options to consultants and other service providers, the Company recorded stock-based compensation expenses of $646,000 and $495,000 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively.

 Unearned stock-based compensation

  In connection with certain stock option grants during the years ended December 31, 1998 and 1999 and the six months ended June 30, 2000, the Company recorded unearned stock-based

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

compensation cost totaling $4,064,000, $21,550,000 and $11,584,000 (unaudited), respectively, which is being recognized over the vesting period of the related options of four years. Amortization of unearned stock-based compensation totaled $878,000, $5,788,000 and $8,149,000 (unaudited) for the years ended December 31, 1998 and 1999 and the six months ended June 30, 2000, respectively.

  The remaining unamortized, unearned stock-based compensation for all option grants through June 30, 2000 will be amortized as follows: $7.5 million in 2000, $8.7 million in 2001, $4.5 million in 2002, $1.7 million in 2003 and
$60,000 in 2004.

9. Commitments and contingencies:

 Capital leases

  The Company has entered into capital lease agreements for their office equipment. The Company issued 26,367 warrants to purchase Series C Preferred Stock in connection with the agreement (see Note 5).

 Operating leases

  The Company leases its facilities and certain equipment under noncancelable operating leases which expire at various dates through 2003. Rent expense under these leases totaled approximately $127,000, $463,204 and $914,768 for 1997, 1998 and 1999, respectively.

  Future minimum lease payments due under capital leases and operating leases at December 31, 1999, are as follows (in thousands):

                                                              Capital  Operating
Years Ended December 31,                                      Leases    Leases
------------------------                                      -------  ---------
2000......................................................... $  772    $1,697
2001.........................................................    636       662
2002.........................................................    364       583
2003.........................................................     --       547
                                                              ------    ------
Total minimum lease payments and sublease income.............  1,772    $3,489
                                                                        ======
Less: Amount representing finance costs......................   (194)
                                                              ------
Present value of capital lease obligations...................  1,578
Less: Current portion........................................   (654)
                                                              ------
Long-term portion of capital lease obligations............... $  924
                                                              ======

10. Income Taxes:

  The Company's effective tax rate varies from the statutory rate as follows:

                                                                1998     1999
                                                               ------   ------
U.S. Federal income tax rate.................................. (34.00)% (34.00)%
State tax, net of federal tax benefit.........................  (5.84)   (5.84)
Amounts not deductible for tax purposes.......................  11.81    12.61
Operating losses not benefited................................  28.03    27.23
                                                               ------   ------
                                                                   -- %     -- %
                                                               ======   ======

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited

  Deferred tax assets consist of the following (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
Net operating loss carryforwards............................. $ 4,452  $  8,684
Research and development credit carryforwards................     349       947
Capitalized research and development costs...................     174       346
Other........................................................      78       198
                                                              -------  --------
Deferred tax assets..........................................   5,053    10,175
Deferred tax asset valuation allowance.......................  (5,053)  (10,175)
                                                              -------  --------
                                                              $    --  $     --
                                                              =======  ========

  The Company has provided a full valuation allowance for its deferred tax assets since the realization of these future benefits cannot be sufficiently assured.

  As of December 31, 1999, the Company has available net operating loss carryforwards for federal and state income tax purposes of approximately $23,501,000 and $11,554,000, respectively. These net operating loss carryforwards begin to expire in 2010 and 2003 for federal and state tax purposes, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amounts of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% as defined, over a three year period.

11. Related Party Transaction:

  During 1997, the Company paid a management consulting fee of $60,000 to a stockholder.

12. Subsequent Events:

 2000 Equity Incentive Plan and Employee Stock Purchase Plan

  In March 2000, the Company's Board of Directors adopted, subject to stockholder approval, the 2000 Stock Plan and the 2000 Employee Stock Purchase Plan, which will not become effective until the effective date of the offering. Each plan will be administered by the Board or by a committee of the Board.

  A total of 3,200,000 shares of common stock are authorized and reserved for issuance under the 2000 Stock Plan ("Stock Plan"), and the cumulative number of shares authorized for issuance will be increased annually to the lessor of:

  .  1,500,000 shares;

  .  5% of the outstanding shares on such date; or

  .  a lessor amount to be determined by the Board.

The Stock Plan allows awards to be granted in the form of incentive stock options, nonstatutory stock options and stock purchase rights. Unless terminated sooner by the Board, the Stock Plan will terminate automatically in 2010.

                                 RESONATE INC.

          Information as of June 30, 2000 and/or for the periods ended
                      June 30, 1999 and 2000 is unaudited


  A total of 1,000,000 shares of common stock are reserved for issuance under the Employee Stock Purchase Plan ("ESPP"), plus annual increases equal to the lessor of:

  .  750,000 shares;

  .  2.5% of the outstanding shares on such date; or

  .  a lessor amount to be determined by the Board.

The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of the participant's gross earnings and commissions, but not to exceed the established maximum. Such amounts are applied to the purchase from the Company of shares of common stock at the end of each offering period at a price which is generally 85% of the lower of the fair market value of the common stock at the beginning or at the end of the offering period. The plan contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The plan will terminate in 2010.

 Initial public offering

  On March 2, 2000, the Board of Directors approved the initial public offering of the Company's Common Stock.

 Private Placement

  On July 6, 2000, the Company completed a private placement and issued 1,389,603 Series F Preferred Stock ("Series F") at $19.43 per share for net proceeds of $27,000,000. The terms of the Series F Preferred Stock are detailed in Note 5 to the financial statements. Series F is convertible into common stock at a 20% discount from the IPO price per share.

  The difference between the fair value of the common stock at the date of issuance and the conversion price most beneficial to the holders of Series F will result in a beneficial conversion feature of $6.8 million. This amount will be recorded as an immediate charge to Additional Paid in Capital upon completion of the IPO.

 Reincorporation

  The Company reincorporated into a Delaware Corporation effective on July 25, 2000.

[Inside Back Cover of Prospectus]

The inside back cover begins with our logo, followed by our trademark "Keeping E-Business Open for Business," and then the following title centered at the top of the page:

"The Resonate Differentiation:
Real-Time Monitoring, Reporting, and Control of eBusiness Applications"

Below this language is a graphic of two circles one of which circumscribes the words "Enterprise Traffic Management" and the other circumscribes the words "Systems Management." Arrows above and below the circles point from one circle to the other and are labeled "Feedback" to depict the scope of our solution.

Below this graphic is the following language:

"Internet Services Management integrates enterprise traffic management and systems management capabilities to optimize availability and performance of Internet, extranet, and intranet applications."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Forward Looking Statements...............................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  39
Management...............................................................  58
Incentive Stock Plans....................................................  64
Related Party Transactions...............................................  69
Principal Stockholders...................................................  71
Description of Capital Stock.............................................  75
Shares Eligible for Future Sale..........................................  78
Underwriting.............................................................  80
Legal Matters............................................................  82
Experts..................................................................  82
Where You Can Find More Information About Us.............................  82
Index to Financial Statements............................................ F-1

                                ---------------

  Through and including      2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             4,000,000 Shares
                                 Resonate Inc.
                                  Common Stock

                                ---------------

                          [RESONATE LOGO APPEARS HERE]

                                ---------------


                              Goldman, Sachs & Co.

                                   Chase H&Q

                             Dain Rauscher Wessels

                                 Wit SoundView

                      Representatives of the Underwriters


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Resonate in connection with the sale of common stock being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee............................................. $   23,074
   NASD filing fee..................................................      9,240
   Nasdaq National Market listing fee...............................     95,000
   Printing and engraving costs.....................................    400,000
   Legal fees and expenses..........................................    450,000
   Accounting fees and expenses.....................................    450,000
   Blue Sky fees and expenses.......................................     10,000
   Transfer Agent and Registrar fees................................     20,000
   Miscellaneous expenses...........................................    242,686
                                                                     ----------
     Total.......................................................... $1,700,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article IX of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

  The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below:

    (a) On April 24, 1997, the Registrant issued and sold an aggregate of 3,856,145 shares of Series B preferred stock to a total of 15 investors for $1.35 per share, or an aggregate of

  $5,205,795. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

    (b) On June 25, 1998, July 1, 1998 and July 15, 1998, the Registrant issued and sold an aggregate of 3,230,418 shares of Series C preferred stock to a total of 27 investors for $3.034 per share, or an aggregate of $10,176,159. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

    (c) On June 22, 1999 and August 13, 1999, the Registrant issued and sold an aggregate of 2,706,877 shares of Series D preferred stock to a total of 50 investors for $4.81 per share, or an aggregate of $13,008,053. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

    (d) On March 28, 2000, the Registrant issued and sold an aggregate of 514,668 shares of Series E preferred stock to one strategic investor for $19.43 per share or an aggregate of $9,999,999. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to
  Section 4(2) thereof on the basis that the transaction did not involve a public offering.

    (e) As of June 30, 2000, an aggregate of 2,883,346 shares of common stock had been issued upon exercise of options under the Registrant's 1996 Stock Option Plan.

    (f) On July 6, 2000, the Registrant issued and sold an aggregate of 1,389,603 shares of Series F preferred stock to three strategic investors for $19.43 per share or an aggregate of $26,999,986. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement.
  3.1*   Restated Certificate of Incorporation of the Registrant to be in
         effect after the closing of the offering to be made under this
         Registration Statement.
  3.2*   Bylaws of the Registrant to be in effect after the closing of the offering to be made under this Registration Statement.
  4.1*   Form of Specimen Certificate for Registrant's common stock.
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1*   Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2*  1996 Stock Plan and form of agreement thereunder.
10.3*  2000 Stock Plan and form of agreement thereunder.
10.4*  2000 Employee Stock Purchase Plan and form of agreement thereunder.
10.5*  Fourth Amended and Restated Investor Rights Agreement dated March 28, 2000.
10.6*  Lease in Sunnyvale, California.
10.7*  Java License from Sun Microsystems, Inc.
23.1   Consent of Independent Accountants.
23.2   Consent of Counsel (see Exhibit 5.1).
23.3*  Consent of Forrester Research, Inc.
23.4*  Consent of Internet Research Group
23.5*  Consent of IDC
24.1*  Power of Attorney (see page II-4).
27.1*  Financial Data Schedules.

--------
*  Previously filed.

(b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 1st day of August, 2000.

                                          RESONATE INC.

                                                /s/ Kenneth Schroeder
                                          By: _________________________________
                                                    Kenneth Schroeder
                                              President and Chief Executive
                                                         Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

             Signature                         Title                  Date
             ---------                         -----                  ----

      /s/ Kenneth Schroeder         President, Chief Executive   August 1, 2000
  ________________________________   Officer and Director
         Kenneth Schroeder           (Principal Executive
                                     Officer)

     /s/ Robert C. Hausmann         Chief Financial Officer      August 1, 2000
  ________________________________   (Principal Financial and
         Robert C. Hausmann          Accounting Officer)

                 *                  Chairman of the Board        August 1, 2000
  ________________________________
         Gordon A. Campbell

                 *                  Founder, Corporate Vice      August 1, 2000
  ________________________________   President and Director
       Christopher C. Marino

                 *                  Director                     August 1, 2000
  ________________________________
          I. Robert Greene

                 *                  Director                     August 1, 2000
  ________________________________
      Robert J. Finocchio, Jr.

                 *                  Director                     August 1, 2000
  ________________________________
         Russell Siegelman

                 *                  Director                     August 1, 2000
  ________________________________
         John S. McFarlane

   /s/ Robert C. Hausmann

By: ___________________

     Robert C. Hausmann
    Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement.
  3.1*   Restated Certificate of Incorporation of the Registrant to be in
         effect after the closing of the offering to be made under this
         Registration Statement.
  3.2*   Bylaws of the Registrant to be in effect after the closing of the offering to be made under this Registration Statement.
  4.1*   Form of Specimen Certificate for Registrant's common stock.
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1*   Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2*   1996 Stock Plan and form of agreement thereunder.
 10.3*   2000 Stock Plan and form of agreement thereunder.
 10.4*   2000 Employee Stock Purchase Plan and form of agreement thereunder.
         Fifth Amended and Restated Investors Rights Agreement dated July 6,
 10.5*   2000.
 10.6*   Lease in Sunnyvale, California
 10.7*   Java License from Sun Microsystems, Inc.
 23.1    Consent of Independent Accountants
 23.2    Consent of Counsel (see Exhibit 5.1).
 23.3*   Consent of Forrester Research, Inc.
 23.4*   Consent of Internet Research Group
 23.5*   Consent of IDC
 24.1*   Power of Attorney (see page II-4).
 27.1*   Financial Data Schedules.

--------
*  Previously filed.